      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 2015


                                                             FILE NO. 333-206448

                                                              FILE NO. 811-22726

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

PRE-EFFECTIVE AMENDMENT NO. 1                                /X/
POST-EFFECTIVE AMENDMENT NO.                                / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


AMENDMENT NO. 34


                       FORETHOUGHT LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT A

                           (Exact Name of Registrant)

                       FORETHOUGHT LIFE INSURANCE COMPANY

                              (Name of Depositor)

          300 NORTH MERIDIAN STREET, SUITE 1800 INDIANAPOLIS, IN 46204

                   (Address of Depositor's Principal Offices)

                                  860-325-1538

              (Depositor's Telephone Number, Including Area Code)

                               SARAH M. PATTERSON
                       FORETHOUGHT LIFE INSURANCE COMPANY
               82 HOPMEADOW STREET, SUITE 200, SIMSBURY, CT 06089

                    (Name and Address of Agent for Service)

                                  ------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

                                  ------------

The Registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

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
                                     PART A

FOREINVESTORS CHOICE VARIABLE ANNUITY -- I SHARE

FORETHOUGHT LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A (EST. 06/05/12)
300 N. MERIDIAN ST
SUITE 1800
INDIANAPOLIS, IN 46204
1-866-645-2449
WWW.FORETHOUGHT.COM


==========================================================================
This prospectus describes information you should know before you purchase ForeInvestors Choice Variable Annuity -- I Share. The prospectus describes a Contract between each Owner and joint Owner ("you") and Forethought Life Insurance Company ("us," "we" or "our"). This is an individual, deferred, flexible-premium variable annuity. You may own this annuity on a single or joint basis. This variable annuity allows you to allocate your Premium Payment among the following portfolio companies:



-     AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

-     [To be determined]

-     American Century Variable Portfolios, Inc.

-     American Funds Insurance Series(R)

-     BlackRock Variable Series Funds, Inc.

-     [To be determined]

-     Forethought Variable Insurance Trust

-     Franklin Templeton Variable Insurance Products Trust

-     Goldman Sachs Variable Insurance Trust

-     [To be determined]

-     Lord Abbett Series Fund, Inc.

-     MFS(R) Variable Insurance Trust

-     MFS(R) Variable Insurance Trust II

-     [To be determined]

-     [To be determined]

-     PIMCO Variable Insurance Trust

-     Putnam Variable Trust



Please refer to page 2 for a list of available Sub-Accounts.

This prospectus refers to the following Contract share class:



-    I Share



The Contract share class will be on your application and identified in your Contract. The I share class is offered through registered investment advisors who are associated with one of the broker-dealers that sells the Contract. We may refer to your registered investment advisor as an investment advisor and/or Financial Intermediary. Not every optional rider may be available through every broker-dealer or in your state. Other available Contract share classes offered through select broker-dealers are not described in this Prospectus and may be subject to different charges. We may also make the Contract available through independent registered investment advisor.

Please read this prospectus carefully before investing and keep it for your records and for future reference. You can also contact us to get a Statement of Additional Information free of charge. The Statement of Additional Information contains more information about this Contract and, like this prospectus, is filed with the Securities and Exchange Commission ("SEC" or "Commission"). We have included the Table of Contents for the Statement of Additional Information at the end of this prospectus. Although we file this prospectus and the Statement of Additional Information with the SEC, the SEC doesn't approve or disapprove these securities or determine if the information in this prospectus is truthful or complete. Anyone who represents that the SEC does these things may be guilty of a criminal offense. This prospectus and the Statement of Additional Information can also be obtained from us or the SEC's website (www.sec.gov).

This variable annuity may not be suitable for everyone. This variable annuity may not be appropriate for people who do not have a long investment time horizon and is not appropriate for people who intend to engage in market timing. You will get NO ADDITIONAL TAX ADVANTAGE from this variable annuity if you are investing through a tax-advantaged retirement plan (such as a 401(k) plan or Individual Retirement Account ("IRA")). This prospectus is not intended to provide tax, accounting or legal advice.

We are not an investment advisor nor are we registered as such with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your investment. This information does not constitute personalized investment advice or financial planning advice.





  NOT INSURED BY FDIC OR
           ANY
FEDERAL GOVERNMENT AGENCY
  MAY
 LOSE
VALUE
 NOT A DEPOSIT OF OR GUARANTEED
              BY
ANY BANK OR ANY BANK AFFILIATE
[NOT_FDIC_BANK_ICON]

--------------------------------------------------------------------------
PROSPECTUS DATED: NOVEMBER 16, 2015
STATEMENT OF ADDITIONAL INFORMATION DATED: NOVEMBER 16, 2015

2


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AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

-     Invesco V.I. Balanced-Risk Allocation Fund

-     Invesco V.I. Comstock Fund

-     Invesco V.I. Equity and Income Fund

-     Invesco V.I. Money Market Fund


American Century Variable Portfolios, Inc.

-     American Century VP Capital Appreciation Fund

-     American Century VP Income & Growth Fund

-     American Century VP Value Fund


American Funds Insurance Series(R)

-     American Funds Asset Allocation Fund

-     American Funds Blue Chip Income and Growth Fund

-     American Funds Bond Fund

-     American Funds Capital Income Builder(R)

-     American Funds Global Growth Fund

-     American Funds Growth Fund

-     American Funds International Fund

-     American Funds New World Fund


BlackRock Variable Series Fund, Inc.

-     BlackRock Basic Value V.I. Fund

-     BlackRock Capital Appreciation V.I. Fund

-     BlackRock Equity Dividend V.I. Fund

-     BlackRock Global Allocation V.I. Fund

-     BlackRock High Yield V.I. Fund

-     BlackRock S&P 500 Index V.I. Fund

-     BlackRock Total Return V.I. Fund


Forethought Variable Insurance Products Trust

-     FVIT American Funds(R) Managed Risk Portfolio

-     FVIT Balanced Managed Risk Portfolio

-     FVIT BlackRock Global Allocation Managed Risk Portfolio

-     FVIT Franklin Dividend and Income Managed Risk Portfolio

-     FVIT Goldman Sachs Dynamic Trends Allocation Portfolio

-     FVIT Growth Managed Risk Portfolio

-     FVIT Moderate Growth Managed Risk Portfolio

-     FVIT PIMCO Tactical Allocation Portfolio

-     FVIT Select Advisor Managed Risk Portfolio

-     FVIT Wellington Research Managed Risk Portfolio


Franklin Templeton Variable Insurance Products Trust

-     Franklin Global Real Estate VIP Fund

-     Franklin Income VIP Fund

-     Franklin Mutual Global Discovery VIP Fund

-     Franklin Rising Dividends VIP Fund

-     Franklin Strategic Income VIP Fund

-     Templeton Foreign VIP Fund

-     Templeton Global Bond VIP Fund


Goldman Sachs Variable Insurance Trust

-     Goldman Sachs Core Fixed Income Fund

-     Goldman Sachs Global Trends Allocation Fund

-     Goldman Sachs Growth Opportunities Fund

-     Goldman Sachs High Quality Floating Rate Fund

-     Goldman Sachs Mid Cap Value Fund

-     Goldman Sachs Small Cap Equity Insights Fund

-     Goldman Sachs Strategic Income Fund

-     Goldman Sachs Strategic International Equity Fund

-     Goldman Sachs U.S. Equity Insights Fund


Lord Abbett Series Fund, Inc.

-     Lord Abbett Bond Debenture Portfolio

-     Lord Abbett Mid Cap Stock Portfolio

-     Lord Abbett Short Duration Income Portfolio


MFS(R) Variable Insurance Trust

-     MFS(R) Growth Series

-     MFS(R) Mid Cap Growth Series

-     MFS(R) Research International Portfolio

-     MFS(R) Total Return Bond Series

-     MFS(R) Utilities Series


MFS(R) Variable Insurance Trust II

-     MFS(R) Blended Research Core Equity Portfolio


PIMCO Variable Insurance Trust

-     PIMCO All Asset Portfolio

-     PIMCO CommodityRealReturn(R) Strategy Portfolio

-     PIMCO Emerging Markets Bond Portfolio

-     PIMCO Foreign Bond Portfolio (U.S. Dollar-Hedged)

-     PIMCO Global Multi-Asset Managed Allocation Portfolio

-     PIMCO Real Return Portfolio

-     PIMCO Total Return Portfolio

-     PIMCO Unconstrained Bond Portfolio


Putnam Variable Trust

-     Putnam VT Absolute Return 500 Fund

-     Putnam VT American Government Income Fund

-     Putnam VT Equity Income Fund

-     Putnam VT Global Asset Allocation Fund

-     Putnam VT Income Fund

-     Putnam VT International Value Fund

-     Putnam VT Investors Fund

-     Putnam VT Small Cap Value Fund

3


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CONTENTS

                                                                                                                                PAGE
------------------------------------------------------------------------------------------------------------------------------------

1.   INTRODUCTION                                                                                                                  4
------------------------------------------------------------------------------------------------------------------------------------

2.   FEE SUMMARY                                                                                                                   5
------------------------------------------------------------------------------------------------------------------------------------

3.   MANAGEMENT OF THE CONTRACT                                                                                                    7
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     The Company                                                                                                                   7
------------------------------------------------------------------------------------------------------------------------------------
     The General Account                                                                                                           7
------------------------------------------------------------------------------------------------------------------------------------
     The Separate Account                                                                                                          7
------------------------------------------------------------------------------------------------------------------------------------
     The Funds                                                                                                                     7
------------------------------------------------------------------------------------------------------------------------------------

4.   INFORMATION ON YOUR ACCOUNT                                                                                                   9
------------------------------------------------------------------------------------------------------------------------------------
     a.   Purchasing a Contract                                                                                                    9
------------------------------------------------------------------------------------------------------------------------------------
     b.   Charges and Fees                                                                                                        17
------------------------------------------------------------------------------------------------------------------------------------
     c.   Surrenders and Partial Withdrawals                                                                                      18
------------------------------------------------------------------------------------------------------------------------------------
     d.   Annuity Payouts                                                                                                         20
------------------------------------------------------------------------------------------------------------------------------------

5.   DEATH BENEFITS                                                                                                               22
------------------------------------------------------------------------------------------------------------------------------------
     a.   Standard Death Benefit                                                                                                  22
------------------------------------------------------------------------------------------------------------------------------------
     b.   Earnings Protection Death Benefit                                                                                       22
------------------------------------------------------------------------------------------------------------------------------------
     c.   How is the Death Benefit paid?                                                                                          25
------------------------------------------------------------------------------------------------------------------------------------
     d.   Who will receive the Death Benefit?                                                                                     25
------------------------------------------------------------------------------------------------------------------------------------

6.   OPTIONAL WITHDRAWAL BENEFIT                                                                                                  26
------------------------------------------------------------------------------------------------------------------------------------
     a.   Lifetime Spending Account                                                                                               26
------------------------------------------------------------------------------------------------------------------------------------

7.   ADDITIONAL INFORMATION                                                                                                       33
------------------------------------------------------------------------------------------------------------------------------------
     a.   Glossary                                                                                                                33
------------------------------------------------------------------------------------------------------------------------------------
     b.   State Variations                                                                                                        35
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     c.   Legal Proceedings                                                                                                       36
------------------------------------------------------------------------------------------------------------------------------------
     d.   How Contracts Are Sold                                                                                                  36
------------------------------------------------------------------------------------------------------------------------------------
     e.   Delay of Payment and Transfers                                                                                          38
------------------------------------------------------------------------------------------------------------------------------------

8.   FEDERAL TAX CONSIDERATIONS/INFORMATION REGARDING IRAS                                                                        38
------------------------------------------------------------------------------------------------------------------------------------

TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION                                                                          48
------------------------------------------------------------------------------------------------------------------------------------

APPENDIX A -- EXAMPLES                                                                                                       APP A-1
------------------------------------------------------------------------------------------------------------------------------------

APPENDIX B -- ACCUMULATION UNIT VALUES                                                                                       APP B-1
------------------------------------------------------------------------------------------------------------------------------------

APPENDIX C -- FUND DATA                                                                                                      APP C-1
------------------------------------------------------------------------------------------------------------------------------------

4


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1. INTRODUCTION

HOW TO BUY THIS VARIABLE ANNUITY


-     CONTRACT CLASS


                 MINIMUM INITIAL                                                                                       MORTALITY &
                 PREMIUM PAYMENT                                                                                      EXPENSE RISK
            -----------------------
                            NON-                                                                                           AND
             QUALIFIED    QUALIFIED                                                                                  ADMINISTRATIVE
             CONTRACT     CONTRACT   SALES RELATED CHARGES                                                               CHARGES
-----------------------------------------------------------------------------------------------------------------------------------
I SHARE       $25,000       $25,000  None                                                                                 0.30%
-----------------------------------------------------------------------------------------------------------------------------------

This table does not show Fund expenses, Premium taxes, Annual Maintenance Fee, Fund Facilitation Fee, and Optional Benefit fees.


-     CHOOSE INVESTMENT OPTIONS


- Sub-Accounts -- Funds representing a range of investment strategies, objectives and asset classes.


Subject to limitations, you may move your investment among each of these options.


-     CHOOSE AN OPTIONAL FEATURE(S)


-     Optional Withdrawal Benefit: Lifetime Spending Account

-     Death Benefit: Earnings Protection Death Benefit


Optional features may not be available through your investment advisor's associated broker-dealer or in all states.


- COMPLETE OUR APPLICATION OR ORDER REQUEST AND SUBMIT IT TO YOUR FINANCIAL INTERMEDIARY FOR APPROVAL.


-     PAY THE APPLICABLE MINIMUM INITIAL PREMIUM PAYMENT.

5


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2. FEE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING YOUR VARIABLE ANNUITY. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY OR SURRENDER THIS VARIABLE ANNUITY. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

OWNER TRANSACTION EXPENSES

                                                                                                                  SURRENDER CHARGE
                                                                                                                 ------------------
                                                                                                                       I SHARE
-----------------------------------------------------------------------------------------------------------------------------------
CONTINGENT DEFERRED SALES CHARGE (CDSC)                                                                                 None
-----------------------------------------------------------------------------------------------------------------------------------

OWNER PERIODIC EXPENSES

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY AND ON A DAILY BASIS (EXCEPT AS NOTED) DURING THE TIME THAT YOU OWN THE VARIABLE ANNUITY, NOT INCLUDING ANNUAL FUND FEES AND EXPENSES.

                                                                                                                             I SHARE
------------------------------------------------------------------------------------------------------------------------------------
ANNUAL MAINTENANCE FEE (1)                                                                                                     $50
------------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily Contract Value) (2)
------------------------------------------------------------------------------------------------------------------------------------
   Mortality and Expense Risk Charge                                                                                          0.10%
------------------------------------------------------------------------------------------------------------------------------------
   Administrative Charge                                                                                                      0.20%
------------------------------------------------------------------------------------------------------------------------------------
Maximum Fund Facilitation Fee (3)                                                                                             0.50%
------------------------------------------------------------------------------------------------------------------------------------
MAXIMUM TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                                                                                0.80%
------------------------------------------------------------------------------------------------------------------------------------
MAXIMUM OPTIONAL CHARGES (4)
------------------------------------------------------------------------------------------------------------------------------------
   Lifetime Spending Account (5)                                                                                              1.50%
------------------------------------------------------------------------------------------------------------------------------------
   Earnings Protection Death Benefit (6)                                                                                      0.75%
------------------------------------------------------------------------------------------------------------------------------------

(1)   Fee waived if Contract Value is $50,000 or more on your Contract
      Anniversary.

(2)   Charges are expressed as annual fees but are assessed on a daily basis.

(3)   Fee is applied daily to amounts invested in the following Sub-Accounts:
      BlackRock High Yield V.I. Fund, Franklin Global Real Estate VIP Fund, Goldman Sachs Core Fixed Income Fund, MFS(R) Total Return Bond Series, Invesco V.I. Money Market Fund, PIMCO Real Return Portfolio, PIMCO Total Return Portfolio, Forethought Variable Insurance Trust Franklin Dividend and Income Managed Risk Portfolio, Forethought Variable Insurance Trust Goldman Sachs Dynamic Trends Allocation Portfolio, Forethought Variable Insurance Trust Growth Managed Risk Portfolio, Forethought Variable Insurance Trust PIMCO Tactical Allocation Portfolio, Forethought Variable Insurance Trust Select Advisor Managed Risk Portfolio. Current fees range from 0.05% to 0.15% and can be found in Section 4.b Charges and Fees.

(4) All optional charges presented are the annualized charges, however, they will be deducted on each Quarterly Contract Anniversary.

(5) Rider charge is based on your Contract Value and is assessed on each Quarterly Contract Anniversary. The current rider charge is 0.50%.

(6) Rider charge is based on the value of the Earnings Protection Death Benefit and is assessed on each Quarterly Contract Anniversary. The current rider charge is 0.25%.

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL ANNUAL FUND OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY ON A DAILY BASIS DURING THE TIME THAT YOU OWN THIS VARIABLE ANNUITY. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.


                                                                                                   MINIMUM        MAXIMUM
-------------------------------------------------------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Sub-Account assets,
including management fees, distribution charges
and/or service fees (12b-1) fees, and other expenses.)                                              0.45%          1.45%
-------------------------------------------------------------------------------------------------------------------------

6


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EXAMPLE
-------------

THIS EXAMPLE IS INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THIS VARIABLE ANNUITY WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITIES. LET'S SAY, HYPOTHETICALLY, THAT YOUR ANNUAL INVESTMENT RETURN IS 5% AND THAT YOUR FEES AND EXPENSES TODAY WERE AS HIGH AS POSSIBLE INCLUDING THE ELECTION OF THE HIGHEST POSSIBLE OPTIONAL CHARGES (I.E., LIFETIME SPENDING ACCOUNT AND EARNINGS PROTECTION DEATH BENEFIT AND INVESTMENT IN SUB-ACCOUNTS THAT CHARGE THE HIGHEST TOTAL ANNUAL FUND OPERATING EXPENSES PLUS THE MAXIMUM FUND FACILITATION FEE). THE EXAMPLE ILLUSTRATES THE EFFECT OF FEES AND EXPENSES THAT YOU COULD INCUR (OTHER THAN TAXES). YOUR ACTUAL FEES AND EXPENSES MAY VARY. FOR EVERY $10,000 INVESTED, HERE'S HOW MUCH YOU WOULD PAY UNDER EACH OF THE THREE SCENARIOS
POSED:


I SHARE


(1)  If you Surrender your Contract at the end of the applicable time period:

                   1 year                                                                          $   508
                   ---------------------------------------------------------------------------------------
                   3 years                                                                         $ 1,544
                   ---------------------------------------------------------------------------------------
                   5 years                                                                         $ 2,604
                   ---------------------------------------------------------------------------------------
                   10 years                                                                        $ 5,347
                   ---------------------------------------------------------------------------------------


(2)  If you annuitize at the end of the applicable time period:

                   1 year                                                                          $   458
                   ---------------------------------------------------------------------------------------
                   3 years                                                                         $ 1,494
                   ---------------------------------------------------------------------------------------
                   5 years                                                                         $ 2,554
                   ---------------------------------------------------------------------------------------
                   10 years                                                                        $ 5,297
                   ---------------------------------------------------------------------------------------


(3)  If you do not Surrender your Contract:

                   1 year                                                                          $   508
                   ---------------------------------------------------------------------------------------
                   3 years                                                                         $ 1,544
                   ---------------------------------------------------------------------------------------
                   5 years                                                                         $ 2,604
                   ---------------------------------------------------------------------------------------
                   10 years                                                                        $ 5,347
                   ---------------------------------------------------------------------------------------


CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

When Premium Payments are credited to your Funds, they are converted into Accumulation Units by dividing the amount of your Premium Payments minus any Premium taxes, if applicable, by the Accumulation Unit Value for that Valuation Day. All classes of Accumulation Unit Values may be obtained, free of charge, by contacting us. See Appendix B -- Accumulation Unit Values for additional information. You can find financial statements for us and the Separate Account in the Statement of Additional Information.

There is no information for the Sub-Accounts because as of December 31, 2014 the Sub-Accounts had not commenced operation.

7


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3. MANAGEMENT OF THE CONTRACT

THE COMPANY

We are a life insurance company engaged in the business of writing life insurance and individual variable, fixed and fixed indexed annuities. Forethought Life Insurance Company is authorized to do business in 49 states of the United States, the District of Columbia and Puerto Rico. Forethought Life Insurance Company was incorporated under the laws of Indiana on July 10, 1986. We have offices located in Indianapolis and Batesville, Indiana, Houston, Texas, Simsbury, Connecticut and Berwyn, Pennsylvania. Forethought Life Insurance Company is ultimately controlled by Global Atlantic Financial Group Limited.

THE GENERAL ACCOUNT

Any payment obligation we undertake under the Contract, including Death Benefits and Optional Withdrawal Benefits, are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. We invest the assets of the General Account according to the laws governing the investments of insurance company general accounts. The General Account is not a bank account and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. We receive a benefit from all amounts held in our General Account. Amounts in our General Account are available to our general creditors. We issue other types of insurance policies and pay our obligations under these products from our assets in the General Account.

THE SEPARATE ACCOUNT

At the direction of our Contract Owners, we set aside and invest the assets of some of our annuity contracts, including these Contracts, in a Separate Account. The Separate Account is registered as unit investment trusts under the 1940 Act. This registration does not involve supervision by the SEC of the management or the investment practices of a Separate Account or us. The Separate Account meets the definition of "Separate Account" under federal securities law. The Separate Account referenced in this prospectus holds only assets for variable annuity contracts. The Separate Account:

- hold assets for your benefit and the benefit of other Owners, and the persons entitled to the payouts described in the Contract;

- is not subject to the liabilities arising out of any other business we may conduct;

-  is not affected by the rate of return of our General Account;

- may be subject to liabilities of other variable annuity contracts offered by this Separate Account which are not described in this prospectus; and

- is credited with income and gains, and takes losses, whether or not realized, from the assets they hold without regard to our other income, gains or loss.

We do not guarantee the investment results of the Separate Account.


THE FUNDS

At the time you purchase your Contract, you may allocate your Premium Payment to Sub-Accounts. These are subdivisions of our Separate Account, described above. The Sub-Accounts then purchase shares of mutual funds set up exclusively for variable annuity or variable life insurance products. These are not the same mutual funds that you buy through your Financial Intermediary even though they may have similar investment strategies and the same portfolio managers. Each Fund has varying degrees of investment risk. Funds are also subject to separate fees and expenses such as management fees, distribution charges and operating expenses.

"Fund of funds" ("feeder funds") invest substantially all of their assets in other funds and will therefore bear a pro-rata share of fees and expenses incurred by both funds. This will reduce your investment return. Please contact us to obtain a copy of the prospectuses for each Fund (or for any feeder funds). Read these prospectuses carefully before investing. We do not guarantee the investment results of any Fund. There is no assurance that a Fund will achieve its stated objective. Certain Funds may not be available in all states and in all Contract classes. Please see Appendix C for additional information.

As a Contract Owner, you bear the costs of the Fund's fees and expenses through your indirect investment in the Funds. A Fund's fees and expenses will reduce the Fund's investment return.

Funds that are part of the Forethought Variable Investment Trust ("FVIT") are managed by our affiliate, Forethought Investment Advisors, LLC ("FIA"). For Funds in the FVIT, FIA has entered into sub-advisory agreements with one or more investment advisors ("sub-advisors") to carry out some or all of the day-to-day investment decisions for the Fund. In such cases, among its other responsibilities, FIA oversees the activities of the sub-advisors with respect to the FVIT and is responsible for retaining or discontinuing the services of these sub-advisors.

As described in more detail in the Fund prospectuses, certain Funds, including the Funds advised by our affiliate, FIA, employ a managed volatility strategy that is intended to reduce the Fund's overall volatility and downside risk. USE OF THE MANAGED VOLATILITY STRATEGY MAY IMPACT THE VALUE OF CERTAIN GUARANTEED RIDER BENEFITS. During rising markets, the hedging strategies employed to manage

8


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volatility could result in your Contract Value rising less than would have been the case if you had been invested in a Fund without the managed volatility strategy. In addition, the cost of these hedging strategies may negatively impact performance. On the other hand, investing in Funds with the managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Contract Value may decline less than would have been the case if you had not invested in Funds with the managed volatility strategy. Funds that employ a managed volatility strategy are identified in Appendix C.

In making your investment decisions, we encourage you to thoroughly investigate all the information regarding the Funds that are available to you, including the Fund's investment objectives, risks and expenses. The prospectus for each Fund contains this and other important information about each Fund and should be read carefully before investing. To obtain a copy of the Fund prospectuses, you may call us at 1-866-645-2449. After selecting Funds for your initial Premium Payment, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE FUNDS YOU HAVE CHOSEN.

MIXED AND SHARED FUNDING -- Fund shares may be sold to our insurance company affiliates or other unaffiliated insurance companies to serve as an underlying investment for variable annuity contracts and variable life insurance policies, pursuant to a practice known as mixed and shared funding. As a result, there is a possibility that a material conflict may arise between the interests of Owners, and other Owner's investing in these Funds. If a material conflict arises, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying Fund.

VOTING RIGHTS -- We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Funds' shareholder meetings. To the extent required by federal securities laws or regulations, we will:

- notify you of any Fund shareholders' meeting if the shares held for your Contract may be voted;

- send proxy materials and a form of instructions that you can use to tell us how to vote the Fund shares held for your Contract;

-  arrange for the handling and tallying of proxies received from Owners;

- vote all Fund shares attributable to your Contract according to instructions received from you, and

- vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received; which could result in the vote of a small number of Owners determining the outcome of a matter subject to a shareholder vote.

If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You may attend any shareholder meeting at which Fund shares held for your Contract may be voted. As a result of proportional voting, a small number of Owners could determine the outcome of a proposition subject to shareholder vote.

SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS -- Subject to any applicable law, we may make certain changes to the Funds offered under your Contract. We may, at our discretion, establish new Funds. New Funds may be made available to existing Owners as we deem appropriate. We may also close one or more Funds to additional Premium Payments or transfers from existing Funds. We may liquidate one or more Sub-Accounts if the board of directors of any Fund determines that such actions are prudent. Unless otherwise directed, investment instructions will be automatically updated to reflect the Fund surviving after any merger, substitution or liquidation.

We may eliminate the shares of any of the Funds from the Contract for any reason and we may substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the SEC, and we have notified you of the change.

In the event of any substitution or change, we may, by appropriate endorsement, make any changes in the Contract necessary or appropriate to reflect the substitution or change. If we decide that it is in the best interest of the Owners, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.

FEES AND PAYMENTS WE RECEIVE FROM FUNDS AND RELATED PARTIES -- We and/or our affiliates may receive substantial fees and payments directly or indirectly from the Funds, their advisors, sub-advisors, distributors or affiliates thereof, in connection with certain administrative, marketing and other support services we and/or our affiliates provide and expenses we incur in offering and selling our variable annuity contracts. There arrangements are sometimes referred to as "revenue sharing." We consider these fees and payments, among a number of facts, when deciding to include a Fund that we offer through the Contract. All of the Funds that are offered through your Contract make payments to us or an affiliate. We receive these payments and fees under agreements between us and a Fund's

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principal underwriter, transfer agent, investment advisor and/or other entities related to the Funds in amounts up to 0.50% of assets invested in a Fund. These fees and payments may include asset-based sales compensation and service fees under distribution charges and/or servicing plans adopted by Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940. These fees and payments may also include administrative service fees and additional payments, expense reimbursements and other compensation from the investment advisors, sub-advisors, administrator and/or distributions (or affiliates thereof) of the Funds. Such payments are derived, in whole or in part, from the profits that the investment advisor or sub-advisor realized on the advisory fee deducted from Fund assets. Contract Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (see the prospectuses for the Funds for more information). The amount of the payments we and our affiliates receive is generally based on a percentage of the assets of the particular
Funds attributable to the Contract and to certain other variable insurance products that we and our affiliates issue. We expect to make a profit on the amount of the fees and payments that exceed our own expenses, including any payments we make to broker-dealers related to sales of the Contracts.

The availability of these types of arrangements creates an incentive for us to seek and offer Funds (and classes of shares of such Funds) that pay us revenue sharing. Other Funds (or available classes of shares) may have lower fees and better overall investment performance. As of December 31, 2014, we have entered into arrangements to receive Administrative Service and/or 12b-1 fees from each of the following Fund complexes (or affiliated entities): American Century Investment Services, Inc.; American Funds Distributors, Inc.; BlackRock Advisors, LLC; Forethought Investment Advisors, LLC; Franklin Templeton Services, LLC; Goldman Sachs & Co.; Hartford Funds Management Company, LLC; Hartford Investment Management Company; Huntington Asset Advisors; Invesco Advisors Inc.; Lord Abbett Series Fund, Inc.; MFS Fund Distributors, Inc.; Pacific Investment Management Company, LLC; Putnam Retail Management Limited Partnership; Valmark Advisors, Inc.

Not all Fund complexes pay the same amount of fees and compensation to us and not all Funds pay according to the same formula. Because of this, the amount of fees and payments received by us varies by Fund and we may receive greater or less fees and payments depending on the Funds you select. Revenue Sharing and Rule 12b-1 fees did not exceed 0.50% and 0.40%, respectively and 0.50% in total in 2014 and are not expected to exceed 0.50% and 0.40%, respectively, and 0.50% in total of the annual percentage of the average daily net assets (For instance, assuming that you invested an average balance of $10,000 in a Fund that pays us maximum fees, we would collect a total of $50 from that Fund.) For the fiscal year ended December 31, 2014, revenue sharing payments and 12b-1 fees did not collectively exceed approximately $1,611,000. These fees do not take into account indirect benefits we received by offering FVIT Funds as investment options.

We are affiliated with Forethought Variable Insurance Trust because of our affiliation with its investment advisor Forethought Investment Advisors, LLC. In addition to investment advisory fees, we receive fees to provide, among other things, administrative, processing, accounting and shareholder services for the Forethought Funds.


4. INFORMATION ON YOUR ACCOUNT

A. PURCHASING A CONTRACT

WHO CAN BUY THIS CONTRACT?

The Contract is an individual tax-deferred variable annuity Contract. It is designed for retirement planning purposes and may be purchased by any individual, group or trust, including individual retirement annuities adopted according to Section 408 of the Code.

In addition, individuals and trusts can also purchase Contracts that are not part of a tax qualified retirement plan. These are known as non-qualified Contracts.

If you are purchasing the Contract for use in an IRA or other qualified retirement plan, you should consider other features of the Contract besides tax deferral, since any investment vehicle used within an IRA or other qualified Plan receives tax-deferred treatment under the Code.

We do not accept any incoming 403(b) exchanges, transfers or applications for 403(b) individual annuity contracts or additional investments into any individual annuity contract funded through a 403(b) plan.

We do not accept any retirement plans qualified under Sections 401(a) and 403(a) of the Code or employee pension plans established for employees by a state, a political subdivision of a state, or an agency of either a state or a political subdivision of a state, or certain eligible deferred compensation plans as defined in Section 457 of the Code.

HOW DO YOU PURCHASE A CONTRACT?

You may only purchase a Contract through your investment advisor and its associated broker-dealer. Your investment advisor will work with you to complete and submit an application or an order request form. The associated broker-dealer will ensure that sufficient information is obtained from you regarding your investment needs and will assess whether your purchase of this Contract is suitable. A principal of the selling broker-dealer will independently review your purchase. Your initial Premium Payment will not be invested in any Account during this period.



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To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, your investment advisor or the associated broker-dealer will ask for your name, address, date of birth and other information that will allow us to identify you. They may also ask to see your driver's license or other identifying documents.

The minimum initial Premium Payment required to buy this Contract varies based on the type of investment and whether you enroll in a systematic investment Program such as the InvestEase(R) Program. Broker-dealers may impose requirements regarding the form of payment they will accept. Premium Payments not actually received by us within the time period provided below will result in the rejection of your application or order request.

Premium Payments sent to us must be made in U.S. dollars and checks must be drawn on U.S. banks. We do not accept cash, third party checks or double endorsed checks. We reserve the right to limit the number of checks processed at one time. If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees incurred. A check must clear our account through our Annuity Service Center to be considered to be In Good Order.

Anyone who wishes to purchase a Contract with Premium Payments of $1 million or more must receive our approval before the purchase. We reserve the right to impose special conditions on anyone requesting this approval. In order to request prior approval, you must submit a completed enhanced due diligence form prior to the submission of your application:

- if you are seeking to purchase a Contract with an initial Premium Payment of $1 million or more; and

- if total Premium Payments, aggregated by social security number or taxpayer identification number, equal $1 million or more.

In addition to this restriction on initial Premium Payments, we may also restrict or require approval of subsequent Premium Payments if (1) the subsequent Premium Payment would result in your total Premium Payments equaling or exceeding $1 million, (2) the subsequent Premium Payment would result in your total Premium Payments exceeding 150% of your initial premium or (3) any time after the first Contract Year if you have elected any Optional Benefits. We do not currently enforce the right to approve subsequent Premium Payments, except where a subsequent Premium Payment would result in your total Premium Payments equaling or exceeding $1 million. In the future, we may expand the circumstances under which we restrict or require prior approval of subsequent Premium Payments. There are a variety of factors that could influence our decision to prohibit or restrict subsequent Premium Payments, for example, we could do so in the event of a market disturbance. Any action we take with respect to subsequent Premium Payment restriction or approval will be done following giving notice to you and on a non-discriminatory basis.

The Owner(s), or Annuitant in the case of a non-natural Owner, must not be older than age 85 on the date that your Contract application is received, In Good Order, in our Annuity Service Center. You must be of minimum legal age in the state where the Contract is being purchased or a guardian must act on your behalf. Optional Benefits are subject to additional maximum issue age restrictions.

It is important that you notify us if you change your address. If your mail is returned to us, we are likely to suspend future mailings until an updated address is obtained. This may include suspending mailings of a Systematic Withdrawal Program and other payments. In addition, we may rely on a third party, including the US Postal Service, to update your current address. Failure to give us a current address may result in payments due and payable on your annuity contract being considered abandoned property under state law, and remitted to the applicable state.

Every state has unclaimed property laws which generally deem the Contract to be abandoned after a period of inactivity of three to five years from the Contract's maturity date or date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary, or if the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which you or the Beneficiary last resided, as shown in records, or to our state of domicile. This "escheatment" is revocable, however, and the state is obligated to pay the Beneficiary if he or she presents the proper documentation to the state. To prevent such escheatment, it is important that you update your Beneficiary designations, including full names and complete addresses, if and as they change.

CAN YOU CANCEL YOUR CONTRACT AFTER YOU PURCHASE IT?

Yes. If for any reason you are not satisfied with your Contract, simply return it within ten days after you receive it with a written request for cancellation that indicates your tax-withholding instructions. In some states, you may be allowed more time to cancel your Contract. We may require additional information, including a signature guarantee, before we can cancel your Contract.

Unless otherwise required by state law, we will pay you your Contract Value (refunding applicable expenses) as of the Valuation Day we receive your properly completed request to cancel (In Good Order) and will refund any sales or Contract charges incurred during the period you owned the Contract. The Contract Value may be more or less than your Premium Payments depending upon the investment performance of your Contract. This means that you bear the risk of any decline in your Contract Value until we receive your notice of

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cancellation at our Annuity Service Center. In certain states, however, we are required to return your Premium Payment without deduction for any fees, charges or market fluctuations.

HOW ARE PREMIUM PAYMENTS APPLIED TO YOUR CONTRACT?

Your initial Premium Payment will usually be invested within two Valuation Days of our receipt at our Annuity Service Center of both a properly completed application or order request and the Premium Payment, both being In Good Order. The election of any Optional Benefits may result in the imposition of Investment Restrictions, as described in Sections 5 and 6. If we receive a subsequent Premium Payment before the end of a Valuation Day, it will be invested on the same Valuation Day. If we receive your subsequent Premium Payment after the end of a Valuation Day, it will be invested on the next Valuation Day. If we receive a subsequent Premium Payment on a Non-Valuation Day, the amount will be invested on the next Valuation Day. Unless we receive new instructions, we will invest all Premium Payments based on your last instructions on record. We will send you a confirmation when we invest your Premium Payment. Our approval is required for any Premium Payment if the aggregate of all Premium Payments received from you under this Contract exceeds 150% of the initial Premium. The election of any Optional Benefits may also limit your ability to make additional Premium Payments, as described in the sections of this prospectus explaining those riders. A limitation on additional Premium Payments means that you would not be able to increase your benefits under the Contract or Optional Benefits (such as Lifetime Annual Payments or Death Benefits) by making additional deposits into the Contract.

If the request or other information accompanying the initial Premium Payment is incomplete or not In Good Order when received, we will hold the money in a non-interest bearing account for up to five Valuation Days (from the Valuation Day that we actually receive your initial Premium Payment at our Annuity Service Center) while we try to obtain complete information. If we cannot obtain the information within five Valuation Days, we will either return the Premium Payment and explain why it could not be processed or keep the Premium Payment if you authorize us to keep it until you provide the necessary information.

Generally, we will receive your application or order request (whether for an initial purchase or a subsequent investment) after the broker-dealer has completed a suitability review. We will then consider if your investment is In Good Order. While the suitability and good order process is underway, Premium Payments will not be applied to your Contract. You will not earn any interest on Premium Payments even if they have been sent to us or deposited into our bank account. We are not responsible for gains or lost investment opportunities incurred during this review period or if the broker-dealer asks us to reverse a transaction based on their review of your Financial Intermediary's recommendations. We, and the firm that sold this Contract to you, may directly or indirectly earn income on your Premium Payments. For more information, contact your Financial Intermediary.

CAN WE AGGREGATE CONTRACTS?

For purposes of our approval of any Premium Payment, we may aggregate all Premium Payments received from you under all contracts issued by us or by our affiliates.

HOW IS CONTRACT VALUE CALCULATED BEFORE THE ANNUITY COMMENCEMENT DATE?

The Contract Value is the sum of the value of all Funds, and does not include any Withdrawal Base associated with an Optional Benefit. There are two things that affect the value of your Sub-Accounts: (1) the number of Accumulation Units, and (2) the Accumulation Unit Value. Contract Value is determined by multiplying the number of Accumulation Units by the Accumulation Unit Value. On any Valuation Day the investment performance of the Sub-Accounts will fluctuate with the performance of the Funds.

When Premium Payments are credited to Sub-Accounts within your account, they are converted into Accumulation Units by dividing the amount of your Premium Payments, minus any Premium taxes, if applicable, by the Accumulation Unit Value for that day. The more Premium Payments you make to your Account, the more Accumulation Units you will own. You decrease the number of Accumulation Units you have by requesting Partial Withdrawals or full Surrenders, settling a Death Benefit claim or by annuitizing your Contract or as a result of the application of certain Contract charges.

To determine the current Accumulation Unit Value, we take the prior Valuation Day's Accumulation Unit Value and multiply it by the Net Investment Factor for the current Valuation Day.

The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. The Net Investment Factor for each Sub-Account equals:

- the net asset value per share plus applicable distributions per share of each Fund at the end of the current Valuation Day; divided by

- the net asset value per share of each Fund at the end of the prior Valuation Day; reduced by

- Contract charges including the deductions for the mortality and expense risk charge and any other periodic expenses and administrative charges, divided by the number of days in the year multiplied by the number of days in the Valuation Period.

We will send you a statement at least annually.



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WHAT OTHER WAYS CAN YOU INVEST?

You may enroll in the following features (sometimes called a "Program") for no additional fee. Certain programs may not be available if you have elected certain Optional Benefits.

INVESTEASE

This electronic Funds transfer feature allows you to have money automatically transferred from your checking or savings account and deposited into your Contract on a monthly or quarterly basis. It can be changed or discontinued at any time. The minimum amount for each transfer is $50. You can elect to have transfers made into any available Fund.

STATIC ASSET ALLOCATION MODELS

This systematic program allows you to select an asset allocation model based on several potential factors including your risk tolerance, time horizon, investment objectives, or your preference to invest in certain Funds or Fund complexes. Based on these factors, you can select one of several asset allocation models, with each specifying percentage allocations among various Funds available under your Contract. Some asset allocation models are based on generally accepted investment theories that take into account the historic returns of different asset classes (e.g., equities, bonds or cash) over different time periods. Other asset allocation models focus on certain potential investment strategies that could possibly be achieved by investing in particular Funds or Fund complexes and are not based on such investment theories. Static asset allocation models offered from time to time are reflected in your application and marketing materials. If a model(s) is no longer available for new assets, we will continue to rebalance existing assets in the model(s) at the specified frequency. You may obtain a copy of the current models by contacting your Financial Intermediary.

You may invest in an asset allocation model through the Dollar Cost Averaging Program. You can also participate in these asset allocation models while enrolled in the InvestEase or Systematic Withdrawal Program.

Your ability to elect or switch into and between asset allocation models may be restricted based on Fund abusive trading restrictions.

Your investments in an asset allocation model will be rebalanced at least quarterly to reflect the model's original percentages and you may cancel your model at any time.

We have no discretionary authority or control over your investment decisions. These asset allocation models are based on then available Funds. We may make available educational information and materials (e.g., risk tolerance questionnaire, pie charts, graphs, or case studies) that can help you select an asset allocation model, but we do not recommend asset allocation models or otherwise provide advice as to what asset allocation model may be appropriate for you.

While we will not alter allocation percentages used in any asset allocation model, allocation weightings could be affected by mergers, liquidations, fund substitutions or closures. Availability of these models is subject to Fund company restrictions. Please refer to "What Restrictions Are There on your Ability to Make a Sub-Account Transfer?" below for more information.

You will not be provided with information regarding periodic updates to the Funds and allocation percentages in the asset allocation models, and we will not reallocate your Contract Value based on those updates. Information on updated asset allocation models may be obtained by contacting your Financial Intermediary. If you wish to update your asset allocation model, you may do so by terminating your existing model and re-enrolling into a new one. Investment alternatives other than these asset allocation models are available that may enable you to invest your Contract Value with similar risk and return characteristics. When considering an asset allocation model for your individual situation, you should consider your other assets, income and investments in addition to this annuity.

Asset allocation does not guarantee that your Contract Value will increase nor will it protect against a decline if market prices fall. If you choose to participate in an asset allocation program, you are responsible for determining which asset allocation model is best for you. Market, asset class or allocation option performance may differ in the future from historical performance and from the assumptions upon which the asset allocation model is based, which could cause an asset allocation model to be ineffective or less effective in reducing volatility. An asset allocation model may perform better or worse than any single Fund, allocation option or any other combination of Funds or allocation options. In addition, the timing of your investment and automatic rebalancing may affect performance. Rebalancing and periodic updating of asset allocation models can cause their component Funds to incur transactional expenses to raise cash for money flowing out of Funds or to buy securities with money flowing into the Funds. Moreover, large outflows of money from the Funds may increase the expenses attributable to the assets remaining in the Funds. These expenses can adversely affect the performance of the relevant Funds and of the asset allocation models. In addition, these inflows and outflows may cause a Fund to hold a large portion of its assets in cash, which could detract from the achievement of the Fund's investment objective, particularly in periods of rising market prices. For additional information regarding the risks of investing in a particular Fund, see that Fund's prospectus.

Additional considerations apply for qualified Contracts with respect to static asset allocation model Programs. Neither we, nor any third party service provider, nor any of their respective affiliates, is acting as a fiduciary under The Employment Retirement Income Security Act of 1974, as amended (ERISA) or the Code, in providing any information or other communication contemplated by any Program, including, without limitation, any asset allocation models. That information and communications are not intended, and may not serve as a


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primary basis for your investment decisions with respect to your participation in a Program. Before choosing to participate in a Program, you must determine that you are capable of exercising control and management of the assets of the plan and of making an independent and informed decision concerning your participation in the Program. Also, you are solely responsible for determining whether and to what extent the Program is appropriate for you and the assets contained in the qualified Contract. Qualified Contracts are subject to additional rules regarding participation in these Programs. It is your responsibility to ensure compliance of any recommendation in connection with any asset allocation model with governing plan documents.

ASSET REBALANCING

In asset rebalancing, you select a portfolio of Funds, and we will rebalance your assets at the specified frequency to reflect the original allocation percentages you selected (choice of frequency may be limited when certain Optional Benefits are elected). You can also combine this Program with others such as the Systematic Withdrawal Program, InvestEase(R) and DCA Programs (subject to restrictions). You may designate only one set of asset allocation instructions at a time.

DOLLAR COST AVERAGING PROGRAMS

Dollar Cost Averaging is a program that allows you to systematically make transfers into Funds over a period of time. Since the transfer into Funds occurs at regularly scheduled intervals, regardless of price fluctuations, you may ultimately have an average cost per share that is lower. We offer two Dollar Cost Averaging Programs:

-  Fixed Amount DCA

-  Earnings/Interest DCA

FIXED AMOUNT DCA -- This feature allows you to regularly transfer (monthly or quarterly) a fixed amount from any Fund(s) into different Fund(s). This program begins fifteen days following our receipt of your instructions to enroll in the feature unless you instruct us otherwise. You must make at least three transfers in order to remain in this Program.

EARNINGS/INTEREST DCA -- This feature allows you to regularly transfer (monthly or quarterly) the earnings (i.e., any gains over the previous month's or quarter's value) from your investment in any Fund(s) into other Fund(s). This program begins two business days following our receipt of your instructions to enroll in the feature plus the frequency selected unless you instruct us otherwise. You must make at least three transfers in order to remain in this Program.

WHAT PROGRAMS ARE AVAILABLE FOR WITHDRAWALS?

SYSTEMATIC WITHDRAWAL PROGRAM

This systematic withdrawal feature allows you to make Partial Withdrawals. You can designate the Funds to be withdrawn from and also choose the frequency of Partial Withdrawals (monthly, quarterly, semiannual, or annually). If you select a monthly frequency, we may require payment through electronic transfer. The minimum amount of each Partial Withdrawal is $100. Amounts received prior to age 59 1/2, may have adverse tax consequences, including a 10% federal income tax penalty on the taxable portion of the withdrawal payment. You may be able to satisfy Code Section 72(t)/(q) requirements by enrolling in this Program. Please see the Federal Tax Considerations section and consult your tax advisor for information about the tax consequences associated with your Contract. Your level of participation in this Program may result in your exceeding permissible withdrawal limits under certain Optional Benefits.

If you elected the Lifetime Spending Account rider and you enroll in a Systematic Withdrawal Program for your Lifetime Annual Payments, the systematic withdrawal feature will automatically increase or decrease your systematic withdrawal. At the time the Program is established, the systematic withdrawal will be set and will be equal to your current Contract Year Lifetime Annual Payment less your Contract year-to-date withdrawals divided by the remaining number of payments in the Contract Year. On the day a subsequent Premium Payment is received, a non-systematic withdrawal occurs, or the Contract Anniversary occurs, the systematic withdrawal will reset and will be equal to your then current Contract Year Lifetime Annual Payment less your Contract year-to-date withdrawals divided by the remaining number of payments in the contract year. This Program will terminate upon termination of the Lifetime Spending Account rider.

WHAT OTHER PROGRAM CONSIDERATIONS ARE THERE?

-  You may terminate your enrollment in any Program at any time.

- We may discontinue, modify or amend any of these Programs at any time. Your enrollment authorizes us to automatically and unilaterally amend your enrollment instructions if:

     - any Fund is merged or substituted into another Fund -- then your allocations will be directed to the surviving Fund; or

     - any Fund is liquidated -- then your allocations to that Fund will be directed to any available money market Fund following prior notifications prior to reallocation.

     - any Fund closure to new allocations -- your enrollment in DCA will discontinue and you will need to provide us with new instructions.

   You may always provide us with updated instructions following any of these events.



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-  Continuous or periodic investment neither insures a profit nor protects against a loss in declining markets. Because these Programs involve continuous investing regardless of fluctuating price levels, you should carefully consider your ability to continue investing through periods of fluctuating prices.

- All Optional Withdrawal Benefit riders have different withdrawal limitations. Breaking these limits can have a significant adverse effect on your rights and future benefits. Participation in a Systematic Withdrawal Program may cause you to break these limits.

- These Programs may be modified, terminated or adversely impacted by the imposition of Fund trading policies.

CAN PARTIAL WITHDRAWALS BE USED TO PAY MY INVESTMENT ADVISOR'S FEES?

You have purchased this contract through an investment advisor who, for a fee, manages your Contract Value. The fee for this service is covered in a separate agreement between the two of you, and is in addition to the fees and expenses described in this prospectus. Subject to certain restrictions, you may elect to have the fee paid out of your Contract Value. In order to do so, you will need to fill out an Investment Advisor Fee Authorization form. If your Contract is non-qualified, the Partial Withdrawal amount we send to your investment advisor as payment for services in connection with this Contract will be treated like any other distribution for federal tax purposes, and it may be included in gross income. If your Contract is qualified, such Partial Withdrawals may not be treated as a taxable distribution if certain conditions are met. You should consult a tax advisor regarding the tax treatment of payments of investment advisor fees from your Contract Value and consider whether paying such fees from another source might be more appropriate for you. For more information about the tax treatment of withdrawals, see Section 8 later in this Prospectus. Once you submit the form to us to pay your investment fees out of your Contract Value, we will continue to make such payments unless you instruct us in writing to terminate them.

We will not verify the fee amount withdrawn, but we will send you a confirmation of the Partial Withdrawal, which you should review to verify the fee amount is accurate.

We understand the importance to you of getting advice from an investment advisor regarding your investments in the Contract. We have not made any independent investigation of your investment advisor, nor do we endorse any investment advisors or make any representations as to their qualifications.

CAN YOU TRANSFER FROM ONE SUB-ACCOUNT TO ANOTHER?

Yes. During those phases of your Contract when transfers are permissible, you may make transfers between Funds according to the following policies and procedures, as they may be amended from time to time.

WHAT IS A SUB-ACCOUNT TRANSFER?

A Sub-Account transfer is a transaction requested by you that involves reallocating part or all of your Contract Value among the Funds available in your Contract. Your transfer request will be processed at the net asset value of each Fund share as of the end of the Valuation Day that it is received In Good Order. Otherwise, your request will be processed on the following Valuation Day. We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within thirty days of receiving the confirmation.

WHAT HAPPENS WHEN YOU REQUEST A SUB-ACCOUNT TRANSFER?

Many Owners request Sub-Account transfers. Some request transfers (purchases) into a particular Sub-Account, and others request transfers out of (redemptions) a particular Sub-Account. In addition, some Owners allocate new Premium Payments to Sub-Accounts, and others request Partial Withdrawals. We combine all the daily requests to transfer out of a Sub-Account along with all full Surrenders from that Sub-Account and determine how many shares of that Fund we would need to sell to satisfy all Owners' "transfer-out" requests. At the same time, we also combine all the daily requests to transfer into a particular Sub-Account or new Premium Payments allocated to that Sub-Account and determine how many shares of that Fund we would need to buy to satisfy all Owners' "transfer-in" requests.

We may take advantage of our size and available technology to combine sales of a particular Fund for any of the other products offered by us or our affiliates. We also combine transfer-out requests and transfer-in requests. We then "net" these trades by offsetting purchases against redemptions. Netting trades has no impact on the net asset value of the Fund shares that you purchase or sell. This means that we sometimes reallocate shares of a Fund rather than buy new shares or sell shares of the Fund.

For example, if we combine all transfer-out requests of a stock Fund with all other transfer-out requests of that Fund from all our other products, we may have to sell $1 million dollars of that Fund on any particular day. However, if other Owners and the owners of other products offered by us, want to transfer-in an amount equal to $300,000 of that same Fund, then we would send a sell order to the Fund for $700,000 (a $1 million sell order minus the purchase order of $300,000) rather than making two or more transactions.

WHAT RESTRICTIONS ARE THERE ON YOUR ABILITY TO MAKE A SUB-ACCOUNT TRANSFER?

FIRST, YOU MAY MAKE ONLY ONE SUB-ACCOUNT TRANSFER REQUEST EACH DAY. We count all Sub-Account transfer activity that occurs on any one Valuation Day as one Sub-Account transfer; however, you cannot transfer the same Contract Value more than once a Valuation Day.



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EXAMPLES
-----------

--------------------------------------------------------------------------------------------------------------------------------
TRANSFER REQUEST PER VALUATION DAY                                                                                  PERMISSIBLE?
--------------------------------------------------------------------------------------------------------------------------------
Transfer $10,000 from a money market Sub-Account to a growth Sub-Account                                                 Yes
--------------------------------------------------------------------------------------------------------------------------------
Transfer $10,000 from a money market Sub-Account to any number of other Sub-Accounts (dividing the $10,000
among the other Sub-Accounts however you chose)                                                                          Yes
--------------------------------------------------------------------------------------------------------------------------------
Transfer $10,000 from any number of different Sub-Accounts to any number of other Sub-Accounts                           Yes
--------------------------------------------------------------------------------------------------------------------------------
Transfer $10,000 from a money market Sub-Account to a growth Sub-Account and then, before the end of that
same Valuation Day, transfer the same $10,000 from the growth Sub-Account to an international Sub-Account                No
--------------------------------------------------------------------------------------------------------------------------------

SECOND, YOU ARE ALLOWED TO SUBMIT A TOTAL OF TWENTY SUB-ACCOUNT TRANSFERS, INCLUDING REALLOCATIONS, EACH CONTRACT YEAR (the transfer rule) by internet or telephone. Once you have reached the maximum number of Sub-Account transfers, you may only submit any additional Sub-Account transfer requests and any trade cancellation requests in writing through U.S. Mail or overnight delivery service. In other words, Internet or telephone transfer requests will not be honored. We may, but are not obligated to, notify you when you are in jeopardy of approaching these limits. For example, we may send you a letter after your tenth Sub-Account transfer to remind you about the transfer rule. After your twentieth transfer request, our computer system will not allow you to do another Sub-Account transfer by telephone or via the internet. You will then be instructed to send your Sub-Account transfer request by U.S. Mail or overnight delivery service.

We reserve the right to aggregate your Contracts (whether currently existing or those recently Surrendered) for the purposes of enforcing these restrictions.

The transfer rule does not apply to Sub-Account transfers that occur automatically as part of a company-sponsored Program, such as a Contract exchange program that may be offered by us from time to time. Reallocations made based on a Fund merger or liquidation also do not count toward this limit. Restrictions may vary based on state law.

We make no assurances that the transfer rule is or will be effective in detecting or preventing market timing.

THIRD, POLICIES HAVE BEEN DESIGNED TO RESTRICT EXCESSIVE SUB-ACCOUNT TRANSFERS. You should not purchase this Contract if you want to make frequent Sub-Account transfers for any reason. In particular, don't purchase this Contract if you plan to engage in "market timing," which includes frequent transfer activity into and out of the same Fund, or frequent Sub-Account transfers in order to exploit any inefficiencies in the pricing of a Fund. Even if you do not engage in market timing, certain restrictions may be imposed.

Generally, you are subject to Fund trading policies, if any. We are obligated to provide, at the Fund's request, tax identification numbers and other shareholder identifying information contained in our records to assist Funds in identifying any pattern or frequency of Sub-Account transfers that may violate their trading policy. In certain instances, we have agreed to serve as a Fund's agent to help monitor compliance with that Fund's trading policy.

We are obligated to follow each Fund's instructions regarding enforcement of their trading policy. Penalties for violating these policies may include, among other things, temporarily or permanently limiting or banning you from making Sub-Account transfers into a Fund or other funds within that fund complex. We are not authorized to grant an exception to a Fund's trading policy. Please refer to each Fund's prospectus for more information. Transactions that cannot be processed because of Fund trading policies will be considered not In Good Order.

In certain circumstances, Fund trading policies do not apply or may be limited. For instance:

- Certain types of broker-dealers may not be required to provide us with shareholder information.

- Excepted funds, such as money market funds and any Fund that affirmatively permits short-term trading of its securities may opt not to adopt this type of policy. This type of policy may not apply to any broker-dealer that a Fund treats as a single investor.

- A Fund can decide to exempt categories of Contract holders whose Contracts are subject to inconsistent trading restrictions or none at all.

- Non-shareholder initiated purchases or redemptions may not always be monitored. These include Sub-Account transfers that are executed: (i) automatically pursuant to a company-sponsored contractual or systematic program such as transfers of assets as a result of Dollar Cost Averaging programs, asset allocation programs, automatic rebalancing programs, Annuity Payouts, or Systematic Withdrawal Programs; (ii) as a result of the payment of a Death Benefit; (iii) as a result of any deduction of charges or fees under a Contract; or (iv) as a result of payments such as scheduled contributions, scheduled Partial Withdrawals or full Surrenders, retirement plan salary reduction contributions, or planned Premium Payments.

16


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POSSIBILITY OF UNDETECTED ABUSIVE TRADING OR MARKET TIMING.  We may not be able to detect or prevent all abusive trading or market timing activities. For instance:

- Since we net all the purchases and redemptions for a particular Fund for this and many of our other products, transfers by any specific market timer could be inadvertently overlooked.

- Certain forms of variable annuities and types of Funds may be attractive to market timers. We cannot provide assurances that we will be capable of addressing possible abuses in a timely manner.

- These policies apply only to individuals and entities that own this Contract or have the right to make transfers (regardless of whether requests are made by you or anyone else acting on your behalf). However, the Funds that make up the Sub-Accounts of this Contract are also available for use with many different variable life insurance policies, variable annuity products and funding agreements, and are offered directly to certain qualified retirement plans. Some of these products and plans may have less restrictive transfer rules or no transfer restrictions at all.

- In some cases, we are unable to count the number of Sub-Account transfers requested by group annuity participants co-investing in the same Funds (participants) or enforce the transfer rule because we do not keep participants' account records for a Contract. In those cases, the participant account records and participant Sub-Account transfer information are kept by such owners or its third party service provider. These owners and third party service providers may provide us with limited information or no information at all regarding participant Sub-Account transfers.

HOW ARE YOU AFFECTED BY FREQUENT SUB-ACCOUNT TRANSFERS?

We are not responsible for losses or lost investment opportunities associated with the effectuation of these policies. Frequent Sub-Account transfers may result in the dilution of the value of the outstanding securities issued by a Fund as a result of increased transaction costs and lost investment opportunities typically associated with maintaining greater cash positions. This can adversely impact Fund performance and, as a result, the performance of your Contract Value. This may also lower the Death Benefit paid to your Beneficiary or lower Annuity Payouts for your Payee as well as reduce the value of other Optional Benefits available under your Contract.

Separate Account investors could be prevented from purchasing Fund shares if we reach an impasse on the execution of a Fund's trading instructions. In other words, a Fund complex could refuse to allow new purchases of shares by all our variable product investors if the Fund and we cannot reach a mutually acceptable agreement on how to treat an investor who, in a Fund's opinion, has violated the Fund's trading policy.

In some cases, we do not have the tax identification number or other identifying information requested by a Fund in our records. In those cases, we rely on the Owner to provide the information. If the Owner does not provide the information, we may be directed by the Fund to restrict the Owner from further purchases of Fund shares. In those cases, all participants under a plan funded by the Contract will also be precluded from further purchases of Fund shares.

MAIL, TELEPHONE AND INTERNET TRANSFERS

You may make transfers through the mail or through your Financial Intermediary. You may also make transfers by calling us or through our website. Transfer instructions received by telephone before the end of any Valuation Day will be carried out at the end of that day. Otherwise, the instructions will be carried out at the end of the next Valuation Day.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the end of any Valuation Day, the instructions will be carried out at the end of that Valuation Day. Otherwise, the instructions will be carried out at the end of the next Valuation Day. If you do not receive an electronic acknowledgement, you should contact us as soon as possible.

We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly reporting any inaccuracy or discrepancy to us and your Financial Intermediary. Any verbal communication should be re-confirmed in writing.

Telephone or Internet transfer requests may currently only be cancelled by calling us before the end of the Valuation Day you made the transfer request.

We, our agents or our affiliates are not responsible for losses resulting from telephone or electronic requests that we believe are genuine. We will use reasonable procedures to confirm that instructions received by telephone or through our website are genuine, including a requirement that Owners provide certain identification information, including a personal identification number. We record all telephone transfer instructions. WE MAY SUSPEND, MODIFY, OR TERMINATE TELEPHONE OR ELECTRONIC TRANSFER PRIVILEGES AT ANY TIME, FOR ANY REASON.

17


--------------------------------------------------------------------------
POWER OF ATTORNEY

You may authorize your investment advisor or another person to conduct financial and other transactions on your behalf by submitting a completed power of attorney form that meets the power of attorney requirements of your resident state law. Once we have the completed form on file at our Annuity Service Center, we will accept transaction requests, including transfer instructions, subject to our transfer restrictions, from your designated third party until we receive new instructions in writing (and In Good Order) from you.


B. CHARGES AND FEES

This section describes the charges and fees that we deduct under the Contract in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges deducted under the Contract may result in a profit to us.

In addition to the following charges, there are Optional Benefits that if elected, assess an additional charge. Please see Sections 5 and 6 for more information.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge for assuming mortality and expense risks under the Contract. This charge is deducted from your Sub-Account Value.

The mortality and expense risk charge is broken into charges for mortality risks and for an expense risk:

- Mortality risk -- There are two types of mortality risks that we assume, those made while your Premium Payments are accumulating and those made once Annuity Payouts have begun.

During the accumulation phase of your Contract, we are required to cover any difference between the Death Benefit paid and the Surrender Value. These differences may occur in periods of declining value. The risk that we bear during this period is that actual mortality rates, in aggregate, may exceed expected mortality rates.

Once Annuity Payouts have begun, we may be required to make Annuity Payouts as long as the Annuitant is living, regardless of how long the Annuitant lives. The risk that we bear during this period is that the actual mortality rates, in aggregate, may be lower than the expected mortality rates.

- Expense risk -- We also bear an expense risk that the Annual Maintenance Fee, if applicable, collected before the Annuity Commencement Date may not be enough to cover the actual cost of selling, distributing and administering the Contract.

Annuity Payouts will NOT be affected by (a) the actual mortality experience of our Annuitants, or (b) our actual expenses if they are greater than the deductions stated in the Contract. Because we cannot be certain how long our Annuitants will live, we charge this percentage fee based on the mortality tables currently in use. The mortality and expense risk charge enables us to keep our commitments and to pay you as planned. If the mortality and expense risk charge under a Contract is insufficient to cover our actual costs, we will bear the loss. If the mortality and expense risk charge exceeds these costs, we keep the excess as profit. We may use these profits, as well as revenue sharing and Rule 12b-1 fees received from certain Funds, for any proper corporate purpose including, among other things, payment of sales expenses, including the fees paid to distributors. We expect to make a profit from the mortality and expense risk charge.

ANNUAL MAINTENANCE FEE

The Annual Maintenance Fee is a flat fee that is deducted from your Contract Value to reimburse us for expenses relating to the administrative maintenance of the Contract and your Account. The annual charge is deducted on a Contract Anniversary or when the Contract is fully Surrendered if the Contract Value at either of those times is less than $50,000. The charge is deducted proportionately from each Account in which you are invested.

We will waive the Annual Maintenance Fee if your Contract Value is $50,000 or more on your Contract Anniversary or when you fully Surrender your Contract. In addition, if you have multiple Contracts with a combined Contract Value of $100,000 or greater, we may waive the Annual Maintenance Fee on all Contracts. However, we may, but are not obligated to, limit the number of waivers to a total of six Contracts. We also may waive the Annual Maintenance Fee under certain other conditions.

ADMINISTRATIVE CHARGE

We apply a daily administrative charge against all Contract Values held in the Separate Account during both the accumulation and annuity phases of the Contract. This charge compensates us for administrative expenses that exceed revenues from the Annual Maintenance Fee described above. There is not necessarily a relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributable to that Contract; expenses may be more or less than the charge.

18


--------------------------------------------------------------------------
FUND FACILITATION FEE

We apply a daily Fund Facilitation Fee to the assets in certain Sub-Accounts at the following annualized rates:

                   FUND NAME                                                                          RATE
                   ------------------------------------------------------------------------------------------
                   BlackRock High Yield V.I. Fund                                                     0.10%
                   ------------------------------------------------------------------------------------------
                   [To be determined]                                                                 0.10%
                   ------------------------------------------------------------------------------------------
                   [To be determined]                                                                 0.10%
                   ------------------------------------------------------------------------------------------
                   Franklin Global Real Estate VIP Fund                                               0.10%
                   ------------------------------------------------------------------------------------------
                   FVIT Franklin Dividend and Income Managed Risk Portfolio                           0.05%
                   ------------------------------------------------------------------------------------------
                   FVIT Goldman Sachs Dynamic Trends Allocation Portfolio                             0.05%
                   ------------------------------------------------------------------------------------------
                   FVIT Growth Managed Risk Portfolio                                                 0.05%
                   ------------------------------------------------------------------------------------------
                   FVIT PIMCO Tactical Allocation Portfolio                                           0.10%
                   ------------------------------------------------------------------------------------------
                   FVIT Select Advisor Managed Risk Portfolio                                         0.05%
                   ------------------------------------------------------------------------------------------
                   Goldman Sachs Core Fixed Income Fund                                               0.15%
                   ------------------------------------------------------------------------------------------
                   Invesco V.I. Money Market Fund                                                     0.10%
                   ------------------------------------------------------------------------------------------
                   MFS(R) Total Return Bond Series                                                    0.05%
                   ------------------------------------------------------------------------------------------
                   PIMCO CommodityRealReturn(R) Strategy Portfolio                                    0.15%
                   ------------------------------------------------------------------------------------------
                   PIMCO Real Return Portfolio                                                        0.15%
                   ------------------------------------------------------------------------------------------
                   PIMCO Total Return Portfolio                                                       0.15%
                   ------------------------------------------------------------------------------------------

The Fund Facilitation Fee allows us to offer these Funds to you, even though the amounts paid to us by the Funds may not be sufficient to allow us to meet our expenses and revenue targets. While we reserve the right to increase the Fund Facilitation Fee for any of these Sub-Accounts (subject to the maximum shown in the Fee Summary), such a change will not be applied to existing Contract Owners.

PREMIUM TAXES

A deduction is also made for Premium taxes, if any, imposed on us by a state, municipality, or other governmental entity. The tax, currently ranging from 0% to 3.5% is assessed, when annuity payments begin or upon full Surrender. We will pay Premium taxes at the time imposed under applicable law. We may deduct Premium taxes at the time we pay such taxes to the applicable taxing authorities, upon full Surrender, or when annuity payments commence.

SALES CHARGES

CONTINGENT DEFERRED SALES CHARGES (CDSC)

There is no CDSC with this Contract.

CHARGES AGAINST THE FUNDS

Annual fund operating expenses -- The Separate Account purchases shares of the Funds at net asset value. The net asset value of the Fund reflects investment advisory fees, distribution charges, operating expenses and administrative expenses already deducted from the assets of the Funds. These charges are described in the Funds' prospectuses, in Section 2 Fee Summary and in Appendix C.

REDUCED FEES AND CHARGES

We may offer, at our discretion, reduced fees and charges for certain Contracts (including employer-sponsored savings plans) which may result in decreased costs and expenses. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

INVESTMENT ADVISOR FEE

The fees you pay your investment advisor are separate from and in addition to the fees and expenses of the contract. If you elect to have these fees deducted from your Contract through Partial Withdrawals, such withdrawals will reduce your Contract Value and may have tax consequences.


C. SURRENDERS AND PARTIAL WITHDRAWALS

WHAT KINDS OF FULL SURRENDERS AND PARTIAL WITHDRAWALS ARE AVAILABLE?

BEFORE THE ANNUITY COMMENCEMENT DATE:

Full Surrenders/Contract Termination -- When you fully Surrender or terminate your Contract before the Annuity Commencement Date, the Surrender Value of the Contract will be made in a lump sum payment. The Surrender Value is the Contract Value minus any applicable Premium taxes, a pro-rated portion of Optional Benefit charges, if applicable, and the Annual Maintenance Fee. The Surrender Value may be more or less than the amount of the Premium Payments made to a Contract.

Partial Withdrawals -- You may request a Partial Withdrawal of Contract Value at any time before the Annuity Commencement Date.

19


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Partial Withdrawals of Contract Value are taken proportionally out of the
Sub-Accounts, unless you direct us otherwise (this may be limited to pro-rata Surrenders if Optional Benefits are elected).

There are several restrictions on Partial Withdrawals of Contract Value before the Annuity Commencement Date:

     - the Partial Withdrawal of Contract Value must be at least equal to $500, and

     - your Contract Value following the Partial Withdrawal must be equal to or greater than the Minimum Contract Value set forth in your Contract. The Minimum Contract Value refers to the minimum Contract Value that you must maintain within this Contract. IF YOU FAIL TO COMPLY, WE RESERVE THE RIGHT TO FULLY TERMINATE YOUR CONTRACT. Currently the Minimum Contract Value for Class I shares is $2,500. We may increase this minimum from time to time, but in no event shall the minimum exceed $10,000 and in many states, cannot be increased after your Contract is issued (see State Variations section for details). Please see "What effect do Partial Withdrawals or full Surrenders have on your benefits" under Optional Withdrawal Benefits for a description of the effect of Partial Withdrawals and the Minimum Contract Value when you elect this rider.

     - Partial withdrawals to pay your investment advisor's fees are limited to a maximum of 1.5% of Contract Value per Contract Year. Any amount in excess of the 1.5% will be treated as a regular withdrawal.

Partial Withdrawals will reduce your standard Death Benefit on a dollar-for-dollar basis. Please see the sections of this prospectus describing optional Death Benefit riders for a description of how Partial Withdrawals affect benefits under those riders. If you elect the Optional Withdrawal Benefit, Partial Withdrawals that are not Excess Withdrawals will not reduce its Withdrawal Base. If you authorize us to send Partial Withdrawal payments to your investment advisor in connection with investment advisory fees related to this Contract, such Partial Withdrawals will not reduce your Withdrawal benefit, if elected.

Please consult with your Financial Intermediary to be sure that you fully understand the ways a Partial Withdrawal will affect your Contract.

AFTER THE ANNUITY COMMENCEMENT DATE:

Full Surrenders/Contract Termination -- You may fully Surrender or terminate your Contract on or after the Annuity Commencement Date only if you selected Annuity Payout Options Three, Five, or Six. IN THE EVENT YOU TERMINATE YOUR CONTRACT AFTER ELECTING ANNUITY PAYOUT OPTION THREE OR FIVE YOU WILL FORFEIT THE LIFE CONTINGENT PAYMENTS PAYABLE UNDER THESE OPTIONS. Upon Contract termination, we pay you the Commuted Value, minus any applicable Premium Tax.

Partial Withdrawals -- Partial Withdrawals are permitted after the Annuity Commencement Date if you select Annuity Payout Option Three, Five, or Six. Upon Partial Withdrawal we will pay you the Commuted Value. Partial Withdrawals to pay your investment advisor's fees are not permitted after the Annuity Commencement Date. If you are paying such fees from this Contract, we will terminate that payment arrangement, and you will have to pay the fees through an alternative source.

Not all Annuity Payout Options may be available if the Contract is issued to qualify under Code Section 408.

WHAT IS THE COMMUTED VALUE?

You may choose to accelerate Annuity Payouts under certain Annuity Payout Options to be received in one lump sum. This is referred to as commuting your Annuity Payout.

The amount that you request to commute must be at least equal to $500. There will be a waiting period of at least thirty days for payment of any lump sum commutation.

Commuted Value is determined on the day we receive your written request.

HOW DO YOU REQUEST A PARTIAL WITHDRAWAL OR FULL SURRENDER?

Requests for full Surrenders terminating your Contract must be in writing. Requests for Partial Withdrawals can be made in writing or by telephone. We will send your money within seven days of receiving complete instructions. However, we may postpone payment whenever: (a) the New York Stock Exchange is closed, (b) trading on the New York Stock Exchange is restricted by the SEC,
(c) the SEC permits and orders postponement or (d) the SEC determines that an emergency exists to restrict valuation. We may also postpone payment of Surrenders with respect to a money market Fund if the board of directors of the underlying money market Fund suspends redemptions from the Fund in connection with the Fund's plan of liquidation, in compliance with rules of the SEC or an order of the SEC.

Written Requests -- Complete a Surrender form or send us a letter, signed by you, to our Annuity Service Center stating:

- the dollar amount that you want to receive, either before or after we withhold taxes and deduct for any applicable charges,

-  your tax withholding amount or percentage, if any, and

-  your mailing address.

You may submit this form to our Annuity Service Center via fax.

20


--------------------------------------------------------------------------
Unless you specify otherwise, we will provide the dollar amount you want to receive minus applicable taxes and charges as the default option.

If there are joint Owners, both must authorize these transactions. For a Partial Withdrawal, specify the Sub-Accounts that you want your Surrender to come from (this may be limited to pro-rata Surrenders if Optional Benefits are elected); otherwise, the Surrender will be taken in proportion to the value in each Sub-Account.

Telephone Requests -- To request a Partial Withdrawal by telephone, we must have received your completed telephone redemption program enrollment form. If there are joint Owners, both must sign this form. By signing the form, you authorize us to accept telephone instructions for Partial Withdrawals from either Owner. Telephone authorization will remain in effect until we receive a written cancellation notice from you or your joint Owner, we discontinue the program, or you are no longer the Owner of the Contract. Please call us with any questions regarding restrictions on telephone Surrenders.

Internet Requests -- We do not currently offer Partial Withdrawal or full Surrenders via the internet. If in the future we offer internet withdrawals, we must receive your completed internet Partial Withdrawal program enrollment form In Good Order at our Annuity Service Center. If there are joint Owners, both must sign this form. By signing the form, you authorize us to accept internet instructions for Partial Withdrawals from either Owner. Internet authorization will remain in effect until we receive a written cancellation notice from you or your joint Owner, we discontinue the program, or you are no longer the Owner of the Contract. Please call us with any questions regarding restrictions on internet withdrawals. We may modify the requirements for internet withdrawals at any time.

We may record telephone calls and use other procedures to verify information and confirm that instructions are genuine. We will not be liable for losses or expenses arising from telephone instructions reasonably believed to be genuine. WE MAY MODIFY THE REQUIREMENTS FOR TELEPHONE REDEMPTIONS AT ANY TIME.

Telephone and internet withdrawal instructions received before the end of a Valuation Day will be processed at the end of that Valuation Day. Otherwise, your request will be processed at the end of the next Valuation Day.

Completing a power of attorney form for another person to act on your behalf may prevent you from making Partial Withdrawals via telephone and internet.

WHAT SHOULD BE CONSIDERED ABOUT TAXES?

There are certain tax consequences associated with Partial Withdrawals (including Partial Withdrawals used to pay your investment advisor fees) and full Surrenders. Taking these actions before age 59 1/2 may also affect the continuing tax-qualified status of some Contracts and may result in a penalty tax.

WE DO NOT MONITOR PARTIAL WITHDRAWAL OR FULL SURRENDER REQUESTS. CONSULT YOUR PERSONAL TAX ADVISOR TO DETERMINE WHETHER A FULL SURRENDER OR PARTIAL WITHDRAWAL IS PERMISSIBLE, WITH OR WITHOUT FEDERAL INCOME TAX PENALTY.

If you own more than one Contract issued by us or our affiliates in the same calendar year, then these Contracts may be treated as one Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date.

Please see Section 8 for more information.


D. ANNUITY PAYOUTS

You must commence taking Annuity Payouts no later than when you reach your Annuity Commencement Date. Generally speaking, when you annuitize your Contract, you begin the process of converting Accumulation Units into what is known as the payout phase. The payout phase starts when you annuitize your Contract or with your Annuity Commencement Date and ends when we make the last payment required under your Contract. Once you annuitize your Contract, you may no longer make any Premium Payments. Please check with your Financial Intermediary to select the Annuity Payout Option that best meets your income needs. All Annuity Payout Options are subject to availability in your state. ANNUITIZING YOUR CONTRACT MAY RESULT IN THE TERMINATION OF OPTIONAL BENEFITS AND WILL RESULT IN THE TERMINATION OF ANY DEATH BENEFIT; SEE THE SECTIONS OF THIS PROSPECTUS DEALING WITH THE OPTIONAL BENEFITS FOR DETAILED INFORMATION.

Upon Annuitization, your Contract Value will be moved to the General Account.

WHEN DO YOUR ANNUITY PAYOUTS BEGIN?

Contract Value (minus any applicable Premium Taxes) may only be annuitized on the Annuity Commencement Date.

Your Annuity Commencement Date cannot be earlier than your first Contract Anniversary. In no event, however, may the Annuity Commencement Date be later than:

- The later of the oldest Owner's 95th birthday (or if the Owner is a non-natural person, the Annuitant's 95th birthday) or 10 years from the Contract Issue Date (subject to state variation);

21


--------------------------------------------------------------------------
- The Annuity Commencement Date stated in an extension request (subject to the broker-dealer's rules for granting extension requests) received by us not less than thirty days prior to a scheduled Annuity Commencement Date.

Extending your Annuity Commencement Date may have tax consequences. You should consult a qualified tax advisor before doing so.

We reserve the right, at our discretion, to refuse to extend your Annuity Commencement Date regardless of whether we may have granted extensions in the past to you or other similarly situated investors. The broker-dealer may ask us to prohibit Annuity Commencement Date extensions beyond when the oldest Owner, or Annuitant in the case of a non-natural Owner, turns age 95. Please ask your Financial Intermediary whether you are affected by any such prohibition and make sure that you fully understand the implications this might have in regard to your Death Benefits. We will not extend the Annuity Commencement Date beyond the oldest Owner's 100th birthday. If the Owner is a non-natural person, the Annuitant's 100th birthday.

Except as otherwise provided, the Annuity Calculation Date is when the amount of your Annuity Payout is determined. This occurs within five Valuation Days before your selected Annuity Commencement Date.

All Annuity Payouts, regardless of frequency, will occur on the same day of the month as the Annuity Commencement Date. After the initial payout, if an Annuity Payout date falls on a Non-Valuation Day, the Annuity Payout is computed on the prior Valuation Day. If the Annuity Payout date does not occur in a given month due to a leap year or months with only thirty days (i.e. the 31st), the Annuity Payout will be computed on the last Valuation Day of the month.

WHICH ANNUITY PAYOUT OPTION DO YOU WANT TO USE?

Your Contract contains the Annuity Payout Options described below. We may at times offer other Annuity Payout Options. We may change these Annuity Payout Options at any time. Once we begin to make Annuity Payouts, the Annuity Payout Option cannot be changed.

-  OPTION 1 -- LIFE ANNUITY WITH CASH REFUND

We will make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, we will calculate the sum of all Annuity Payouts that were made. If the sum of such Annuity Payments at the time of the Annuitant's death does not equal or exceed the Contract Value (minus any applicable Premium Taxes) at the time of annuitization, we will pay the Beneficiary the difference between the sum of the Annuity Payouts and the Contract Value (minus any applicable Premium Taxes) at annuitization.

-  OPTION 2 -- LIFE ANNUITY

We make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, we stop making Annuity Payouts. A Payee would receive only one Annuity Payout if the Annuitant dies after the first payout, two Annuity Payouts if the Annuitant dies after the second payout, and so forth.

-  OPTION 3 -- LIFE ANNUITY WITH GUARANTEED PAYMENTS FOR 10 YEARS

We will make Annuity Payouts as long as the Annuitant is living, but we at least guarantee to make Annuity Payouts for 10 years. If the Annuitant dies before 10 years have passed, then the Beneficiary may elect to continue Annuity Payouts for the remainder of the guaranteed number of years or receive the Commuted Value in one sum.

-  OPTION 4 -- JOINT AND LAST SURVIVOR LIFE ANNUITY

We will make Annuity Payouts as long as the Annuitant and Joint Annuitant are living. When one Annuitant dies, we continue to make Annuity Payouts until that second Annuitant dies.

- OPTION 5 -- JOINT AND LAST SURVIVOR LIFE ANNUITY GUARANTEED PAYMENTS FOR 10 YEARS

We will make Annuity Payouts as long as either the Annuitant or Joint Annuitant are living, but we at least guarantee to make Annuity Payouts for 10 years. If the Annuitant and the Joint Annuitant both die before ten years have passed, then the Beneficiary may continue Annuity Payouts for the remainder of the guaranteed number of years or receive the Commuted Value in one sum.

-  OPTION 6 -- GUARANTEED PAYMENT PERIOD ANNUITY

We agree to make payments for a specified time. The minimum period that you can select is 10 years. The maximum period that you can select is 30 years. If, at the death of the Annuitant, Annuity Payouts have been made for less than the time period selected, then the Beneficiary may elect to continue the remaining Annuity Payouts or receive the Commuted Value in one sum.

- OPTION 7 -- VARIABLE DOLLAR AMOUNT ANNUITY PAYOUTS (only available if you have elected the Lifetime Spending Account; referred to as Lifetime Annual Payments with a Unit Refund in your Contract)

We will make Annuity Payouts until the death of the last Covered Life. When the last Covered Life dies, we will calculate the number of all Annuity Payouts that were made. If the number of such Annuity Payouts at the time of the last Covered Life's death does not equal or exceed the number of Annuity Payouts calculated at annuitization by dividing the Contract Value at the time of annuitization (minus any

22


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applicable Premium Taxes) by the amount of the first Annuity Payouts, we will continue to pay the Beneficiary Annuity Payouts until the number determined at annuitization has been reached. Please note that Annuity Payouts under this option will vary from year to year, based on the performance of the Sub-Account(s) in which you are invested.

YOU CANNOT TERMINATE YOUR CONTRACT ONCE ANNUITY PAYOUTS BEGIN, UNLESS YOU HAVE SELECTED ANNUITY PAYOUT OPTIONS THREE, FIVE OR SIX.

For certain qualified Contracts, if you elect an Annuity Payout Option with a Period Certain, the guaranteed number of years must be less than the life expectancy of the Annuitant at the time the Annuity Payouts begin. We compute life expectancy using the IRS mortality tables.

AUTOMATIC ANNUITY PAYOUTS

In most states, if you do not elect an Annuity Payout Option, quarterly Annuity Payouts will automatically begin on the Annuity Commencement Date under Annuity Payout Option Three. In other states, if you do not elect an Annuity Payout Option, quarterly Annuity Payouts will automatically begin on the Annuity Commencement Date under Annuity Payout Option One (see the State Variations section for details).

HOW OFTEN DO YOU WANT THE PAYEE TO RECEIVE ANNUITY PAYOUTS?

In addition to selecting an Annuity Commencement Date and an Annuity Payout Option, you must also decide how often you want the Payee to receive Annuity Payouts. You may choose to receive Annuity Payouts:

-  monthly (only available with direct deposit),

-  quarterly,

-  semi-annually, or

-  annually.

Once you select a frequency, it cannot be changed. When selecting a frequency other than monthly, the Payout Purchase Rate used to determine Annuity Payouts will be adjusted by a factor. The factor accounts for the current value of accelerated Payouts, and will result in a Payout that is less than the sum of each monthly Payout that would have been paid during the same period of time. If you do not make a selection, the Payee will receive quarterly Annuity Payouts. You must select a frequency that results in an Annuity Payout of at least $100. If the amount falls below $100, we have the right to change the frequency to bring the Annuity Payout up to at least $100.

-  FIXED DOLLAR AMOUNT ANNUITY PAYOUTS

For all Annuity Payout Options, except Option 7, you will receive equal fixed dollar amount Annuity Payouts throughout the Annuity Payout period. Fixed dollar amount Annuity Payout amounts are determined by multiplying the Contract Value, minus any applicable Premium taxes, by an annuity rate set by us.


5. DEATH BENEFITS

A. STANDARD DEATH BENEFIT

WHAT IS THE DEATH BENEFIT AND HOW IS IT CALCULATED?

The Death Benefit is the amount we will pay if any Owner, or Annuitant in the case of a non-natural Owner, dies before we begin to make Annuity Payouts. The standard Death Benefit is equal to your Contract Value calculated as of the Valuation Day when we receive a certified death certificate or other legal document acceptable to us In Good Order at our Annuity Service Center. The calculated Death Benefit will remain invested according to the Owner's last instructions until we receive complete written settlement instructions from the Beneficiary but in no event sooner than the day following the day on which we receive due proof of death. This means the Death Benefit amount will fluctuate with the performance of the Account. When there is more than one Beneficiary, we will calculate the Accumulation Units for each Sub-Account for each Beneficiary's portion of the proceeds.

Please see the heading entitled "What kinds of Surrenders are available? -- Before the Annuity Commencement Date" in Section 4.c Surrenders. Taking Excess Withdrawals may significantly negatively affect your Death Benefit. Please consult with your Financial Intermediary before making Excess Withdrawals to be sure that you fully understand the ways such a decision will affect your Contract.


B. EARNINGS PROTECTION DEATH BENEFIT

OBJECTIVE

To provide a Death Benefit equal to Contract Value plus 35% of Contract Growth (if any) that we will pay if any Owner, or Annuitant in the case of a non-natural Owner, dies before we begin to make Annuity Payouts.

If there is no or negative growth, the Earnings Protection Death Benefit provides no benefit and the standard Death Benefit will apply.

23


--------------------------------------------------------------------------
WHEN CAN YOU BUY THIS RIDER?

You may elect this rider at any time. Non-natural Owners cannot elect this rider after the Contract issue date.

IF YOU ELECT THIS RIDER OTHER THAN AT CONTRACT ISSUANCE, RIDER BENEFITS WILL BE CALCULATED FROM THE RIDER EFFECTIVE DATE, NOT THE CONTRACT ISSUE DATE. THE STARTING VALUES FOR DETERMINING YOUR DEATH BENEFIT WILL BE YOUR CONTRACT VALUE AS OF THE RIDER EFFECTIVE DATE PLUS SUBSEQUENT PREMIUM PAYMENTS RECEIVED AFTER THE RIDER EFFECTIVE DATE, AND NOT YOUR INITIAL PREMIUM PAYMENT OR ANY OTHER PRIOR VALUES.

This rider may not be available through all broker-dealers and may be subject to additional restrictions set by the broker-dealer or us. We reserve the right to withdraw this rider for the sale of new Contracts at any time without notice. The maximum age of any Owner, or Annuitant in the case of a non-natural Owner, when electing this rider is 80.

DOES ELECTING THIS RIDER FORFEIT YOUR ABILITY TO BUY OTHER RIDERS?

No.

HOW IS THE CHARGE FOR THIS RIDER CALCULATED?

The fee for the rider is based on the Earnings Protection Death Benefit Value and is assessed on each Quarterly Contract Anniversary. This charge will automatically be deducted from your Contract Value on your Quarterly Contract Anniversary. A pro-rated charge will be deducted in the event of a full Surrender of this Contract, revocation of this rider; or election of this rider other than on the Contract Anniversary. The charge for the rider will be withdrawn from each Sub-Account in the same proportion that the value of each Sub-Account bears to the total Contract Value. Except as otherwise provided below, we will continue to deduct this charge until we begin to make Annuity Payouts.

The rider fee may be increased or decreased at each Contract Anniversary up to the maximum described in the Fee Table.

IS THIS RIDER DESIGNED TO PAY YOU DEATH BENEFITS?

Yes. This Death Benefit is equal to the higher of A or B:

A =   Contract Value; or

B =   The Earnings Protection Death Benefit value.

The Earnings Protection Death Benefit value is calculated by multiplying the Contract Growth by the Earnings Protection Factor and adding that amount to the Contract Value. The Earnings Protection Factor is 35%. The Earnings Protection Factor will not change for your Contract. We may change the Earnings Protection Factor for newly issued contracts.

Please refer to the Earnings Protection Death Benefit Example Footnote 2 in Appendix A for an illustration of the Earnings Protection Death Benefit.

Contract Growth is calculated by subtracting the Cumulative Adjusted Premium from the Contract Value, subject to a floor of zero. If there is no growth, the Earnings Protection Death Benefit provides no benefit and the standard Death Benefit will apply.

The Cumulative Adjusted Premium is equal to either your initial Premium Payment if you elect this rider at the time you purchase this contract, or your Contract Value on the day you add this rider to your contract after purchase. This amount is then increased by the amount of subsequent Premium Payments and reduced by the dollar amount of withdrawals in excess of Contract Growth. However, Partial Withdrawals used to pay investment advisor fees will not reduce Cumulative Adjusted Premium.

Please refer to the Earnings Protection Death Benefit Example Footnote 5 in Appendix A for an illustration on the effects of subsequent Premium Payments.

The Death Benefit before the Annuity Commencement Date is limited to the Contract Value at the time we receive due proof of death, plus $1 million.

Please refer to the Earnings Protection Death Benefit Example in Appendix A for an illustration of the Death Benefit.

DOES THIS RIDER REPLACE THE STANDARD DEATH BENEFIT?

Yes.

CAN YOU TERMINATE THIS RIDER?

Yes. You may terminate this rider on or after the first anniversary of the rider effective date if the rider charge at that time is greater than the rider charge on the rider effective date. If this rider is terminated, then a pro-rated rider charge will be assessed on the termination date, and will not be assessed thereafter. The Death Benefit will be reset to the standard Death Benefit. Please also see "Other Information" at the end of this section for other ways the rider may terminate.

24


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A company-sponsored exchange of this rider will not be considered to be a termination by you of the rider. This rider will also terminate if a Death Benefit becomes payable on this Contract. (described in Sections 5.e and 5.f)

WHAT EFFECT DO PARTIAL WITHDRAWALS HAVE ON YOUR BENEFITS UNDER THE RIDER?

PARTIAL WITHDRAWALS REDUCE YOUR CONTRACT GROWTH ON A DOLLAR-FOR-DOLLAR BASIS, IF ANY, THEREBY REDUCING THE EARNINGS PROTECTION DEATH BENEFIT.

Please refer to the Earnings Protection Death Benefit Example Footnotes 4 and 6 in Appendix A for illustrations on the effects of Partial Withdrawals.

If you authorize us to send Partial Withdrawal payments to your investment advisor in connection with investment advisory fees related to this Contract, such Partial Withdrawals will not reduce your Cumulative Adjusted Premium.

WHAT HAPPENS IF YOU CHANGE OWNERSHIP?

An ownership change will terminate this rider and the Death Benefit will be reset to the standard Death Benefit. A final pro-rated rider charge will be assessed on the termination date, and then will no longer be assessed. If the ownership change is a result of Spousal Contract continuation, the Contract Value will be reset to equal the Death Benefit payable on the deceased Spouse's death and the surviving Spouse who continues the Contract may choose to elect any optional Death Benefit rider then available. Please see "Can your Spouse continue your Death Benefit?" below for additional information.

Ownership changes may be taxable to you. We recommend that you consult with a tax advisor before making any ownership changes.

CAN YOUR SPOUSE CONTINUE YOUR DEATH BENEFIT?

Generally, yes. This rider terminates upon the death of the Owner. The Spouse may continue the Contract under the "Spouse Beneficiary" provision of the Contract, whereby the Contract Owner's Spouse will become the Contract Owner if the Spouse was named as Beneficiary. The Spouse may either choose to continue the Contract or may elect to be paid a Death Benefit option, if eligible. If the Spouse chooses to continue the Contract, we will increase the Contract Value to the Death Benefit value as of the Valuation Day We receive due proof of death according to the future contribution allocation then in effect. The surviving Spouse becomes the new Owner on the effective Valuation Day of the Spousal Contract continuation. This right may be exercised only once during the term of the Contract. The surviving Spouse may re-elect this rider, subject to the election rules that are then in place.

WHAT HAPPENS IF YOU ANNUITIZE YOUR CONTRACT?

This rider terminates once an Annuity Payout is elected. This means the Death Benefit terminates at that time without value. If you elect to annuitize your Contract prior to reaching the Annuity Commencement Date, you may only annuitize your Contract Value. If your Contract reaches the Annuity Commencement Date, the Contract will automatically be annuitized unless we agree to extend the Annuity Commencement Date, at our discretion. In this circumstance, the Contract may be annuitized under our standard annuitization rules.

ARE THERE RESTRICTIONS ON HOW YOU MUST INVEST?

No.

ARE THERE RESTRICTIONS ON THE AMOUNT OF SUBSEQUENT PREMIUM PAYMENTS?

Yes. We reserve the right to require our approval on all subsequent Premium Payments received after the Contract Anniversary following the rider effective date. We do not currently enforce the right to approve subsequent Premium Payments, except where a subsequent Premium Payment would result in your total Premium Payments equaling or exceeding $1 million. In the future, we may expand the circumstances under which we require prior approval of subsequent Premium Payments. There are a variety of factors that could influence our decision to prohibit or restrict subsequent Premium Payments, for example, we could do so in the event of a market disturbance, or to help protect our ability to provide the guarantees under these riders in the future. We also prohibit subsequent Premium Payments if your Contract Value falls below Minimum Contract Value. Any action we take with respect to subsequent Premium Payment restriction or approval will be done on a non-discriminatory basis. Following your Annuity Commencement Date, we will no longer accept subsequent Premium Payments. A limitation on subsequent Premium Payments means that you would not be able to increase your Death Benefits by making additional deposits into the Contract.

OTHER INFORMATION

The rider may not be appropriate for all investors. Several factors, among others, should be considered:

- IF YOU ARE ELECTING THIS RIDER AFTER YOUR CONTRACT HAS BEEN ISSUED, THE STARTING VALUES FOR THE BENEFIT WILL BE THE CONTRACT VALUE ON THE RIDER EFFECTIVE DATE AND NOT YOUR INITIAL PREMIUM PAYMENT OR ANY OTHER PRIOR VALUES.

- The benefits under the rider cannot be directly or indirectly assigned, collateralized, pledged or securitized in any way. Any such actions will invalidate the rider and allow us to terminate the rider.

- We may terminate this rider based upon the following conditions: Spousal Contract continuation, ownership changes, and/or annuitization. If we terminate the rider, it cannot be re-elected by you.

25


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-  The selection of an Annuity Payout Option and the timing of the selection may have an impact on the tax treatment of the benefits.

- Partial Withdrawals will trigger a dollar-for-dollar reduction to your Contract Growth. This will reduce the Earnings Protection Death Benefit.

- The fee for the rider may change at every Contract Anniversary. Please carefully review the maximum fee disclosed in Section 2. Fee Summary.

- ANY PAYMENT OBLIGATION WE MAKE UNDER THE CONTRACT, INCLUDING DEATH BENEFITS PAYMENTS, IS SUBJECT TO OUR FINANCIAL STRENGTH AND CLAIMS-PAYING ABILITY AND OUR LONG-TERM ABILITY TO MAKE SUCH PAYMENTS.


C. HOW IS THE DEATH BENEFIT PAID?

The Death Benefit may be taken in one lump sum or under any of the Annuity Payout Options then being offered by us, unless the Owner has designated the manner in which the Beneficiary will receive the Death Benefit. We will calculate the Death Benefit as of the date we receive a certified death certificate or other legal documents acceptable to us. The Death Benefit amount remains invested according to the last instructions on file and is subject to market fluctuation until complete settlement instructions are received from each Beneficiary. On the date we receive complete instructions from the Beneficiary, we will compute the Death Benefit amount to be paid out or applied to a selected Annuity Payout Option. When there is more than one Beneficiary, we will calculate the Death Benefit amount for each Beneficiary's portion of the proceeds and then pay it out or apply it to a selected Annuity Payout Option according to each Beneficiary's instructions. If we receive the complete instructions on a Non-Valuation Day, computations will take place on the next Valuation Day.

The Beneficiary may elect to leave proceeds from the Death Benefit invested with us for up to five years from the date of death of the Owner if death occurred before the Annuity Commencement Date. Once we receive a certified death certificate or other legal documents acceptable to us, the Beneficiary can: (a) make Sub-Account transfers (subject to applicable restrictions) and
(b) take Partial Withdrawals. We shall endeavor to fully discharge the last instructions from the Owner wherever possible or practical.

The Beneficiary of a non-qualified Contract or IRA (prior to the required distribution date) may also elect an Annuity Payout Option that allows the Beneficiary to take the Death Benefit in a series of payments spread over a period equal to the Beneficiary's remaining life expectancy. Distributions are calculated based on IRS life expectancy tables. This option is subject to different limitations and conditions depending on whether the Contract is non-qualified or an IRA.

If the Owner dies before the Annuity Commencement Date, the Death Benefit must be distributed within five years after death or be distributed under a distribution option or Annuity Payout Option that satisfies the Alternatives to the Required Distributions described below. Please see Section 8(C)(2)(f) Federal Tax Considerations for more information.

If the Owner dies on or after the Annuity Commencement Date under an Annuity Payout Option that permits the Beneficiary to elect to continue Annuity Payouts or receive the Commuted Value, any remaining value must be distributed at least as rapidly as under the payment method being used as of the Owner's death.

If the Owner is not an individual (e.g. a trust), then the original Annuitant will be treated as the Owner in the situations described above.


D. WHO WILL RECEIVE THE DEATH BENEFIT?

The distribution of the Death Benefit applies only when death is before the Annuity Commencement Date.

If death occurs on or after the Annuity Commencement Date, there may be no payout at death unless the Owner has elected an Annuity Payout Option that permits the Beneficiary to elect to continue Annuity Payouts, or receive any remaining value such as a cash refund.

IF DEATH OCCURS BEFORE THE ANNUITY COMMENCEMENT DATE:


IF THE DECEASED IS THE . . .                  AND . . .                      AND . . .
------------------------------------------------------------------------------------------------------------------------------------
Owner                           There is a surviving joint       The Annuitant is living or
                                Owner                            deceased

------------------------------------------------------------------------------------------------------------------------------------
Owner                           There is no surviving joint      The Annuitant is living or
                                Owner                            deceased

------------------------------------------------------------------------------------------------------------------------------------
Owner                           There is no surviving joint      The Annuitant is living or
                                Owner and the Beneficiary        deceased
                                (including the contingent
                                Beneficiary) predeceases the
                                Owner

------------------------------------------------------------------------------------------------------------------------------------
Annuitant                       The Owner is living



------------------------------------------------------------------------------------------------------------------------------------


IF THE DECEASED IS THE . . .              THEN THE . . .
------------------------------------------------------------------------------------------------------------------------------------
Owner                           Joint Owner receives the Death
                                Benefit.

------------------------------------------------------------------------------------------------------------------------------------
Owner                           Beneficiary receives the Death
                                Benefit.

------------------------------------------------------------------------------------------------------------------------------------
Owner                           Owner's estate receives the Death
                                Benefit.




------------------------------------------------------------------------------------------------------------------------------------
Annuitant                       The Owner becomes the Annuitant
                                and the Contract continues. The
                                Owner may name a new Annuitant.

------------------------------------------------------------------------------------------------------------------------------------

26


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IF DEATH OCCURS ON OR AFTER THE ANNUITY COMMENCEMENT DATE:


IF THE DECEASED IS THE . . .                           AND . . .                                          THEN THE . . .
--------------------------------------------------------------------------------------------------------------------------------
Owner                             The Annuitant is living                             Beneficiary becomes the Owner.

--------------------------------------------------------------------------------------------------------------------------------
Annuitant                         The Owner is living                                 Owner receives the payout at death.

--------------------------------------------------------------------------------------------------------------------------------
Annuitant                         The Annuitant is also the Owner                     Beneficiary receives the payout at death.

--------------------------------------------------------------------------------------------------------------------------------

THESE ARE THE MOST COMMON SCENARIOS. SOME OF THE ANNUITY PAYOUT OPTIONS MAY NOT RESULT IN A PAYOUT AT DEATH.

In the event that the Owner is a non-natural person, the death of the Annuitant will be treated as the death of the Owner.


6. OPTIONAL WITHDRAWAL BENEFITS

A. LIFETIME SPENDING ACCOUNT

OBJECTIVE

The objective of the Lifetime Spending Account is to provide a structured systematic withdrawal program with integrated longevity insurance in the form of Lifetime Annual Payments that will fluctuate based on the performance of your Contract and be increased for Deferral Bonuses.

Before electing the Lifetime Spending Account, you should carefully consider and discuss with your Financial Intermediary. Lifetime Annual Payments are subject to conditions described throughout this section. Please review these conditions carefully.

Please consider the following prior to electing the rider:

- The amount of your Lifetime Annual Payment is not guaranteed and will fluctuate based on Contract Value performance, subject to the Smoothing feature. The Smoothing feature limits the increase or decrease of the Lifetime Annual Payment to 10% from one year to the next. The Smoothing feature does not limit gain or loss of your Contract Value; it only applies to Lifetime Annual Payments. The Smoothing feature has no impact on benefits under the Contract until Lifetime Annual Payments commence. Please refer to the "Will the amount of my withdrawal benefit fluctuate?" section of this prospectus for additional information.

-  Excess Withdrawals will reduce the rider's benefit, as described below.

HOW DOES THE RIDER HELP ACHIEVE THIS GOAL?

The rider provides an opportunity to receive withdrawals in the form of Lifetime Annual Payments until the death of the Covered Life (Single Life Option) or the Covered Life that is second to die (Joint/Spousal Option). This rider also provides a 6% annual Deferral Bonus. After annuitization, lifetime payments continue provided the Variable Dollar Amount Annuity Payout annuitization option is elected. Please refer to Option 7 in Section 4.d. for additional information on Variable Dollar Amount Annuity Payouts.

WHEN CAN YOU BUY THIS RIDER?

You may elect this rider at any time. Non-natural Owners cannot elect this rider after the Contract issue date.

IF YOU ELECT THIS RIDER OTHER THAN AT CONTRACT ISSUANCE, RIDER BENEFITS WILL BE CALCULATED FROM THE RIDER EFFECTIVE DATE NOT THE CONTRACT ISSUE DATE. THE STARTING VALUES FOR DETERMINING YOUR WITHDRAWAL BASE AND DEFERRAL BONUS BASE WILL BE YOUR CONTRACT VALUE AS OF THE RIDER EFFECTIVE DATE, NOT YOUR INITIAL PREMIUM PAYMENT OR ANY OTHER PRIOR VALUES.

This rider may not be available in all states or through all broker-dealers and may be subject to additional restrictions set by the broker-dealer or by us. We reserve the right to withdraw this rider at any time without notice. The maximum age of any Covered Life when electing this rider is 85.

We look at the age of Contract parties (e.g., Owner, joint Owners, Spouses, Annuitant and/or Beneficiary) when setting rider benefits (such living persons are called a Covered Life and the specific person whose life and age is used to set benefits is called the relevant Covered Life). For instance, when setting your Lifetime Withdrawal Percentage, the oldest Owner, or Annuitant in the case of a non-natural Owner, is the relevant Covered Life when selecting the Single Life Option and the younger Covered Life is the relevant Covered Life when selecting the Joint/Spousal Option. We reserve the right to impose designation restrictions such as making sure that your Spouse is a joint Owner when selecting the Joint/Spousal Option.

DOES BUYING THIS RIDER FORFEIT YOUR ABILITY TO BUY OTHER RIDERS?

No.

27


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HOW IS THE CHARGE FOR THIS RIDER CALCULATED?

The rider has a current charge and maximum rider charge and both are based on your Contract Value. We will deduct the rider charge on each Quarterly Contract Anniversary on a pro-rated basis from each Sub-Account.

We may increase or decrease the rider charge on a prospective basis on each Contract Anniversary up to the maximum described in the Fee Table. We will not increase the rider charge by more than 0.50% during any Contract Year. We will provide advance notice of changes to your rider charge. You may decline a rider charge increase in which event your Lifetime Withdrawal Percentage will be reduced by 1%. For example, if your Lifetime Withdrawal Percentage would be 5%, but you declined a rider fee increase at some point, your Lifetime Withdrawal Percentage will be 4%. This declination is irrevocable and no future Lifetime Spending Account rider fee changes will apply to you. The Rider Charge may also increase if you elect this rider following Spousal Contract continuation, but only if the Single Life option was elected and the rider terminated upon the death of your Spouse.

If the rider is terminated, or if there is a full Surrender from your Contract, then we will deduct a pro-rated share of the rider charge from your Contract Value based on your Contract Value immediately prior to such termination or full Surrender.

DOES YOUR BENEFIT BASE CHANGE UNDER THIS RIDER?

Yes, this rider provides an opportunity to take a maximum withdrawal each year in the form of a Lifetime Annual Payment. We calculate your Lifetime Annual Payments by multiplying your Lifetime Withdrawal Percentage by your Withdrawal Base. The Withdrawal Base will fluctuate as described below.

-  WITHDRAWAL BASE

The Withdrawal Base is used to calculate your Lifetime Annual Payment under the Lifetime Spending Account. With the Lifetime Spending Account you receive a 6% Deferral Bonus every year during the Deferral Bonus Period.

If you elect this rider at the time you purchase your Contract, your initial Withdrawal Base is equal to your initial Premium Payment. Your Withdrawal Base may fluctuate based on Contract Value performance, Deferral Bonuses, subsequent Premium Payments, or Excess Withdrawals.

If you are electing this rider after your Contract has been issued, the initial Withdrawal Base will be based on the Contract Value on the date the rider is effective. This may be less than your initial Premium Payment or Contract Value on any day prior to your rider effective date.

Your Withdrawal Base may be reset each Valuation Day following the effective date of the rider until the Annuity Commencement Date. Effectively, the Withdrawal Base will increase when your Contract Value performs at a rate greater than 4% annually and will decrease when your Contract Value performs at a rate less than 4% annually. The calculation for the reset is equal to (A) times (B) divided by (C) where:

A = Your Withdrawal Base as of the prior Valuation Day adjusted to include the current Valuation Day Premium Payment and Partial Withdrawals.

B =   1 + Cumulative Net Investment Return

C =   1 + Modal Assumed Investment Return

Cumulative Net Investment Return is the cumulative change in Contract Value since the last Assumed Investment Return Adjustment. Prior to the first Assumed Investment Return Adjustment, the cumulative changes in Contract Value will be measured since the effective date of the Lifetime Spending Account rider.

Because we apply the 4% annual Assumed Investment Return Adjustment daily, we convert the 4% to a daily rate which is your Modal Assumed Investment Return. The Assumed Investment Return will not change for your Contract. We may change the Assumed Investment Return for newly issued contracts.

When the Valuation Day occurs on a Contract Anniversary, the reset is equal to
(A) times (B) divided by (C), as defined above, plus any applicable Deferral Bonus.

Please refer to the Lifetime Spending Account Example Footnotes 2, 3, and 4 in Appendix A for an illustration of ways your Withdrawal Base may reset based on Contract Value performance and a Deferral Bonus.

Subsequent Premium Payments increase your Withdrawal Base and Contract Value by the dollar amount of that Premium Payment. Please refer to the Lifetime Spending Account Example Footnote 9 in Appendix A for illustrations on the effects of subsequent Premium Payments.

Partial Withdrawals reduce your Withdrawal Base in different ways depending on whether they are Excess Withdrawals or not:

- Partial Withdrawals that are not Excess Withdrawals will not reduce the Withdrawal Base.

28


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-  Excess Withdrawals will reduce the Withdrawal Base on a proportionate basis.
   If your Contract Value is less than your Withdrawal Base, reductions on a proportionate basis will be greater than if done on a dollar-for-dollar basis.

- Any Partial Withdrawal, other than for payment of investment advisor fees, taken before age 59 1/2 is an Excess Withdrawal.

Your Withdrawal Base can never be less than $0.

Please refer to this rider's section entitled "What happens if you change ownership?" and "Can your Spouse continue your Lifetime Spending Account?" for a discussion regarding how your Withdrawal Base can be recalculated following a Covered Life change. Please refer to the section entitled "How is the charge for the rider calculated?" for more information regarding the decrease of your Lifetime Withdrawal Percentage associated with declining rider charge increases.

Please refer to the Lifetime Spending Account Example Footnotes 5 and 8 in Appendix A for illustrations of withdrawals.

DEFERRAL BONUS BASE

The Deferral Bonus Base is used to calculate your Deferral Bonus. It is similar to the Withdrawal Base, except it does not increase by the amount of Deferral Bonuses.

The Deferral Bonus for the Lifetime Spending Account is 6%. The Deferral Bonus will be calculated as a percentage of the Deferral Bonus Base during an effective Deferral Bonus Period.

THE DEFERRAL BONUS PERIOD WILL CEASE UPON THE EARLIER OF THE 100TH CONTRACT ANNIVERSARY FOLLOWING THE RIDER EFFECTIVE DATE, ANNUITY COMMENCEMENT DATE, OR WHEN YOU TAKE YOUR FIRST PARTIAL WITHDRAWAL. IF YOU AUTHORIZE US TO SEND PARTIAL WITHDRAWAL PAYMENTS TO YOUR INVESTMENT ADVISOR IN CONNECTION WITH INVESTMENT ADVISORY FEES RELATED TO THIS CONTRACT, SUCH PARTIAL WITHDRAWALS WILL NOT TERMINATE YOUR DEFERRAL BONUS PERIOD.

If you elect this rider at the time you purchase your Contract, your initial Deferral Bonus Base is equal to your initial Premium Payment. Your Deferral Bonus Base may fluctuate based on Contract Value performance or subsequent Premium Payments.

If you elect this rider after your Contract has been issued, your initial Deferral Bonus Base will be based on the Contract Value on the date the rider is effective. This may be less than your initial Premium Payment or Contract Value on any day prior to your rider effective date.

Your Deferral Bonus Base may be reset each Valuation Day following the effective date of the rider until the Annuity Commencement Date. The reset is identical to the daily reset of the Withdrawal Base as described previously. Effectively, the Deferral Bonus Base will increase when your Contract Value performs at a rate greater than 4% annually and will decrease when your Contract Value performs at less than 4% annually. The calculation for the Deferral Bonus Base reset is equal to the sum of (A) times (B) divided by (C) where:

A = Your Deferral Bonus Base as of the prior Valuation Day adjusted to include the current Valuation Day Premium Payment and Partial Withdrawals.

B =   1 + Cumulative Net Investment Return

C =   1 + Modal Assumed Investment Return

Please refer to the Lifetime Spending Account Example Footnotes 2 and 3 in Appendix A for illustrations of ways your Deferral Bonus Base may reset.

During the Deferral Bonus Period, subsequent Premium Payments will increase your Deferral Bonus Base by the dollar amount of the Premium Payment. Your Deferral Bonus Base can never be less than $0.

Please refer to the sections entitled "What happens if you change ownership?" and "Can your Spouse continue your Lifetime Withdrawal Benefit?" for a discussion regarding how your Deferral Bonus Base can be recalculated following a Covered Life change.

IS THIS RIDER DESIGNED TO PAY YOU WITHDRAWAL BENEFITS FOR YOUR LIFETIME?

YES. HOWEVER, WITHDRAWALS TAKEN PRIOR TO THE MINIMUM INCOME AGE (59 1/2) ARE NOT GUARANTEED TO BE AVAILABLE THROUGHOUT YOUR LIFETIME. SUCH WITHDRAWALS WILL REDUCE (AND MAY EVEN ELIMINATE) THE WITHDRAWAL BASE OTHERWISE AVAILABLE TO ESTABLISH LIFETIME BENEFITS. ADDITIONALLY, IF YOUR CONTRACT VALUE FALLS BELOW THE MINIMUM CONTRACT VALUE BEFORE THE RELEVANT COVERED LIFE ATTAINS AGE 59 1/2, YOUR LIFETIME ANNUAL PAYMENTS WILL BE REDUCED TO ZERO. PLEASE REFER TO THE "WILL THE AMOUNT OF MY WITHDRAWAL BENEFIT FLUCTUATE?" SECTION BELOW FOR MORE INFORMATION.

After the relevant Covered Life attains the Minimum Income Age (59 1/2), should your Contract Value go below the Minimum Contract Value then in effect, Lifetime Annual Payments will continue as described in this section under "What effect do Partial Withdrawals or full Surrenders have on your benefits under this rider?"



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Lifetime Annual Payments are calculated by multiplying your Withdrawal Base by the applicable Lifetime Withdrawal Percentage subject to the Smoothing feature. The Lifetime Withdrawal Percentage varies based on the age of the relevant Covered Life and whether or not you've taken your first Partial Withdrawal.

Prior to your first Partial Withdrawal, your Lifetime Annual Payment is set on each Valuation Day and is equal to your applicable Lifetime Withdrawal Percentage multiplied by your then current Withdrawal Base. Thereafter, your Lifetime Annual Payment may reset on any of the following events:

a)   Contract Anniversary;

b)   A subsequent Premium Payment;

c)   An Excess Withdrawal; or

d)   A change of Owner, because of Spousal Contract continuation.

The applicable Lifetime Withdrawal Percentages are as follows:

                                                                      LIFETIME WITHDRAWAL
                                                                          PERCENTAGE
                                                                   -------------------------
                                                                    SINGLE     JOINT/SPOUSAL
                                                         AGE        OPTION        OPTION
                                                   -------------   ---------   -------------
                                                     59 1/2 - 64     5.50%         5.00%
                                                       65 - 69       5.75%         5.25%
                                                       70 - 74       6.25%         5.75%
                                                       75 - 79       7.00%         6.50%
                                                       80 - 84       7.75%         7.25%
                                                       85 - 89       8.75%         8.25%
                                                         90+        10.25%         9.75%

Withdrawals taken prior to age 59 1/2 may be subject to a 10% penalty tax if not taken as part of a substantially equal periodic payment. In order to qualify for the exception to the 10% penalty, a system of substantially equal periodic payments must last until the later of 5 years from the date of the first payment or the date you turn 59 1/2. Any modification during this time may result in retroactive taxes. You should discuss any withdrawals prior to age 59 1/2 with your tax advisor.

- The Lifetime Withdrawal Percentage will be based on the age of the relevant Covered Life at the time of the first Partial Withdrawal. If a Partial Withdrawal HAS NOT been taken, your new Lifetime Withdrawal Percentage will be effective on the last birthday that brought the relevant Covered Life into a new Lifetime Withdrawal Percentage age band; or

- If a Partial Withdrawal HAS been taken, the Lifetime Withdrawal Percentage will be locked at the time of the Partial Withdrawal.

- If you authorize us to send Partial Withdrawal payments to your investment advisor in connection with investment advisory fees related to this Contract, such Partial Withdrawals will not cause your Lifetime Withdrawal Percentage to be locked.

- Partial Withdrawals taken to pay investment advisory fees will not reduce your available Lifetime Annual Payment for the Contract Year.

WILL THE AMOUNT OF MY WITHDRAWAL BENEFIT FLUCTUATE?

Yes, your Lifetime Annual Payment will fluctuate based on the performance of the Contract Value compared to the 4% Assumed Investment Return. The greater the positive or negative difference between the Contract Value performance and the 4% Assumed Investment Return, the greater the increase or decrease in the Lifetime Annual Payment, subject to the Smoothing feature.

The Smoothing feature limits the annual change in your Lifetime Annual Payments after the first Partial Withdrawal to no more than plus or minus 10% of your prior Lifetime Annual Payment. The Smoothing feature does not limit gain or loss of your Contract Value; it only applies to Lifetime Annual Payments. It is possible that even if your Contract Value increases, your Lifetime Annual Payment may not increase due to the Smoothing feature. The Smoothing feature has no impact on benefits under the Contract until Lifetime Annual Payments commence.

Please refer to the Lifetime Spending Account Example Footnotes 6 and 7 in Appendix A for illustrations of Lifetime Annual Payments.

IS THIS RIDER DESIGNED TO PAY YOU DEATH BENEFITS?

No.

DOES THIS RIDER REPLACE THE STANDARD DEATH BENEFIT?

No.



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CAN YOU REVOKE THIS RIDER?

No. Please also see "Other Information" at the end of this section for other ways the rider may terminate.

WHAT EFFECT DO PARTIAL WITHDRAWALS OR FULL SURRENDERS HAVE ON YOUR BENEFITS UNDER THIS RIDER?

Please refer to "Does your benefit base change under the rider?" for the effect of Partial Withdrawals. You may make a full Surrender of your entire Contract at any time prior to annuitization. However, you will receive your Contract Value with any applicable charges (and Premium Tax) deducted and not your Withdrawal Base, Deferral Bonus Base or any future Lifetime Annual Payments.

If you authorize us to send Partial Withdrawal payments to your investment advisor in connection with investment advisory fees related to this Contract, such Partial Withdrawals will not reduce your Withdrawal Base.

After the relevant Covered Life attains the Minimum Income Age (59 1/2), if your Contract Value on any Contract Anniversary is ever reduced below the Minimum Contract Value described in Section 4.c as a result of investment performance or deduction of fees and/or charges, or if on any Valuation Day a Partial Withdrawal is taken that reduces your Contract Value below this Minimum Contract Value, we will no longer accept subsequent Premium Payments. You may then either make a full Surrender and terminate your Contract and your rider, or you may continue the Contract provided the following:

-  Lifetime Annual Payments will continue and will not reduce the Contract
   Value;

-  Deferral Bonuses, if applicable, will no longer apply; and

- All other privileges under the rider will terminate and you will no longer be charged a rider fee or Annual Maintenance Fee.

- Partial Withdrawals to pay your investment advisor fees will no longer be available.

Once your Contract Value is reduced below the Minimum Contract Value, any withdrawal greater than a Lifetime Annual Payment will result in the contract being liquidated and the rider terminating.

WHAT HAPPENS IF YOU CHANGE OWNERSHIP?

An ownership change may terminate this rider. A final pro-rated rider charge will be assessed on the termination date, and then will no longer be assessed. If the ownership change does not result in the change of a Covered Life or is a result of Spousal Contract continuation and the Joint/Spousal option was elected, the rider will not terminate. The rider will terminate on Spousal Contract continuation if the Single Life Option was elected. Please see "Can your Spouse continue your Lifetime Spending Account?" below for additional information.

Ownership changes may be taxable to you. We recommend that you consult with a tax advisor before making any ownership changes.

CAN YOUR SPOUSE CONTINUE YOUR LIFETIME SPENDING ACCOUNT?

-  SINGLE LIFE OPTION:

This rider terminates upon the death of the Owner. The Spouse may continue the Contract under the "Spouse Beneficiary" provision of the Contract, whereby the Contract Owner's Spouse will become the Contract Owner if the Spouse was named as Beneficiary. The Spouse may either choose to continue the Contract or may elect to be paid a Death Benefit option, if eligible. If the Spouse chooses to continue the Contract, we will increase the Contract Value to the Death Benefit value as of the Valuation Day We receive due proof of death according to the future contribution allocation then in effect. The surviving Spouse becomes the new Owner on the effective Valuation Day of the Spousal Contract continuation. This right may be exercised only once during the term of the Contract. The surviving Spouse may re-elect this rider, subject to the election rules that are then in place.

-  JOINT/SPOUSAL OPTION:

The rider is designed to facilitate the continuation of your rights by your Spouse through the inclusion of a Joint/Spousal Option. If a Covered Life dies and the Contract and the rider are continued as described below, the rider will continue with respect to all benefits at the then current rider charge. The benefits will be reset as follows:

- The Withdrawal Base will be equal to the greater of Contract Value or the Withdrawal Base on the Spousal Contract continuation date;

- The Deferral Bonus Base will be equal to the greater of Contract Value or the Deferral Bonus Base on the Spousal Contract continuation date;

- The Deferral Bonus Period, if applicable, will not reset; the Deferral Bonus Period will continue uninterrupted;

-  The Lifetime Annual Payment will be recalculated; and

- The Lifetime Withdrawal Percentage will remain at the current percentage if Partial Withdrawals have commenced; otherwise the Lifetime Withdrawal Percentage will be based on the attained age of the remaining Covered Life on the Spousal Contract continuation date.

31


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The remaining Covered Life cannot name a new Owner on the Contract. Any new
Beneficiary that is added to the Contract will not be taken into consideration as a Covered Life. The rider will terminate upon the death of the remaining Covered Life.

WHAT HAPPENS IF YOU ANNUITIZE YOUR CONTRACT?

When you annuitize, you will have the opportunity to choose Fixed Dollar Amount Annuity Payouts or Variable Dollar Amount Annuity Payouts. In order to receive Lifetime Spending Account Lifetime Annual Payments, the Variable Dollar Amount Annuity Payouts must be elected.

-  FIXED DOLLAR AMOUNT ANNUITY PAYOUTS

You may elect one of the standard fixed Annuity Payout Options offered by us under the Contract. If you elect to annuitize your Contract prior to reaching the Annuity Commencement Date, you may only annuitize your Contract Value, not your Withdrawal Base. If your Contract reaches the Annuity Commencement Date, the Contract Value, not your Withdrawal Base, must be annuitized unless we agree to extend the Annuity Commencement Date, at our discretion.

-  VARIABLE DOLLAR AMOUNT ANNUITY PAYOUTS

To allow for continued variable Lifetime Annual Payments, you must elect Variable Dollar Amount Annuity Payouts.

Variable Dollar Amount Annuity Payouts may fluctuate annually based on the investment performance of the Sub-Account(s) in which you are invested. ANY PORTION OF YOUR CONTRACT VALUE INVESTED OUTSIDE OF THE SUB-ACCOUNTS AT THE ANNUITY COMMENCEMENT DATE WILL BE REALLOCATED PROPORTIONATELY BASED ON YOUR THEN CURRENT SUB-ACCOUNT INVESTMENT ALLOCATION.

On the Annuity Commencement Date, and each anniversary thereafter, we will calculate the Lifetime Annual Payment. We calculate the Lifetime Annual Payment by multiplying the Annuity Unit Values, which are the prices of the Annuity Units on the day of calculation, by the total number of Annuity Units summed across all the Sub-Accounts in which you are invested.

Please refer to the Variable Dollar Amount Annuity Payouts Example in Appendix
A.

On the Annuity Commencement Date, we determine the number of Annuity Units for the applicable Sub-Account(s), based on the allocation to each Sub-Account. This number remains constant for the selected Sub-Account unless a Sub-Account Transfer occurs. The value of an Annuity Unit for each Sub-Account will be computed on each Valuation Day to reflect the investment experience of the applicable underlying Funds. The precise formula for these calculations is set forth below.

The number of Annuity Units for each of the applicable Sub-Account(s) will be equal to (A) divided by (B), times (C) divided by (D) where:

A =  Sub-Account Value as of the current Valuation Day;

B =  total Contract Value invested in Sub-Accounts as of the current Valuation
     Day;

C = your Lifetime Withdrawal Percentage times your Withdrawal Base as of the current Valuation Day; and

D =   Annuity Unit Value as of the current Valuation Day.

The value of each Annuity Unit for each Sub-Account will be computed on each Valuation Day by multiplying (A) times (B) divided by (C) where:

A = value of the Annuity Unit for that Sub-Account as of the preceding Valuation Day;

B = Net Investment Factor for that Sub-Account for the Valuation Day for which the Annuity Unit Value is being calculated; and

C = 1 + the effective Assumed Investment Return for the number of days in the Valuation Period.

-  VARIABLE DOLLAR AMOUNT ANNUITY PAYOUTS AT DEATH

This annuity is payable until the death of the last surviving Covered Life. Upon election of the Variable Dollar Amount Annuity Payouts, we will calculate a minimum number of Annuity Payouts based on your Contract Value. At the death of the last surviving Covered Life, if the minimum number of Annuity Payouts have not been paid, your beneficiary will continue to receive the remaining Annuity Payouts.

ARE THERE RESTRICTIONS ON HOW YOU MUST INVEST?

No.

ARE THERE RESTRICTIONS ON THE AMOUNT OF SUBSEQUENT PREMIUM PAYMENTS?

Yes. We require prior approval of subsequent Premium Payments after the first Contract Anniversary after the rider effective date. We do not currently enforce the right to approve subsequent Premium Payments, except where a subsequent Premium Payment would result in your total Premium Payments equaling or exceeding $1 million. In the future, we may expand the circumstances under which we require

32


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prior approval of subsequent Premium Payments. There are a variety of factors that could influence our decision to prohibit or restrict subsequent Premium Payments, for example, we could do so in the event of a market disturbance, or to help protect our ability to provide the guarantees under these riders in the future. We also prohibit subsequent Premium Payments if your Contract Value falls below Minimum Contract Value. Any action we take with respect to subsequent Premium Payment restriction or approval will be done on a non-discriminatory basis. We will not accept Premium Payments after the Annuity Commencement Date. A limitation on subsequent Premium Payments means that you would not be able to increase your Lifetime Annual Payments by making additional deposits into the Contract.

OTHER INFORMATION

The rider may not be appropriate for all investors. Several factors, among others, should be considered:

- IF YOU ARE ELECTING THIS RIDER AFTER YOUR CONTRACT HAS BEEN ISSUED, THE STARTING VALUES FOR ALL BENEFITS WILL BE THE CONTRACT VALUE ON THE RIDER EFFECTIVE DATE AND NOT YOUR INITIAL PREMIUM PAYMENT OR ANY OTHER PRIOR VALUES.

- If your Contract Value falls below the Minimum Contract Value before the relevant Covered Life attains age 59 1/2, your Lifetime Annual Payment will be reduced to zero.

- THE AMOUNT OF YOUR LIFETIME ANNUAL PAYMENT IS NOT GUARANTEED AND WILL FLUCTUATE BASED ON CONTRACT VALUE PERFORMANCE, SUBJECT TO THE SMOOTHING FEATURE.

- The amount of your Lifetime Annual Payments may be reduced significantly if you experience investment losses prior to beginning Lifetime Annual Payments.

- During a prolonged period of negative investment performance, your Lifetime Annual Payments may be reduced significantly.

- The benefits under the rider cannot be directly or indirectly assigned, collateralized, pledged or securitized in any way. Any such actions will invalidate the rider and allow us to terminate the rider.

- We may terminate this rider based upon the following conditions: Spousal Contract continuation, Covered Life changes and/or annuitization. If we terminate the rider, it cannot be re-elected by you.

- Annuitizing your Contract, whether voluntary or not, will impact and possibly eliminate this benefit.

- Even though the rider is designed to provide living benefits, you should not assume that you will necessarily receive payments for life if you have violated any of the terms of the rider or if you commence taking Partial Withdrawals prior to your Minimum Income Age. Partial Withdrawals taken prior to the Minimum Income Age are not guaranteed to be available throughout your lifetime. Such Partial Withdrawals will reduce (and may even eliminate) the Withdrawal Base otherwise available to establish lifetime benefits.

- This rider may not be appropriate for you if you are interested in maximizing the Contract's potential for long-term accumulation rather than taking current withdrawals and ensuring a stream of income.

-  We may withdraw the rider for new Contract sales at any time.

- Any Excess Withdrawal will trigger a proportionate reduction in your benefit.

- When the Single Life Option is chosen, Spouses may find continuation of the rider to be unavailable or unattractive after the death of the Owner. Continuation of the benefits available in this rider is dependent upon its availability at the time of death of the first Covered Life.

- Not all Annuity Payout Options will provide a stream of income for your lifetime and payments may be less than Lifetime Annual Payments. The amount and duration of an Annuity Payout will depend on the Annuity Payout Option you elect. You should carefully review the Annuity Payout Options available when making your annuitization election.

- The fee for the rider may change at every Contract Anniversary. Please carefully review the maximum fee disclosed in Section 2. Fee Summary.

- IF ENROLLED IN A SYSTEMATIC WITHDRAWAL PROGRAM FOR YOUR LIFETIME ANNUAL PAYMENT, WE WILL AUTOMATICALLY ADJUST PAYMENTS IF YOUR LIFETIME ANNUAL PAYMENT CHANGES.

- We will share data regarding your Contract with our affiliates or designees to help us manage our guarantee obligations under this rider.

- The purchase of the rider may not be appropriate for custodial owned Contracts, Beneficiary or inherited IRAs or Contracts owned by certain types of non-natural entities, including Charitable Trusts. Because these types of owners and many non-natural entities may be required to make certain periodic distributions and those amounts may be different than the withdrawal limits permitted under the rider, you should discuss this with your tax advisor or Financial Intermediary to determine the appropriateness of this benefit. We are not responsible for violations to riders due to your obligation to comply with RMD obligations.

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-  The Lifetime Spending Account is referred to as Variable Lifetime Withdrawal
   Benefit Rider in your Contract.

- ANY PAYMENT OBLIGATION WE MAKE UNDER THE CONTRACT, INCLUDING OPTIONAL WITHDRAWAL BENEFIT PAYMENTS, IS SUBJECT TO OUR FINANCIAL STRENGTH AND CLAIMS-PAYING ABILITY AND OUR LONG-TERM ABILITY TO MAKE SUCH PAYMENTS.


7. ADDITIONAL INFORMATION

A. GLOSSARY

Except as provided elsewhere in this prospectus, the following capitalized terms shall have the meaning ascribed below:

ACCOUNT:  Any of the Sub-Accounts.

ACCUMULATION UNITS: If you allocate your Premium Payment to any of the Sub-Accounts, we will convert Premium Payments into Accumulation Units in the selected Sub-Accounts. Accumulation Units are valued at the end of each Valuation Day and are used to calculate Contract Value prior to Annuitization.

ACCUMULATION UNIT VALUE: The daily price of Accumulation Units on any Valuation Day.

ANNUAL MAINTENANCE FEE: An annual charge deducted on a Contract Anniversary or upon full Surrender.

ANNUITANT:  The person on whose life Annuity Payouts are based.

ANNUITY CALCULATION DATE:  The date we calculate the first Annuity Payout.

ANNUITY COMMENCEMENT DATE: The first day of the first period for which a distribution is received as an Annuity Payout under the Contract.

ANNUITY PAYOUT: The money we pay out after the Annuity Commencement Date for the duration and frequency you select.

ANNUITY PAYOUT OPTION: Any of the options available for payout after the Annuity Commencement Date, the death of the Owner or Annuitant.

ANNUITY SERVICE CENTER: Correspondence, service or transaction requests, and inquiries to P.O. Box 758507 Topeka, Kansas, 66675-8507 or via fax 785-286-6104. Please note: Premium payments must be sent to P.O. Box 758502, Topeka, Kansas, 66675-8502. The overnight mailing address is Mail Zone 507, 5801 SW 6th Avenue, Topeka, Kansas 66636 and should only be used for mail delivered via a courier.

ANNUITY UNIT: The unit of measure we use to calculate the value of your Annuity Payouts under a variable dollar amount Annuity Payout Option.

ANNUITY UNIT VALUE (ANNUV):  The daily price of Annuity Units on any Valuation
Day.

ASSUMED INVESTMENT RETURN (AIR): The rate used in determining the Withdrawal Base and Deferral Bonus Base reset.

ASSUMED INVESTMENT RETURN ADJUSTMENT: A potential reset to the Withdrawal Base and Deferral Bonus Base.

BENEFICIARY: The person(s) entitled to receive benefits pursuant to the terms of the Contract upon the death of any Owner.

CODE:  The Internal Revenue Code of 1986, as amended.

COMMUTED VALUE: The present value of any Annuity Payout due and payable during guaranteed Annuity Payouts. This amount is calculated using the applicable discount rate determined by us for applicable fixed dollar amount Annuity Payouts.

CONTRACT:  The individual annuity contract and any endorsements or riders.

CONTRACT ANNIVERSARY: The anniversary of the date we issued your Contract. If the Contract Anniversary falls on a Non-Valuation Day, then the Contract Anniversary will be the next Valuation Day.

CONTRACT GROWTH:  Contract Value minus Cumulative Adjusted Premium.

CONTRACT OWNER, OWNER OR YOU: The owner or holder of the Contract described in this prospectus including any joint Owner(s). We do not capitalize "you" in the prospectus.

CONTRACT VALUE:  The total value of the Sub-Accounts on any Valuation Day.

CONTRACT YEAR: Any 12 month period between Contract Anniversaries, beginning with the date the Contract was issued.

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COVERED LIFE:  The governing life or lives used for determining the lifetime withdrawal feature under the Optional Withdrawal Benefit.

CUMULATIVE ADJUSTED PREMIUM: An amount initially equal to your initial Premium Payment if the Earnings Protection Death Benefit rider is elected on the contract issue date, or if the rider is elected after the contract issue date, the Contract Value on the rider effective date. Cumulative Adjusted Premium is increased by the dollar amount of subsequent Premium Payments and reduced by the dollar amount of withdrawals in excess of Contract Growth.

CUMULATIVE NET INVESTMENT RETURN: The cumulative change in Contract Value since the last Assumed Investment Return Adjustment. Prior to the first Assumed Investment Return Adjustment, the cumulative changes in Contract Value will be measured since the effective date of the Lifetime Spending Account rider.

DEATH BENEFIT: Except as otherwise provided, the amount payable if any Owner, or Annuitant in the case of a non-natural Owner, dies before the Annuity Commencement Date. Where applicable, your Death Benefit includes the standard or an optional Death Benefit.

DEFERRAL BONUS: A percentage of the Deferral Bonus Base we may add to your Withdrawal Base on each Contract Anniversary during the Deferral Bonus Period.

DEFERRAL BONUS BASE:  The basis for determining the Deferral Bonus.

DEFERRAL BONUS PERIOD: The period during which a Deferral Bonus may be added to either your Withdrawal Base for the Lifetime Spending Account.

DOLLAR COST AVERAGING: A program that allows you to systematically make transfers into Funds.

EARNINGS PROTECTION FACTOR: The factor used in calculating the Earnings Protection Death Benefit. The Earnings Protection Factor is 35% and will not change for your Contract. We may change the Earnings Protection Factor for newly issued contracts.

EXCESS WITHDRAWALS: The portion of any Partial Withdrawal which, on a cumulative basis with all other Partial Withdrawals in a Contract Year, exceeds the Lifetime Annual Payment. Any Partial Withdrawal taken prior to the Minimum Income Age is considered an Excess Withdrawal. Any Partial Withdrawal taken from a Contract that does not have a Lifetime Annual Payment associated with it is considered an Excess Withdrawal. If an Optional Withdrawal Benefit has been elected, any Partial Withdrawal taken to satisfy the Required Minimum Distribution (RMD) requirements, related to this Contract for either one of the calendar years in which the Contract Year occurs, imposed by federal law will not be considered an Excess Withdrawal. Any Partial Withdrawal taken to pay investment advisor fees will not be considered an Excess Withdrawal.

FINANCIAL INTERMEDIARY: The investment professional through whom you purchase your Contract.

FUND: A registered investment company or a series thereof in which assets of a Sub-Account may be invested. We sometimes call the Funds you select Sub-Accounts.

GENERAL ACCOUNT:  The General Account includes our Company assets.

GUARANTEED PAYOUT DURATION: The time period (sometimes referred to as a period certain) specified in Annuity Payout Options Three, Five and Six.

IN GOOD ORDER: Certain transactions require your authorization and completion of requisite forms. Such transactions will not be considered In Good Order unless received by us in our Annuity Service Center or via telephone, facsimile or through an internet transaction. Generally, our request for documentation will be considered In Good Order when we receive all of the requisite information, on the form required by us.

JOINT ANNUITANT: The person on whose life Annuity Payouts are based if the Annuitant dies after Annuitization. You may name a Joint Annuitant only if your Annuity Payout Option provides for a survivor. The Joint Annuitant may not be changed.

LIFETIME ANNUAL PAYMENT: The maximum amount that can be withdrawn each Contract Year under an Optional Withdrawal Benefit.

LIFETIME WITHDRAWAL PERCENTAGE: The percentage of your Withdrawal Base that you may withdraw each Contract Year in the form of a Lifetime Annual Payment.

MINIMUM CONTRACT VALUE: The minimum value your Contract can reach before we have the right to liquidate it. The Minimum Contract Value for your Contract is set forth in your Contract.

MINIMUM INCOME AGE: The Valuation Day when the Covered Life has an attained age of 59 1/2 when the Lifetime Spending Account is elected.

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MODAL ASSUMED INVESTMENT RETURN:  The Assumed Investment Return is 4% annually.
Because we apply the Assumed Investment Return Adjustment daily, we convert the 4% to a daily rate which is your Modal Assumed Investment Return.

NET INVESTMENT FACTOR: This is used to measure the investment performance of a Sub-Account from one Valuation Day to the next.

1933 ACT:  The Securities Act of 1933, as amended.

1934 ACT:  The Securities Exchange Act of 1934, as amended.

1940 ACT:  The Investment Company Act of 1940, as amended.

NON-VALUATION DAY: Any day the New York Stock Exchange is not open for trading.

OPTIONAL BENEFIT:  Earnings Protection Death Benefit or Lifetime Spending
Account.

OPTIONAL WITHDRAWAL BENEFIT:  Lifetime Spending Account.

PAYEE:  The person or party you designate to receive Annuity Payouts.

PARTIAL WITHDRAWAL: Any withdrawal of a portion of your Contract Value. May be subject to charges, if applicable.

PREMIUM OR PREMIUM PAYMENT: Money sent to us to be invested in the Sub-Accounts.

QUARTERLY CONTRACT ANNIVERSARY: Each successive three-month anniversary of the Issue Date of the Contract. If the Quarterly Contract Anniversary falls on a Non-Valuation Day, then the Quarterly Contract Anniversary will be the next Valuation Day.

REMAINING GROSS PREMIUM: Equals the Premium Payments adjusted by Partial Withdrawals.

REQUIRED MINIMUM DISTRIBUTION: A federal requirement that individuals age 70 1/2 and older generally must take a distribution from their tax-qualified retirement account by December 31, each year. For employer sponsored qualified Contracts, the individual must generally begin taking distributions at the age of 70 1/2 or upon retirement, whichever comes later. All withdrawals, including withdrawals related to investment advisor fees, will reduce the Required Minimum distribution for the year.

SMOOTHING: This feature provides a mechanism to limit the year over year change in Lifetime Annual Payments after the first Partial Withdrawal to no more than plus or minus the Smoothing percentage.

SPOUSE:  A person related to an Owner by marriage pursuant to the Code.

SUB-ACCOUNT: A division of the Separate Account containing shares of a Fund. There is a Sub-Account for each Fund. We sometimes call the Funds you select your Sub-Account.

SUB-ACCOUNT VALUE: The value of each Sub-Account on or before the Annuity Calculation Date, which is determined on any day by multiplying the number of Accumulation Units by the Accumulation Unit Value for each Sub-Account.

SURRENDER:  A complete withdrawal from your Contract.

SURRENDER VALUE: The amount we pay you if you terminate your Contract before the Annuity Commencement Date. The Surrender Value is equal to the Contract Value minus any applicable charges and Premium Tax (subject to rounding).

VALUATION DAY: Every day the New York Stock Exchange is open for trading. Values of the Separate Account are determined as of the close of the New York Stock Exchange. The New York Stock Exchange generally closes at 4:00 p.m. Eastern Time but may close earlier on certain days and as conditions warrant.

VALUATION PERIOD: The time span between the close of trading on the New York Stock Exchange from one Valuation Day to the next.

WE, US OR OUR:  Forethought Life Insurance Company.

WITHDRAWAL BASE: The amount used to determine the Lifetime Annual Payment under an Optional Withdrawal Benefit.

YOU: The Owner including any joint Owner(s). We do not capitalize "you" or "your" in this prospectus.


B. STATE VARIATIONS

The following section describes modifications to this prospectus required by one or more state insurance departments as of the date of this prospectus. Unless otherwise noted, variations apply to all forms of Contracts we issue. References to certain state's variations do not imply that we actually offer Contracts in each such state. These variations are subject to change without notice and additional variations may be imposed as specific states approve new riders.



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ARIZONA, ARKANSAS, CALIFORNIA, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA,
FLORIDA, MONTANA, NORTH DAKOTA, SOUTH DAKOTA -- The default annuitization option is Annuity Payout Option 1 -- Life Annuity with Cash Refund. The Minimum Contract Value may be increased after the contract is issued.

CALIFORNIA -- The Annuitant may not be changed at any time if the Owner is a non-natural person, unless the non-natural person is a transferee of a natural person. The Contract Maturity Date is based on the Owner's age (or Annuitant's age for a non-natural Owner) in effect on the issue date of the Contract.


C. LEGAL PROCEEDINGS

There continues to be significant federal and state regulatory activity relating to financial services companies. We are subject to various legal proceedings and claims incidental to or arising in the ordinary course of our business. In the future, we may be subject to additional lawsuits, arbitration proceedings and/or regulatory/legal proceedings. While it is not possible to predict with certainty the ultimate outcome of any pending or future case, legal proceeding or regulatory action, we do not expect the ultimate result of any of our known legal proceedings or claims to result in a material adverse effect on the Company or its Separate Account. Nonetheless, given the indeterminate amounts sought in certain of these proceedings, and the inherent unpredictability of litigation, an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows.


D. HOW CONTRACTS ARE SOLD

We have entered into a distribution agreement with our affiliate Forethought Distributors, LLC under which it serves as the principal underwriter for the Contracts, which are offered on a continuous basis. Forethought Distributors, LLC is registered with the Securities and Exchange Commission under the 1934 Act as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The principal business address of Forethought Distributors, LLC is 82 Hopmeadow Street, Suite 200, Simsbury, CT 06089. Forethought Distributors, LLC has entered into selling agreements with affiliated and unaffiliated broker-dealers for the sale of the Contracts. Forethought Distributors, LLC in its role as Principal Underwriter, did not receive, and therefore did not retain any underwriting commissions for the fiscal year ended December 31, 2014 with regard to the Contracts. Contracts will be sold by investment advisors who have been appointed by us as insurance agents and who are investment professionals. Each investment advisor is affiliated with one of the selling broker-dealers. We may also make the Contracts available through independent investment advisors.

We list below types of arrangements that help to incentivize sales representatives to sell our suite of variable annuities. Not all arrangements necessarily affect each variable annuity. These types of arrangements could create an incentive for the selling firm or its sales representative to recommend or sell this Contract to you. You may wish to take such incentives into account when considering and evaluating any recommendations relating to this Contract.

Affiliated broker-dealers also employ individuals called wholesalers in the sales process, who provide sales support and training to sales representatives. Wholesalers typically receive commissions based on the type of Contract or Optional Benefits sold. Commissions are based on a specified amount of Premium Payments or Contract Value.

-  COMMISSIONS

We do not pay Commissions to the selling broker-dealers or investment advisors who sell this Contract. Your investment advisor is paid by you pursuant to the investment advisory agreement you entered into.

You should check with your investment advisor to verify whether your account is a brokerage or an advisory account. Your interests may differ from ours and the selling firm with which your investment advisor is associated. Please ask questions to make sure you understand your rights and any potential conflicts of interest.

Under certain circumstances, as discussed immediately below under "Additional Payments," your investment advisor's associated selling firm may receive payments from us based on what you buy. Therefore, our profits and the payments we make to the associated selling firm may vary by product and over time. Speak with your investment advisor or an appropriate person at his/her associated selling firm with whom you can discuss these differences and inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm.

-  ADDITIONAL PAYMENTS

Subject to FINRA and broker-dealer rules, we or our affiliates also pay the following types of fees to, among other things, encourage the sale of this Contract. These additional payments could create an incentive for your Financial Intermediary, and the broker-dealer with which they are associated, to recommend products that pay them more than others, which may not necessarily be to your benefit. All or a portion of the payments we make to broker-dealers may be passed on to Financial Intermediaries according to a broker-dealer's internal compensation practices.



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

ADDITIONAL
PAYMENT TYPE                                                            WHAT IT'S USED FOR
------------------------------------------------------------------------------------------------------------------------------------
Access                   Access to Financial Intermediaries and/or broker-dealers such as one-on-one wholesaler visits or attendance at national sales meetings or similar events.

------------------------------------------------------------------------------------------------------------------------------------
Gifts & Entertainment    Occasional meals and entertainment, tickets to sporting events and other gifts.

------------------------------------------------------------------------------------------------------------------------------------
Marketing                Joint marketing campaigns and/or broker-dealer event advertising/participation; sponsorship of broker-
                         dealer sales contests and/or promotions in which participants (including Financial Intermediaries)
                         receive prizes such as travel Awards, merchandise and recognition; client generation expenses.

------------------------------------------------------------------------------------------------------------------------------------
Marketing Expense        Pay Fund related parties for wholesaler support, training and marketing activities for certain Funds.
Allowances

------------------------------------------------------------------------------------------------------------------------------------
Support                  Sales support through such things as providing hardware and software, operational and systems inte-
                         gration, links to our website from a broker-dealer's websites; shareholder services (including sub-
                         accounting sponsorship of broker-dealer due diligence meetings; and/or expense allowances and reimbursements).

------------------------------------------------------------------------------------------------------------------------------------
Training                 Educational (due diligence), sales or training seminars, conferences and programs, sales and service desk training, and/or client or prospect seminar sponsorships.

------------------------------------------------------------------------------------------------------------------------------------
Visibility               Inclusion of our products on a broker-dealer's preferred list; participation in, or visibility at, national and regional conferences; and/or articles in broker-dealer publications highlighting our products and services.

------------------------------------------------------------------------------------------------------------------------------------
Volume                   Pay for the overall volume of their sales or the amount of money investing in our products.

------------------------------------------------------------------------------------------------------------------------------------

As of December 31, 2014, we have entered into ongoing contractual arrangements to make Additional Payments to the following broker-dealers for our suite of variable annuities: AIG Advisor Group, Inc.; American Prosperity Group; Arvest Asset Management; BBVA Compass Investment Solutions, Inc.; Broker Dealer Financial Services Corp; Cambridge Investment Research, Inc.; Capital Investment Companies; Centaurus Financial, Inc.; CFD Investments; Commerce Brokerage Services; Commonwealth Financial Network; Corecap Investments; Fifth Third Bank; Fifth Third Securities; First Citizens Investor Services; FSC Securities Corporation; FTB Advisors Inc.; Geneos Wealth Management, Inc.; Harvest Capital, LLC; HD Vest Investment Services; The Huntington Investment Company; Independent Financial Group; Investacorp; Investment Professionals Inc.; Janney Montgomery Scott LLC; JJB Hilliard, WL Lyons LLC; JW Cole Financial; Key Investment Services; Lincoln Financial Advisors Corporation; Lincoln Financial Securities Corporation; LPL Financial LLC; Morgan Stanley Smith Barney LLC; Packerland Brokerage Services; Parkland Securities; People's Securities; Questar Capital Corp; Raymond James & Associates, Inc.; Raymond James Financial Services, Inc.; RBC Capital Markets, LLC; Robert W Baird & Co Inc.; Regions Investment Services, Inc.; Royal Alliance Associates, Inc.; SagePoint Financial, Inc.; Securities America; Sigma Financial Corp; SunTrust Bank; TFS Securities Inc.; Transamerica Financial Advisors, Inc.; Triad Advisors; UBS Financial Services Insurance Agency Inc.; United Capital Management of Kansas; U.S. Bancorp Investments, Inc.; VOYA Financial Advisors, Inc.; VSR Financial Services, Inc.; Woodbury Financial Services; WRP Investments, Inc.; Wunderlich Securities.

Inclusion on this list does not imply that these sums necessarily constitute "special cash compensation" as defined by FINRA Conduct Rule 2830(l)(4). We will endeavor to update this listing annually and interim arrangements may not be reflected. We assume no duty to notify any investor whether their Financial Intermediary is or should be included in any such listing.

As of December 31, 2014, we have entered into arrangements to pay Marketing Expense Allowances to the following Fund Companies (or affiliated parties) for our suite of variable annuities: AIG Advisor Group, Inc.; BBVA Compass Investment Solutions, Inc.; Cambridge Investment Research, Inc.; Capital Investment Companies; CFD Investments; Commonwealth Financial Network; Corecap Investments; FSC Securities Corporation; Geneos Wealth Management, Inc.; Harvest Capital, LLC; The Huntington Investment Company; Investacorp; Investment Professionals Inc.; Janney Montgomery Scott LLC; JJB Hilliard, WL Lyons LLC; Key Investment Services; Lincoln Financial Advisors Corporation; Lincoln Financial Securities Corporation; LPL Financial LLC; Morgan Stanley Smith Barney LLC; RBC Capital Markets, LLC; Royal Alliance Associates, Inc.; SagePoint Financial, Inc.; Securities America; TFS Securities Inc.; Transamerica Financial Advisors, Inc.; Triad Advisors; UBS Financial Services Insurance Agency Inc.; U.S. Bancorp Investments, Inc.; VOYA Financial Advisors, Inc.; VSR Financial Services, Inc.; Woodbury Financial Services.

For the fiscal year ended December 31, 2014, Additional Payments did not in the aggregate exceed approximately $2,182,132 (excluding corporate-sponsorship related perquisites and Marketing Expense Allowances) or approximately 0.12% of average total individual variable annuity assets. Marketing Expense Allowances for this period did not exceed $499,775 or approximately 0.03% of the Premium Payments invested in a particular Fund during this period. Broker-dealers that received Additional Payments in 2014, but do not have an ongoing contractual relationship, are listed in the Statement of Additional Information.



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No specific charge is assessed directly to Owners to cover commissions or payments made in connection with the sales of the Contracts, Additional Payments or Marketing Expense Allowances described above. We do intend to recoup the sales expenses and incentives we pay, however, through fees and charges deducted under the Contract and other revenue-sharing arrangements.


E. DELAY OF PAYMENT AND TRANSFERS

If, pursuant to SEC rules, the Invesco V.I. Money Market Fund suspends payment of redemption proceeds in connection with a liquidation of such Fund, we will delay payment of any transfer, Partial Withdrawal, full Surrender, or Death Benefit from the Invesco V.I. Money Market Fund until the Fund is liquidated.

If you have submitted a check or draft, we have the right to defer payment of Partial Withdrawals, full Surrenders, Death Benefit proceeds, or payments under a settlement option until such check or draft has been honored.

In addition, federal laws designed to counter terrorism and prevent money laundering by criminals might require us to reject a Premium Payment and/or "freeze" an Owner's account. If these laws apply in a particular situation, we would not be able to pay any request for Partial Withdrawals, full Surrenders, or Death Benefits, make transfers or continue making annuity payments absent instructions from the appropriate federal regulator. We may also be required to provide information about you and your Contract to government agencies or departments.


8. FEDERAL TAX CONSIDERATIONS

A. INTRODUCTION

The following summary of tax rules does not provide or constitute any tax advice. It provides only a general discussion of certain of the expected federal income tax consequences with respect to amounts contributed to, invested in or received from a Contract, based on our understanding of the existing provisions of the Internal Revenue Code ("Code"), Treasury Regulations thereunder, and public interpretations thereof by the IRS (e.g., Revenue Rulings, Revenue Procedures or Notices) or by published court decisions. This summary discusses only certain federal income tax consequences to United States Persons, and does not discuss state, local or foreign tax consequences. The term United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships, trust or estates that are subject to United States federal income tax, regardless of the source of their income. See "Annuity Purchases by Nonresident Aliens and Foreign Corporations," regarding annuity purchases by non-U.S. Persons or residents.

This summary has been prepared by us after consultation with tax counsel, but no opinion of tax counsel has been obtained. We do not make any guarantee or representation regarding any tax status (e.g., federal, state, local or foreign) of any Contract or any transaction involving a Contract. In addition, there is always a possibility that the tax treatment of an annuity contract could change by legislation or other means (such as regulations, rulings or judicial decisions). Moreover, it is always possible that any such change in tax treatment could be made retroactive (that is, made effective prior to the date of the change). Accordingly, you should consult a qualified tax advisor for complete information and advice before purchasing a Contract.

In addition, although this discussion addresses certain tax consequences if you use the Contract in various arrangements, including Charitable Remainder Trusts, tax-qualified retirement arrangements, deferred compensation plans, split-dollar insurance arrangements, or other employee benefit arrangements, this discussion is not exhaustive. The tax consequences of any such arrangement may vary depending on the particular facts and circumstances of each individual arrangement and whether the arrangement satisfies certain tax qualification or classification requirements. In addition, the tax rules affecting such an arrangement may have changed recently, e.g., by legislation or regulations that affect compensatory or employee benefit arrangements. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which to you depends in part on its tax consequences, you should consult a qualified tax advisor regarding the tax treatment of the proposed arrangement and of any Contract used in it.

The federal, as well as state and local, tax laws and regulations require the Company to report certain transactions with respect to your contract (such as an exchange of or a distribution from the contract) to the Internal Revenue Service and state and local tax authorities, and generally to provide you with a copy of what was reported. This copy is not intended to supplant your own records. It is your responsibility to ensure that what you report to the Internal Revenue Service and other relevant taxing authorities on your income tax returns is accurate based on your books and records. You should review whatever is reported to the taxing authorities by the Company against your own records, and in consultation with your own tax advisor, and should notify the Company if you find any discrepancies in case corrections have to be made.

THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. SPECIAL TAX RULES MAY APPLY WITH RESPECT TO CERTAIN SITUATIONS THAT ARE NOT DISCUSSED HEREIN. EACH POTENTIAL PURCHASER OF A CONTRACT IS ADVISED TO CONSULT WITH A QUALIFIED TAX ADVISOR AS TO THE CONSEQUENCES OF ANY AMOUNTS INVESTED IN A CONTRACT UNDER APPLICABLE FEDERAL, STATE, LOCAL OR FOREIGN TAX LAW.

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B. TAXATION OF THE COMPANY AND THE SEPARATE ACCOUNT

The Separate Account is taxed as part of the Company which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. The Company is entitled to certain tax benefits related to the investment of company assets, including assets of the Separate Account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you since the Company is the owner of the assets from which the tax benefits are derived.

C. TAXATION OF ANNUITIES -- GENERAL PROVISIONS AFFECTING CONTRACTS NOT HELD IN TAX-QUALIFIED RETIREMENT PLANS

Section 72 of the Code governs the taxation of annuities in general.

    1. NON-NATURAL PERSONS AS OWNERS
Pursuant to Code Section 72(u), an annuity contract held by a taxpayer other than a natural person generally is not treated as an annuity contract under the Code. Instead, such a non-natural Owner generally could be required to include in gross income currently for each taxable year the excess of (a) the sum of the Contract Value as of the close of the taxable year and all previous distributions under the Contract over (b) the sum of net premiums paid for the taxable year and any prior taxable year and the amount includable in gross income for any prior taxable year with respect to the Contract under Section 72(u). However, Section 72(u) does not apply to:

- A contract the nominal owner of which is a non-natural person but the beneficial owner of which is a natural person (e.g., where the non-natural owner holds the contract as an agent for the natural person),

- A contract acquired by the estate of a decedent by reason of such decedent's death,

- Certain contracts acquired with respect to tax-qualified retirement arrangements,

- Certain contracts held in structured settlement arrangements that may qualify under Code Section 130, or

- A single premium immediate annuity contract under Code Section 72(u)(4), which provides for substantially equal periodic payments and an annuity starting date that is no later than 1 year from the date of the contract's purchase.

A non-natural Owner that is a tax-exempt entity for federal tax purposes (e.g., a tax-qualified retirement trust or a Charitable Remainder Trust) generally would not be subject to federal income tax as a result of such current gross income under Code Section 72(u). However, such a tax-exempt entity, or any annuity contract that it holds, may need to satisfy certain tax requirements in order to maintain its qualification for such favorable tax treatment. See, e.g., IRS Tech. Adv. Memo. 9825001 for certain Charitable Remainder Trusts.

Pursuant to Code Section 72(s), if the Owner is a non-natural person, the primary annuitant is treated as the "holder" in applying the required distribution rules described below. These rules require that certain distributions be made upon the death of a "holder." In addition, for a non-natural owner, a change in the primary annuitant is treated as the death of the "holder." However, the provisions of Code Section 72(s) do not apply to certain contracts held in tax-qualified retirement arrangements or structured settlement arrangements.

    2. OTHER OWNERS (NATURAL PERSONS).
A Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

        A.   AMOUNTS RECEIVED AS AN ANNUITY

Contract payments made periodically at regular intervals over a period of more than one full year, such that the total amount payable is determinable from the start ("amounts received as an annuity") are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the allocable "investment in the contract" to the total amount of the payments to be made after the start of the payments (the "exclusion ratio") under Section 72 of the Code. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract." The start of the payments may be the Annuity Commencement Date, or may be an annuity starting date assigned should any portion less than the full Contract be converted to periodic payments from the Contract (Annuity
Payouts).

    i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the allocated investment in the contract for the Annuity Payout, any additional payments (including surrenders) will be entirely includable in gross income.

    ii. To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract". It is unclear what value should be used in determining the "income on the contract." We believe that the "income on the contract" does not include some measure of the value of certain future cash-value type benefits, but the IRS could take a contrary position and include such value in determining the "income on the contract".



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    iii. Under Section 72(a)(2) of the Code, if any amount is received as an annuity (i.e., as one of a series of periodic payments at regular intervals over more than one full year) for a period of 10 or more years, or during one or more lives, under any portion of an annuity, endowment, or life insurance contract, then that portion of the contract shall be treated as a separate contract with its own annuity starting date (otherwise referred to as a partial annuitization of the contract). This assigned annuity starting date for the new separate contract can be different from the original Annuity Commencement Date for the Contract. Also, for purposes of applying the exclusion ratio for the amounts received under the partial annuitization, the investment in the contract before receiving any such amounts shall be allocated pro rata between the portion of the Contract from which such amounts are received as an annuity and the portion of the Contract from which amounts are not received as an annuity. These provisions apply to payments received in taxable years beginning after December 31, 2010.

        B. AMOUNTS NOT RECEIVED AS AN ANNUITY (INCLUDING PAYMENTS YOU AUTHORIZE US TO MAKE TO YOUR INVESTMENT ADVISOR)

    i. To the extent that the "cash value" of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

    ii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a Surrender or Partial Withdrawal), which is non-periodic and not part of a partial annuitization, is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" is computed by reference to the aggregation rule described in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract," and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

    iii. Generally, non-periodic amounts received or deemed received after the Annuity Commencement Date (or after the assigned annuity starting date for a partial annuitization) are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph 2.c. may apply).

    iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph 2.b. and the previous subparagraph 2.a.

    v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph 2.b. and the previous subparagraph 2.a. This transfer rule does not apply, however, to certain transfers of property between Spouses or incident to divorce.

    vi. In general, any amount actually received under the Contract as a Death Benefit, including an optional Death Benefit, if any, will be treated as an amount received for purposes of this subparagraph 2.b. and the previous subparagraph 2.

        C.   AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.

Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same owner within the same calendar year (other than certain contracts held in connection with tax-qualified retirement arrangements) will be aggregated and treated as one annuity contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new contract for this purpose. We believe that for any Contracts subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will be treated first as withdrawals of income until all of the income from all such Contracts is withdrawn. In addition, the Treasury Department has specific authority under the aggregation rules in Code Section 72(e)(12) to issue regulations to prevent the avoidance of the income-out-first rules for non-periodic distributions through the serial purchase of annuity contracts or otherwise. As of the date of this prospectus, there are no regulations interpreting these aggregation provisions.

        D. 10% PENALTY TAX -- APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY PAYMENTS.

    i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), including payments to your investment advisor in connection with investment advisory fees related to this Contract, the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

    ii. The 10% penalty tax will not apply to the following distributions:

        1. Distributions made on or after the date the taxpayer has attained the age of 59 1/2.



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        2.   Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

        3.   Distributions attributable to a taxpayer becoming disabled.

        4. A distribution that is part of a scheduled series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer (or the joint lives or life expectancies of the taxpayer and the taxpayer's designated Beneficiary).

        5. Distributions made under certain annuities issued in connection with structured settlement agreements.

        6. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

        7. Distributions purchased by an employer upon termination of certain qualified plans and held by the employer until the employee separates from service.

If the taxpayer avoids this 10% penalty tax by qualifying for the substantially equal periodic payments exception and later such series of payments is modified (other than by death or disability), the 10% penalty tax will be applied retroactively to all the prior periodic payments (i.e., penalty tax plus interest thereon), unless such modification is made after both (a) the taxpayer has reached age 59 1/2 and (b) 5 years have elapsed since the first of these periodic payments.

        E. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.

If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come (1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and (4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income. In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph e.

        F.   REQUIRED DISTRIBUTIONS

    i.  Death of Owner or Primary Annuitant

        Subject to the alternative election or Spouse beneficiary provisions in ii or iii below:

        1. If any Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

        2. If any Owner dies before the Annuity Commencement Date, the entire interest in the Contract shall be distributed within 5 years after such death; and

        3. If the Owner is not an individual, then for purposes of 1. or 2. above, the primary annuitant under the Contract shall be treated as the Owner, and any change in the primary annuitant shall be treated as the death of the Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

    ii. Alternative Election to Satisfy Distribution Requirements

        If any portion of the interest of a Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. Such distributions must begin within a year of the Owner's death.

    iii. Spouse Beneficiary

        If any portion of the interest of a Owner is payable to or for the benefit of his or her Spouse, and the Annuitant is living, such Spouse shall be treated as the Owner of such portion for purposes of Section
        i. above. This Spousal Contract continuation shall apply only once for this Contract.



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        G.   ADDITION OF RIDER OR MATERIAL CHANGE.

The addition of a rider to the Contract, or a material change in the Contract's provisions, could cause it to be considered newly issued or entered into for tax purposes, and thus could cause the Contract to lose certain grandfathered tax status. Please contact your tax advisor for more information.

        H.   PARTIAL EXCHANGES.

The IRS, in Rev. Rul. 2003-76, confirmed that the owner of an annuity contract can direct its insurer to transfer a portion of the contract's cash value directly to another annuity contract (issued by the same insurer or by a different insurer), and such a direct transfer can qualify for tax-free exchange treatment under Code Section 1035 (a "partial exchange").

The IRS issued additional guidance, Rev. Proc. 2011-38, that addresses partial exchanges. Rev. Proc. 2011-38 modifies and supersedes Rev. Proc. 2008-24 and applies to the direct transfer of a portion of the cash surrender value of an existing annuity contract for a second annuity contract, regardless of whether the two annuity contracts are issued by the same or different companies and is effective for transfers that are completed on or after October 24, 2011. The Rev. Proc. does not apply to transactions to which the rules for partial annuitization under Code Section 72(a)(2) apply.

Under Rev. Proc. 2011-38, a transfer within the scope of the Rev. Proc. will be treated as a tax-free exchange under Section 1035 if no amount, other than an amount received as an annuity for a period of 10 years or more or during one or more lives, is received under either the original contract or the new contract during the 180 days beginning on the date of the transfer (in the case of a new contract, the date the contract is placed in-force). A subsequent direct transfer of all or a portion of either contract is not taken into account for purposes of this characterization if the subsequent transfer qualifies (or is intended to qualify) as a tax-free exchange under Code Section 1035.

If a transfer falls within the scope of the Rev. Proc. but is not described above (for example -- if a distribution is made from either contract within the 180 day period), the transfer will be characterized in a manner consistent with its substance, based on general tax principles and all the facts and circumstances. The IRS will not require aggregation (under Code Section 72(e)(12)) of an original, pre-existing contract with a second contract that is the subject of a tax-free exchange, even if both contracts are issued by the same insurance company, but will instead treat the contracts as separate annuity contracts. The applicability of the IRS's partial exchange guidance to the splitting of an annuity contract is not clear. You should consult with a qualified tax advisor as to potential tax consequences before attempting any partial exchange or split of annuity contracts.

    3.  DIVERSIFICATION REQUIREMENTS.
The Code requires that investments supporting your Contract be adequately diversified. Code Section 817(h) provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or Fund are not adequately diversified. If a contract is not treated as an annuity contract, the Owner will be subject to income tax on annual increases in cash value.

The Treasury Department's diversification regulations under Code Section 817(h) require, among other things, that:

- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

-  no more than 70% is represented by any two investments,

-  no more than 80% is represented by any three investments and

-  no more than 90% is represented by any four investments.

In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the insurer or the Owner must agree to make adjustments or pay such amounts as may be required by the IRS for the period during which the diversification requirements were not met.

Fund shares may also be sold to tax-qualified plans pursuant to an exemptive order and applicable tax laws. If Fund shares are sold to non-qualified plans, or to tax-qualified plans that later lose their tax-qualified status, the affected Funds may fail the diversification requirements of Code Section 817(h), which could have adverse tax consequences for Owners with premiums allocated to affected Funds.



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    4. TAX OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT.
In order for a variable annuity contract to qualify for tax income deferral, assets in the separate account supporting the contract must be considered to be owned by the insurance company, and not by the Owner, for tax purposes. The IRS has stated in published rulings that a variable Owner will be considered the "owner" of separate account assets for income tax purposes if the Owner possesses sufficient incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In circumstances where the variable Owner is treated as the "tax owner" of certain separate account assets, income and gain from such assets would be includable in the variable Owner's gross income. The Treasury Department indicated in 1986 that it would provide guidance on the extent to which Owners may direct their investments to particular Sub-Accounts without being treated as tax owners of the underlying shares. Although no such regulations have been issued to date, the IRS has issued a number of rulings that indicate that this issue remains subject to a facts and circumstances test for both variable annuity and life insurance contracts.

Rev. Rul. 2003-92, amplified by Rev. Rul. 2007-7, indicates that, where interests in a partnership offered in an insurer's separate account are not available exclusively through the purchase of a variable insurance contract (e.g., where such interests can be purchased directly by the general public or others without going through such a variable contract), such "public availability" means that such interests should be treated as owned directly by the Owner (and not by the insurer) for tax purposes, as if such Owner had chosen instead to purchase such interests directly (without going through the variable contract). None of the shares or other interests in the fund choices offered in our Separate Account for your Contract are available for purchase except through an insurer's variable contracts or by other permitted entities.

Rev. Rul. 2003-91 indicates that an insurer could provide as many as 20 fund choices for its variable Owners (each with a general investment strategy, e.g., a small company stock fund or a special industry fund) under certain circumstances, without causing such a Owner to be treated as the tax owner of any of the Fund assets. The ruling does not specify the number of fund options, if any, that might prevent a variable Owner from receiving favorable tax treatment. As a result, although the owner of a Contract has more than 20 fund choices, we believe that any owner of a Contract also should receive the same favorable tax treatment. However, there is necessarily some uncertainty here as long as the IRS continues to use a facts and circumstances test for investor control and other tax ownership issues. Therefore, we reserve the right to modify the Contract as necessary to prevent you from being treated as the tax owner of any underlying assets.

D. FEDERAL INCOME TAX WITHHOLDING

The portion of an amount received under a Contract that is taxable gross income to the Payee is also subject to federal income tax withholding, pursuant to Code Section 3405, which requires the following:

   1. Non-Periodic Distributions. The portion of a non-periodic distribution that is includable in gross income is subject to federal income tax withholding unless an individual elects not to have such tax withheld ("election out"). We will provide such an "election out" form at the time such a distribution is requested. If the necessary "election out" form is not submitted to us in a timely manner, generally we are required to withhold 10 percent of the includable amount of distribution and remit it to the IRS.

   2. Periodic Distributions (payable over a period greater than one year). The portion of a periodic distribution that is includable in gross income is generally subject to federal income tax withholding as if the Payee were a married individual claiming 3 exemptions, unless the individual elects otherwise. An individual generally may elect out of such withholding, or elect to have income tax withheld at a different rate, by providing a completed election form. We will provide such an election form at the time such a distribution is requested. If the necessary "election out" forms are not submitted to us in a timely manner, we are required to withhold tax as if the recipient were married claiming 3 exemptions, and remit this amount to the IRS.

Generally no "election out" is permitted if the distribution is delivered outside the United States and any possession of the United States. Regardless of any "election out" (or any amount of tax actually withheld) on an amount received from a Contract, the Payee is generally liable for any failure to pay the full amount of tax due on the includable portion of such amount received. A Payee also may be required to pay penalties under estimated income tax rules, if the withholding and estimated tax payments are insufficient to satisfy the Payee's total tax liability.

E. ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and mandatory withholding on U.S. source taxable annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to us. If withholding applies, we are required to withhold tax at the 30% rate, or a lower treaty rate if applicable, and remit it to the IRS. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence.

F. ESTATE, GIFT AND GENERATION-SKIPPING TAX AND RELATED TAX CONSIDERATIONS

Any amount payable upon a Owner's death, whether before or after the Annuity Commencement Date, is generally includable in the Owner's estate for federal estate tax purposes. Similarly, prior to the Owner's death, the payment of any amount from the Contract, or


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the transfer of any interest in the Contract, to a beneficiary or other person for less than adequate consideration may have federal gift tax consequences. In addition, any transfer to, or designation of, a non-Spouse beneficiary who either is (1) 37 1/2 or more years younger than a Owner or (2) a grandchild (or more remote further descendent) of a Owner may have federal generation-skipping-transfer ("GST") tax consequences under Code Section 2601. Regulations under Code Section 2662 may require us to deduct any such GST tax from your Contract, or from any applicable payment, and pay it directly to the IRS. However, any federal estate, gift or GST tax payment with respect to a Contract could produce an offsetting income tax deduction for a beneficiary or transferee under Code Section 691(c) (partially offsetting such federal estate or GST tax) or a basis increase for a beneficiary or transferee under Code
Section 691(c) or Section 1015(d). In addition, as indicated above in "Distributions Prior to the Annuity Commencement Date," the transfer of a Contract for less than adequate consideration during the Owner's lifetime generally is treated as producing an amount received by such Owner that is subject to both income tax and the 10% penalty tax. To the extent that such an amount deemed received causes an amount to be includable currently in such Owner's gross income, this same income amount could produce a corresponding increase in such Owner's tax basis for such Contract that is carried over to the transferee's tax basis for such Contract under Code Section 72(e)(4)(C)(iii) and Section 1015.

G. TAX DISCLOSURE OBLIGATIONS

In some instances certain transactions must be disclosed to the IRS or penalties could apply. See, for example, IRS Notice 2004-67. The Code also requires certain "material advisors" to maintain a list of persons participating in such "reportable transactions," which list must be furnished to the IRS upon request. It is possible that such disclosures could be required by The Company, the Owner(s) or other persons involved in transactions involving annuity contracts. It is the responsibility of each party, in consultation with their tax and legal advisors, to determine whether the particular facts and circumstances warrant such disclosures.

H. MEDICARE TAX

Beginning in 2013, distributions from non-qualified annuity policies will be considered "investment income" for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.


INFORMATION REGARDING IRAS

This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by IRAs. State income tax rules applicable to IRAs may differ from federal income tax rules, and this summary does not describe any of these differences. Because of the complexity of the tax rules, owners and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

1. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS").

In addition to "traditional" IRAs governed by Code Sections 408(a) and (b) ("Traditional IRAs"), there are Roth IRAs governed by Code Section 408A, SEP IRAs governed by Code Section 408(k), and SIMPLE IRAs governed by Code Section 408(p). Also, Qualified Plans under Code Section 401, 403(b) or 457(b) may elect to provide for a separate account or annuity contract that accepts after-tax employee contributions and is treated as a "Deemed IRA" under Code
Section 408(q), which is generally subject to the same rules and limitations as Traditional IRAs. Contributions to each of these types of IRAs are subject to differing limitations. The following is a very general description of each type of IRA for which a Contract is available.

    a.   TRADITIONAL IRAS

Traditional IRAs are subject to limits on the amounts that may be contributed each year, the persons who may be eligible, and the time when minimum distributions must begin. Depending upon the circumstances of the individual, contributions to a Traditional IRA may be made on a deductible or non-deductible basis. Failure to make required minimum distributions ("RMDs") when the Owner reaches age 70 1/2 or dies, as described below, may result in imposition of a 50% penalty tax on any excess of the RMD amount over the amount actually distributed. In addition, any amount received before the Owner reaches age 59 1/2 or dies is subject to a 10% penalty tax on premature distributions, unless a special exception applies, as described below. Under Code Section 408(e), an IRA may not be used for borrowing (or as security for any loan) or in certain prohibited transactions, and such a transaction could lead to the complete tax disqualification of an IRA.

You (or your surviving spouse if you die) may rollover funds tax-free from certain existing Qualified Plans (such as proceeds from existing insurance contracts, annuity contracts or securities) into a Traditional IRA under certain circumstances, as indicated below. In addition, under Code Section 402(c)(11) a non-spouse "designated beneficiary" of a deceased Plan participant may make a tax-free "direct rollover" (in the form of a direct transfer between Plan fiduciaries, as described below in "Rollover Distributions") from certain Qualified Plans to a Traditional IRA for such beneficiary, but such Traditional IRA must be designated and treated as an "inherited IRA" that remains subject to applicable RMD rules (as if such IRA had been inherited from the deceased Plan participant).



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IRAs generally may not invest in life insurance contracts. However, an annuity contract that is used as an IRA may provide a death benefit that equals the greater of the premiums paid or the contract's cash value. The Contract offers an enhanced death benefit that may exceed the greater of the Contract Value or total premium payments. The tax rules are unclear as to what extent an IRA can provide a death benefit that exceeds the greater of the IRA's cash value or the sum of the premiums paid and other contributions into the IRA. Please note that the IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as an IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

    b.  SEP IRAS

Code Section 408(k) provides for a Traditional IRA in the form of an employer-sponsored defined contribution plan known as a Simplified Employee Pension ("SEP") or a SEP IRA. A SEP IRA can have employer contributions, and in limited circumstances employee and salary reduction contributions, as well as higher overall contribution limits than a Traditional IRA, but a SEP is also subject to special tax-qualification requirements (e.g., on participation, nondiscrimination and withdrawals) and sanctions. Otherwise, a SEP IRA is generally subject to the same tax rules as for a Traditional IRA, which are described above. Please note that the IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as an IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

    c.  SIMPLE IRAS

SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Code Section 408(p), under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10 percent penalty tax, which is increased to 25.

    d.  ROTH IRAS

Code Section 408A permits eligible individuals to establish a Roth IRA. Contributions to a Roth IRA are not deductible, but withdrawals of amounts contributed and the earnings thereon that meet certain requirements are not subject to federal income tax. In general, Roth IRAs are subject to limitations on the amounts that may be contributed by the persons who may be eligible to contribute, certain Traditional IRA restrictions, and certain RMD rules on the death of the Owner. Unlike a Traditional IRA, Roth IRAs are not subject to RMD rules during the Owner's lifetime. Generally, however, upon the Owner's death the amount remaining in a Roth IRA must be distributed by the end of the fifth year after such death or distributed over the life expectancy of a designated beneficiary. The Owner of a Traditional IRA or other qualified plan assets may convert a Traditional IRA into a Roth IRA under certain circumstances. The conversion of a Traditional IRA or other qualified plan assets to a Roth IRA will subject the fair market value of the converted Traditional IRA to federal income tax in the year of conversion. In addition to the amount held in the converted Traditional IRA, the fair market value may include the value of additional benefits provided by the annuity contract on the date of conversion, based on reasonable actuarial assumptions. Tax-free rollovers from a Roth IRA can be made only to another Roth IRA under limited circumstances, as indicated below. Distributions from eligible Qualified Plans can be "rolled over" directly (subject to tax) into a Roth IRA under certain circumstances. Anyone considering the purchase of a Qualified Contract as a Roth IRA or a "conversion" Roth IRA should consult with a qualified tax advisor. Please note that the Roth IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as a Roth IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

5. TAXATION OF AMOUNTS RECEIVED FROM IRAS

Except under certain circumstances in the case of Roth IRAs or Roth accounts in certain Qualified Plans, amounts received from Qualified Contracts or Plans generally are taxed as ordinary income under Code Section 72, to the extent that they are not treated as a tax-free recovery of after-tax contributions or other "investment in the contract." For annuity payments and other amounts received after the Annuity Commencement Date from a Qualified Contract or Plan, the tax rules for determining what portion of each amount received represents a tax-free recovery of "investment in the contract" are generally the same as for Non-Qualified Contracts, as described above.

For non-periodic amounts from certain Qualified Contracts or Plans, Code
Section 72(e)(8) provides special rules that generally treat a portion of each amount received as a tax-free recovery of the "investment in the contract," based on the ratio of the "investment in the contract" over the Contract Value at the time of distribution. However, in determining such a ratio, certain aggregation rules may apply and may vary, depending on the type of Qualified Contract or Plan. For instance, all Traditional IRAs owned by the same individual are generally aggregated for these purposes, but such an aggregation does not include any IRA inherited by such individual or any Roth IRA owned by such individual.

In addition, penalty taxes, mandatory tax withholding or rollover rules may apply to amounts received from a Qualified Contract or Plan, as indicated below, and certain exclusions may apply to certain distributions (e.g., distributions from an eligible Government Plan to pay qualified health insurance premiums of an eligible retired public safety officer). Accordingly, you are advised to consult with a qualified tax advisor before taking or receiving any amount (including a loan) from a Qualified Contract or Plan.



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6. PENALTY TAXES FOR IRAS

Unlike Non-Qualified Contracts, IRAs are subject to federal penalty taxes not just on premature distributions, but also on excess contributions and failures to make required minimum distributions ("RMDs").

    a.   PENALTY TAXES ON PREMATURE DISTRIBUTIONS

Code Section 72(t) imposes a penalty income tax equal to 10% of the taxable portion of a distribution from certain types of Qualified Plans that is made before the employee reaches age 59 1/2. However, this 10% penalty tax does not apply to a distribution that is either:

   (i) made to a beneficiary (or to the employee's estate) on or after the employee's death;

   (ii) attributable to the employee's becoming disabled under Code Section 72(m)(7);

   (iii) part of a series of substantially equal periodic payments (not less frequently than annually -- "SEPPs") made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and a designated beneficiary ("SEPP Exception"), and for certain Qualified Plans (other than IRAs) such a series must begin after the employee separates from service;

   (iv) (except for IRAs) made to an alternate payee pursuant to a qualified domestic relations order under Code Section 414(p) (a similar exception for IRAs in Code Section 408(d)(6) covers certain transfers for the benefit of a spouse or ex-spouse);

   (v) not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year;

   (vi) certain qualified reservist distributions under Code Section 72(t)(2)(G) upon a call to active duty;

   (vii) made an account of an IRS levy on the Qualified Plan under Code
         Section 72(t)(2)(A)(vii); or

   (viii) made as a "direct rollover" or other timely rollover to an Eligible Retirement Plan, as described below.

   In addition, the 10% penalty tax does not apply to a distribution from an IRA that is either:

   (ix) made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions in Code Section 72(t)(2)(D) are met;

   (x) not in excess of the amount of certain qualifying higher education expenses, as defined by Code Section 72(t)(7); or

   (xi) for a qualified first-time home buyer and meets the requirements of Code Section 72(t)(8).

If the taxpayer avoids this 10% penalty tax by qualifying for the SEPP Exception and later such series of payments is modified (other than by death, disability or a method change allowed by Rev. Rul. 2002-62), the 10% penalty tax will be applied retroactively to all the prior periodic payments (i.e., penalty tax plus interest thereon), unless such modification is made after both
(a) the employee has reached age 59 1/2 and (b) 5 years have elapsed since the first of these periodic payments.

    b.   RMDS AND 50% PENALTY TAX

If the amount distributed from a Qualified Contract or Plan is less than the amount of the required minimum distribution ("RMD") for the year, the participant is subject to a 50% penalty tax on the amount that has not been timely distributed.

An individual's interest in an IRA generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the calendar year in which the individual attains age 70 1/2, or

The entire interest of the individual must be distributed beginning no later than the Required Beginning Date over --

   (a) the life of the individual or the lives of the individual and a designated beneficiary (as specified in the Code), or

   (b) over a period not extending beyond the life expectancy of the individual or the joint life expectancy of the individual and a designated beneficiary.

If an individual dies before reaching the Required Beginning Date, the individual's entire interest generally must be distributed within 5 years after the individual's death. However, this RMD rule will be deemed satisfied if distributions begin before the close of the calendar year following the individual's death to a qualifying designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of such beneficiary). If the individual's surviving spouse is the sole designated beneficiary, distributions may be delayed until the deceased individual would have attained age 70 1/2.

If an individual dies after RMDs have begun for such individual, any remainder of the individual's interest generally must be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.



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The RMD rules that apply while the Owner is alive do not apply with respect to
Roth IRAs. The RMD rules applicable after the death of the Owner apply to Roth IRAs. In addition, if the Owner of a Traditional or Roth IRA dies and the Owner's surviving spouse is the sole designated beneficiary, this surviving spouse may elect to treat the Traditional or Roth IRA as his or her own.

The RMD amount for each year is determined generally by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the Contract Value as of the close of business on the last day of the previous calendar year. RMD incidental benefit rules also may require a larger annual RMD amount, particularly when distributions are made over the joint lives of the Owner and an individual other than his or her spouse. RMDs also can be made in the form of annuity payments that satisfy the rules set forth in Regulations under the Code relating to RMDs.

In addition, in computing any RMD amount based on a contract's Contract Value, such Contract Value must include the actuarial value of certain additional benefits provided by the contract. As a result, electing an Optional Benefit under an IRA may require the RMD amount for such IRA to be increased each year, and expose such additional RMD amount to the 50% penalty tax for RMDs if such additional RMD amount is not timely distributed.

7. TAX WITHHOLDING FOR IRAS

Distributions from an IRA generally are subject to federal income tax withholding requirements. These federal income tax withholding requirements, including any "elections out" and the rate at which withholding applies, generally are the same as for periodic and non-periodic distributions from a Non-Qualified Contract, as described above, except where the distribution is an "eligible rollover distribution" from a Qualified Plan.

Regardless of any "election out" (or any actual amount of tax actually withheld) on an amount received from an IRA the payee is generally liable for any failure to pay the full amount of tax due on the includable portion of such amount received. A payee also may be required to pay penalties under estimated income tax rules, if the withholding and estimated tax payments are insufficient to satisfy the payee's total tax liability.

8. ROLLOVER DISTRIBUTIONS

Rollover rules for distributions from IRAs under Code Sections 408(d)(3) and 408A(d)(3) vary according to the type of transferor IRA and type of transferee IRA or other Plan. For instance, generally no tax-free "direct rollover" or "60-day rollover" can be made between a "NonRoth IRA" (Traditional, SEP or SIMPLE IRA) and a Roth IRA, and a transfer from NonRoth IRA to a Roth IRA, or a "conversion" of a NonRoth IRA to a Roth IRA, is subject to special rules. In addition, generally no tax-free "direct rollover" or "60-day rollover" can be made between an "inherited IRA" (NonRoth or Roth) for a beneficiary and an IRA set up by that same individual as the original owner. Generally, any amount other than an RMD distributed from a Traditional or SEP IRA is eligible for a "direct rollover" or a "60-day rollover" to another Traditional IRA for the same individual. Similarly, any amount other than an RMD distributed from a Roth IRA is generally eligible for a "direct rollover" or a "60-day rollover" to another Roth IRA for the same individual. However, in either case such a tax-free 60-day rollover is limited to 1 per year (365-day period); whereas no 1-year limit applies to any such "direct rollover." Similar rules apply to a "direct rollover" or a "60-day rollover" of a distribution from a SIMPLE IRA to another SIMPLE IRA or a Traditional IRA, except that any distribution of employer contributions from a SIMPLE IRA during the initial 2-year period in which the individual participates in the employer's SIMPLE Plan is generally disqualified (and subject to the 25% penalty tax on premature distributions) if it is not rolled into another SIMPLE IRA for that individual. Amounts other than RMDs distributed from a Traditional or SEP IRA (or SIMPLE IRA after the initial 2-year period) also are eligible for a "direct rollover" or a "60-day rollover" to an Eligible Retirement Plan (e.g., a TSA) that accepts such a rollover, but any such rollover is limited to the amount of the distribution that otherwise would be includable in gross income (i.e., after-tax contributions are not eligible).

Special rollover rules also apply to (1) transfers or rollovers for the benefit of a spouse (or ex-spouse) or a nonspouse designated beneficiary, (2) Plan distributions of property, (3) distributions from a Roth account in certain Plans, (4) recontributions within 3 years of "qualified hurricane distributions" made before 2007 under Code Section 1400Q(a), (5) transfers from a Traditional or Roth IRA to certain health savings accounts under Code Section 408(d)(9), and (6) obtaining a waiver of the 60-day limit for a tax-free rollover from the IRS.

48


--------------------------------------------------------------------------

TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION

GENERAL INFORMATION
--------------------------------------------------------------------------------

     Safekeeping of Assets
--------------------------------------------------------------------------------

     Independent Registered Public Accounting Firm
--------------------------------------------------------------------------------

     Non-Participating
--------------------------------------------------------------------------------

     Misstatement of Age or Sex
--------------------------------------------------------------------------------

     Principal Underwriter
--------------------------------------------------------------------------------

     Additional Payments to Broker-dealers
--------------------------------------------------------------------------------

PERFORMANCE RELATED INFORMATION
--------------------------------------------------------------------------------

     Total Return for all Sub-Accounts
--------------------------------------------------------------------------------

     Yield for Sub-Accounts
--------------------------------------------------------------------------------

     Money Market Sub-Accounts
--------------------------------------------------------------------------------

     Additional Materials
--------------------------------------------------------------------------------

     Performance Comparisons
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

APP A-1


--------------------------------------------------------------------------
APPENDIX A -- EXAMPLES

TABLE OF CONTENTS

                                                                                                                         PAGE
-----------------------------------------------------------------------------------------------------------------------------
EARNINGS PROTECTION DEATH BENEFIT EXAMPLE                                                                             APP A-2
-----------------------------------------------------------------------------------------------------------------------------
LIFETIME SPENDING ACCOUNT EXAMPLE                                                                                     APP A-3
-----------------------------------------------------------------------------------------------------------------------------
VARIABLE DOLLAR AMOUNT ANNUITY PAYOUTS EXAMPLE                                                                        APP A-4
-----------------------------------------------------------------------------------------------------------------------------

APP A-2


--------------------------------------------------------------------------
EARNINGS PROTECTION DEATH BENEFIT RIDER EXAMPLE

Assume a contract was issued on 1/1/2014 with an initial premium of $100,000 and the Earnings Protection Death Benefit rider was elected. Assume the noted withdrawals are not used as payments to your investment advisor in connection with investment advisory fees related to this contract. Hypothetical values for Performance, Premiums, withdrawals, and Contract Value are shown as of select dates to illustrate the calculation of the Death Benefit. Assume the Earnings Protection Factor is 35%. See the footnotes for further details.

                                                                                      CUMULATIVE
                                                                      CONTRACT         ADJUSTED        CONTRACT
    DATE             PERFORMANCE      PREMIUMS       WITHDRAWALS        VALUE           PREMIUM         GROWTH         DEATH BENEFIT
------------------------------------------------------------------------------------------------------------------------------------
   1/1/14                              100,000             --          100,000          100,000             --            100,000
------------------------------------------------------------------------------------------------------------------------------------
   1/1/15              2.00%                --             --          102,000          100,000          2,000            102,700(2)
------------------------------------------------------------------------------------------------------------------------------------
   1/1/16             -3.00%                --             --           98,940          100,000             --             98,940(3)
------------------------------------------------------------------------------------------------------------------------------------
   1/2/17              0.00%                --          2,000(4)       101,887          100,000(4)       1,887            102,547
------------------------------------------------------------------------------------------------------------------------------------
  12/31/17             0.00%                --             --          101,887          100,000          1,887            102,547
------------------------------------------------------------------------------------------------------------------------------------
   1/1/18              0.00%             5,000(5)          --          106,887          105,000(5)       1,887            107,547
------------------------------------------------------------------------------------------------------------------------------------
   1/1/19              4.00%                --          7,000(6)       104,162          104,162(6)          --            104,162
------------------------------------------------------------------------------------------------------------------------------------
   1/1/20              2.00%                --             --          105,204          104,162          1,042            105,569
------------------------------------------------------------------------------------------------------------------------------------

(1) For illustration purposes only, net of illustrated withdrawals. Does not indicate actual Contract Value performance.

(2) EARNINGS PROTECTION DEATH BENEFIT: Performance causes the Contract Value to exceed the Cumulative Adjusted Premium. The Earnings Protection Death Benefit is calculated as the Contract Value plus Contract Growth multiplied by the Earnings Protection Factor = 102,000 + (2,000 * 35%) = 102,700.

(3) DEATH BENEFIT: When performance causes the Contract Value to fall below the Cumulative Adjusted Premium, there is no Contract Growth. Thus the Death Benefit is Contract Value.

(4) WITHDRAWAL (LESS THAN CONTRACT GROWTH): Assume you take your first Partial Withdrawal of 2,000. Notice that since this amount is less than the Contract Growth prior to the withdrawal (3,887) the Cumulative Adjusted Premium is not reduced.

(5) SUBSEQUENT PREMIUM PAYMENTS: Assume you make a subsequent Premium Payment of 5,000. The Cumulative Adjusted Premium is calculated by adding the subsequent Premium Payment to the prior day's Cumulative Adjusted Premium amount = 5,000 + 100,000 = 105,000.

(6) WITHDRAWAL (EXCEEDING CONTRACT GROWTH): Assume you take a Partial Withdrawal of 7,000. This amount exceeds the Contract Growth prior to the withdrawal (6,162). The Cumulative Adjusted Premium is reduced by subtracting the dollar amount of the Partial Withdrawal that exceeds the Contract Growth prior to withdrawal = 105,000 - (7,000 - 6,162) = 104,162.

APP A-3


--------------------------------------------------------------------------
LIFETIME SPENDING ACCOUNT EXAMPLE

Assume a contract was issued on 1/1/2014 with an initial premium of $100,000 and the Lifetime Spending Account rider was elected. Assume the noted withdrawals are not used as payments to your investment advisor in connection with investment advisory fees related to this contract. Hypothetical values for Cumulative Net Investment Return (NIR), Premiums, withdrawals, and Contract Value are shown as of select dates to illustrate the calculations of the Deferral Bonus Base, Withdrawal Base, Deferral Bonus and Lifetime Annual Payment (LAP). Assume a 6% Deferral Bonus percentage and a 5.5% Lifetime Withdrawal Percentage throughout the illustration. The LAP values shown assume a Smoothing percentage of 10%. Note that the Cumulative NIR is only displayed on dates where the value is needed to illustrate a rider value calculation. See the footnotes for further details.

                                                                                DEFERRAL
                                                                CONTRACT          BONUS       WITHDRAWAL
    DATE       CUMULATIVE NIR    PREMIUMS       WITHDRAWALS     VALUE(1)          BASE           BASE             LAP
-----------------------------------------------------------------------------------------------------------------------------
   1/1/14             --          100,000             --         100,000         100,000        100,000          5,500
-----------------------------------------------------------------------------------------------------------------------------
   1/2/14           2.00%              --             --         102,000         101,989(2)     101,989(2)       5,609
-----------------------------------------------------------------------------------------------------------------------------
  12/30/14            --               --             --         106,016         101,961        101,961          5,608
-----------------------------------------------------------------------------------------------------------------------------
  12/31/14         -3.00%              --             --         102,836          98,891(3)      98,891(3)       5,439
-----------------------------------------------------------------------------------------------------------------------------
   1/1/15           0.00%              --             --         102,836          98,881        104,813(4)       5,765
-----------------------------------------------------------------------------------------------------------------------------
   1/23/15            --               --             --          66,940          64,214         68,067          3,744
-----------------------------------------------------------------------------------------------------------------------------
   6/9/15             --               --            500(5)       93,613              --(5)      94,298          5,239
-----------------------------------------------------------------------------------------------------------------------------
   1/1/16             --               --             --         108,134              --        106,541          5,763(6)
-----------------------------------------------------------------------------------------------------------------------------
   1/2/17             --               --             --          91,807              --         86,966          5,187(7)
-----------------------------------------------------------------------------------------------------------------------------
   1/1/18             --               --             --          95,451              --         86,949          4,782
-----------------------------------------------------------------------------------------------------------------------------
   1/2/18           0.00%              --         10,000(8)       85,451              --         81,937(8)       4,507(8)
-----------------------------------------------------------------------------------------------------------------------------
   5/3/18             --               --             --          86,575              --         81,942          4,507
-----------------------------------------------------------------------------------------------------------------------------
   5/4/18           0.00%          15,000(9)          --         101,575              --         96,932(9)       5,332(9)
-----------------------------------------------------------------------------------------------------------------------------

(1) For illustration purposes only, net of illustrated withdrawals. Does not indicate actual Contract Value performance.

(2) DEFERRAL BONUS BASE AND WITHDRAWAL BASE RESETS (INCREASE): The Deferral Bonus Base and Withdrawal Base are reset by multiplying the prior day's values by one plus the Cumulative NIR divided by one plus the Modal AIR = 100,000 * (1 + 2%) / ((1.04) ^ (1/365)) = 101,989.

(3) DEFERRAL BONUS BASE AND WITHDRAWAL BASE RESETS (DECREASE): The Deferral Bonus Base and Withdrawal Base are reset by multiplying the prior day's values by one plus the Cumulative NIR divided by one plus the Modal AIR = 101,960.62 * (1 - 3%) / ((1.04) ^ (1/365)) = 98,891.

(4) DEFERRAL BONUS: On Contract Anniversaries prior to a Partial Withdrawal, the Withdrawal Base reset includes the addition of a Deferral Bonus calculated as the Deferral Bonus Base multiplied by the Deferral Bonus percentage. The Withdrawal Base is calculated as 98,891.17 * (1 + 0%) / (1.04 ^ (1/365)) + (98,880.55 * 6%) = 104,813.

(5) NON-EXCESS WITHDRAWALS: Assume a Partial Withdrawal of 500 is taken. Since this is the first Partial Withdrawal, the Deferral Bonus Period terminates and the Deferral Bonus Base resets to zero. There are no impacts on the other rider values since the Partial Withdrawal is not an Excess Withdrawal.

(6) LIFETIME ANNUAL PAYMENT (SMOOTHING FEATURE - UPSIDE): Once a Partial Withdrawal is taken the Smoothing feature becomes applicable. The LAP is calculated as the Lifetime Withdrawal Percentage multiplied by the Withdrawal Base = 5.5% * 106,540.98 = 5,860, but due to the Smoothing feature is subject to a maximum of the prior day's Lifetime Annual Payment multiplied by one plus the Smoothing percentage = 5,239.36 * (1+10%) = 5,763. In situations where the increase in the LAP would exceed the Smoothing percentage, the Smoothing feature provides a lower Lifetime Annual Payment than would have otherwise been provided.

(7) LIFETIME ANNUAL PAYMENT (SMOOTHING FEATURE - DOWNSIDE): The LAP is calculated as the Lifetime Withdrawal Percentage multiplied by the Withdrawal Base = 5.5% * 86,965.93 = 4,783, but due to the Smoothing feature is subject to a minimum of the prior day's Lifetime Annual Payment multiplied by one minus the Smoothing percentage = 5,763.30 * (1
      - 10%) = 5,187. In situations where the decrease in the LAP would exceed the Smoothing percentage, the Smoothing feature provides a greater Lifetime Annual Payment than would have otherwise been provided.

(8) EXCESS WITHDRAWALS: The Partial Withdrawal in excess of the Lifetime Annual Payment adjusts the prior day's Withdrawal Base and the Lifetime Annual Payment by a factor calculated as the Contract Value after the Excess Withdrawal divided by the Contract Value

APP A-4


--------------------------------------------------------------------------
      immediately prior to the Excess Withdrawal less any portion of the withdrawal that is not an Excess Withdrawal = (85,450.72) / (95,450.72 - 4,782.20) = 0.942452. The remaining calculations are as follows:

      (A) The Withdrawal Base is calculated as the prior day's Withdrawal Base multiplied by the factor multiplied by one plus the Cumulative NIR divided by one plus the Modal AIR = 86,949.14 * 0.942452 * ((1 + 0) / ((1.04) ^ (1/365))) = 81,937.

      (B) The Lifetime Annual Payment is reset by multiplying the prior day's Lifetime Annual Payment by the factor = 4,782.20 * 0.942452 = 4,507. There is zero available LAP for the remainder of the year.

(9) SUBSEQUENT PREMIUM PAYMENTS: A subsequent Premium Payment impacts the Withdrawal Base and the Lifetime Annual Payment calculations as follows:

      (A) The Withdrawal Base is calculated as the prior day's Withdrawal Base plus the subsequent Premium Payment multiplied by one plus the Cumulative NIR divided by one plus the Modal AIR = (81,942.45 + 15,000) * (1 + 0)/((1.04) ^ (1/365)) = 96,932.

      (B) The Lifetime Annual Payment is calculated as the prior day's Lifetime Annual Payment plus the subsequent Premium Payment multiplied by the Lifetime Withdrawal Percentage = 4,507.00 + (15,000 * 5.5%) =
          5,332.

VARIABLE DOLLAR AMOUNT ANNUITY PAYOUTS EXAMPLE

Assume a contract with the Lifetime Spending Account rider reaches its Annuity Commencement Date (ACD) on 1/1/2014 and a Variable Dollar Amount Annuity Payouts option is elected. As of 1/1/2014 there is $2,500 invested in Sub-Account A and $7,500 invested in Sub-Account B. Assume the number of Annuity Units is 150 for Sub-Account A and 375 for Sub-Account B. The table below illustrates how the Lifetime Annual Payments are determined on the ACD and each anniversary thereafter under future hypothetical Annuity Unit Values (AnnUV) for each Sub-Account.

                                                               SUB-ACCOUNT A      SUB-ACCOUNT B
                                                                  ANNUITY            ANNUITY             LIFETIME
                                    DATE                       UNIT VALUE(1)      UNIT VALUE(1)       ANNUAL PAYMENT
                     ------------------------------------------------------------------------------------------------
                                  1/1/2014                         10.00              12.00                6,000
                     ------------------------------------------------------------------------------------------------
                                  1/1/2015                         10.90              12.84                6,450(2)
                     ------------------------------------------------------------------------------------------------
                                  1/1/2016                         11.77              12.97                6,629
                     ------------------------------------------------------------------------------------------------
                                  1/1/2017                         13.18              14.66                7,292(3)
                     ------------------------------------------------------------------------------------------------
                                  1/1/2018                         11.47              12.46                6,563(4)
                     ------------------------------------------------------------------------------------------------

(1) For illustration purposes only. Does not indicate actual Sub-Account performance.

(2) LIFETIME ANNUAL PAYMENT: The Lifetime Annual Payment is re-determined on each ACD anniversary = AnnUV A * Annuity Units A + AnnUV B * Annuity Units B = 10.90 * 150 + 12.84 * 375 = 6,450.

(3) LIFETIME ANNUAL PAYMENT (SMOOTHING FEATURE - UPSIDE): The Lifetime Annual Payment on 1/1/2017 is impacted by the Smoothing feature which caps the Lifetime Annual Payment at a value equal to the prior Lifetime Annual Payment multiplied by one plus the smoothing percentage = 6,629 * (1 + 10%) = 7,292.

(4) LIFETIME ANNUAL PAYMENT (SMOOTHING FEATURE - DOWNSIDE): The Lifetime Annual Payment on 1/1/2018 is impacted by the Smoothing feature which floors the Lifetime Annual Payment at a value equal to the prior Lifetime Annual Payment multiplied by one minus the smoothing percentage = 7,292 * (1 - 10%) = 6,563.

APP B-1


--------------------------------------------------------------------------
APPENDIX B -- ACCUMULATION UNIT VALUES

The following information should be read in conjunction with the financial statements for the Separate Account included in the Statement of Additional Information.

There is no information for the Sub-Accounts because as of December 31, 2014 the Sub-Accounts had not commenced operation.

APP C-1


--------------------------------------------------------------------------
APPENDIX C -- FUND DATA


[TO BE FILED BY AMENDMENT]

To obtain a Statement of Additional Information, please complete the form below and mail to:

          Forethought Life Insurance Company
          Annuity Service Center
          P.O. Box 758507
          Topeka, Kansas 66675-8507

Please send a Statement of Additional Information to me at the following address:




----------------------------------------------------------------------
                                    Name



----------------------------------------------------------------------
                                   Address



----------------------------------------------------------------------
   City/State                                         Zip Code

Contract Name
Issue Date

                                     PART B

                     STATEMENT OF ADDITIONAL INFORMATION
                     FORETHOUGHT LIFE INSURANCE COMPANY
                             300 N. MERIDIAN ST.
                                 SUITE 1800
                           INDIANAPOLIS, IN 46204
                               1-866-645-2449

              FOREINVESTORS CHOICE VARIABLE ANNUITY -- I SHARE

This Statement of Additional Information contains additional information to the Prospectus for the individual deferred flexible premium variable annuity contract ("Contract"). This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with the Prospectus for the Contract. The Prospectus for the Contract is dated the same date as this Statement of Additional Information. Unless otherwise indicated, all terms used in this Statement of Additional Information have the same meaning as when used in the Prospectus. You may obtain a copy by writing us at our Annuity Service Center or calling the toll-free number shown above.

Dated: November 16, 2015

TABLE OF CONTENTS

GENERAL INFORMATION                                                                                                               2
-----------------------------------------------------------------------------------------------------------------------------------
     Safekeeping of Assets                                                                                                        2
-----------------------------------------------------------------------------------------------------------------------------------
     Independent Registered Public Accounting Firm                                                                                2
-----------------------------------------------------------------------------------------------------------------------------------
     Non-Participating                                                                                                            2
-----------------------------------------------------------------------------------------------------------------------------------
     Misstatement of Age or Sex                                                                                                   2
-----------------------------------------------------------------------------------------------------------------------------------
     Principal Underwriter                                                                                                        2
-----------------------------------------------------------------------------------------------------------------------------------
     Additional Payments to Broker-dealers                                                                                        2
-----------------------------------------------------------------------------------------------------------------------------------
PERFORMANCE RELATED INFORMATION                                                                                                   2
-----------------------------------------------------------------------------------------------------------------------------------
     Total Return for all Sub-Accounts                                                                                            3
-----------------------------------------------------------------------------------------------------------------------------------
     Yield for Sub-Accounts                                                                                                       3
-----------------------------------------------------------------------------------------------------------------------------------
     Money Market Sub-Accounts                                                                                                    3
-----------------------------------------------------------------------------------------------------------------------------------
     Additional Materials                                                                                                         4
-----------------------------------------------------------------------------------------------------------------------------------
     Performance Comparisons                                                                                                      4
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL STATEMENTS                                                                                     [To be filed by amendment]
-----------------------------------------------------------------------------------------------------------------------------------

2


--------------------------------------------------------------------------

GENERAL INFORMATION


SAFEKEEPING OF ASSETS

We hold title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from our general corporate assets. Records are maintained of all purchases and redemptions of the underlying fund shares held in each of the Sub-Accounts.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The statutory financial statements and supplemental schedules of Forethought Life Insurance Company and the financial statements of Forethought Life Insurance Company Separate Account A as of December 31, 2014 and for the period then ended, included in this Statement of Additional Information, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1000 Louisiana Street, Suite 5800, Houston, TX 77002.


NON-PARTICIPATING

The Contract is non-participating and we pay no dividends.


MISSTATEMENT OF AGE OR SEX

If an Owner or Annuitant's age or sex was misstated on the Contract, any Contract payments or benefits will be determined using the correct age and sex. If we have overpaid Annuity Payouts, an adjustment, including interest on the amount of the overpayment, will be made to the next Annuity Payout or Payouts. If we have underpaid due to a misstatement of age or sex, we will credit the next Annuity Payout with the amount we underpaid and credit interest.


PRINCIPAL UNDERWRITER

The Contracts, which are offered continuously, are distributed by Forethought Distributors, LLC. Forethought Distributors, LLC serves as Principal Underwriter for the securities issued with respect to the Separate Account. Forethought Distributors, LLC is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the Financial Industry Regulatory Authority, Inc. Forethought Distributors, LLC is ultimately controlled by Global Atlantic Financial Group Limited.

Forethought currently pays Forethought Distributors, LLC underwriting commissions for its role as Principal Underwriter of all variable annuities associated with this Separate Account. For the past two years, the aggregate dollar amount of underwriting commissions paid to Forethought Distributors, LLC in its role as Principal Underwriter has been 2014: $72,334,196.82 and 2013:
$31,345,583.23. Fees paid to the Principal Underwriter and its wholesalers may vary based on the product and share class sold.


ADDITIONAL PAYMENTS TO BROKER-DEALERS

As stated in the prospectus, we (or our affiliates) pay Additional Payments to certain broker-dealers. In addition to the broker-dealers listed in the prospectus with whom we will have an ongoing contractual arrangement to make Additional Payments, listed below are all broker-dealers that received Additional Payments with at least a $100 value in 2014 of items such as sponsorship of meetings, education seminars, and travel and entertainment, whether or not an ongoing contractual relationship exists: AIG Advisor Group, Inc.; American Prosperity Group; Arvest Asset Management; Broker Dealer Financial Services Corp; Cambridge Investment Research, Inc.; Centaurus Financial, Inc.; Commerce Brokerage Services; Commonwealth Financial Network; Fifth Third Bank; Fifth Third Securities; First Citizens Investor Services; FSC Securities Corporation; FTB Advisors Inc.; Geneos Wealth Management, Inc.; HD Vest Investment Services; Independent Financial Group; Janney Montgomery Scott LLC; JJB Hilliard, WL Lyons LLC; JW Cole Financial; Key Investment Services; Lincoln Financial Advisors Corporation; Lincoln Financial Securities Corporation; LPL Financial LLC; Morgan Stanley Smith Barney LLC; Packerland Brokerage Services; Parkland Securities; People's Securities; Questar Capital Corp; Raymond James & Associates, Inc.; Raymond James Financial Services, Inc.; Robert W Baird & Co Inc.; Royal Alliance Associates, Inc.; SagePoint Financial, Inc.; Securities America; Sigma Financial Corp; SunTrust Bank; TFS Securities Inc.; Transamerica Financial Advisors, Inc.; UBS Financial Services Insurance Agency Inc.; United Capital Management of Kansas; U.S. Bancorp Investments, Inc.; VOYA Financial Advisors, Inc.; VSR Financial Services, Inc.; Woodbury Financial Services; WRP Investments, Inc.; Wunderlich Securities.


PERFORMANCE RELATED INFORMATION

The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

3


--------------------------------------------------------------------------

TOTAL RETURN FOR ALL SUB-ACCOUNTS

When a Sub-Account advertises its standardized total return, it will be calculated on a quarterly basis from the date the underlying fund is made available in the Separate Account for one, five and ten year periods or some other relevant periods if the underlying fund has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period. To calculate standardized total return, the Total Annual Fund Operating Expenses, Separate Account Annual Expenses, and the Annual Maintenance Fee are deducted from a hypothetical initial Premium Payment of $1,000.00. Standardized total returns do not include charges for Optional Benefit riders.

The formula we use to calculate standardized total return is P(1+T)^(n) = ERV. In this calculation, "P" represents a hypothetical initial premium payment of $1,000.00, "T" represents the average annual total return, "n" represents the number of years and "ERV" represents the redeemable value at the end of the period.

The Sub-Account may advertise a non-standardized total return. These figures will be calculated on a monthly basis from the inception date of the underlying fund for one, five and ten year periods or other relevant periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that non-standardized total return does not include the Annual Maintenance Fee. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

A Sub-Account may advertise non-standardized total returns for periods predating its inception as an investment option in this variable annuity. Such non-standardized total returns reflect the adjusted historical returns of the underlying Fund in which the Sub-Account invests, as adjusted for certain Separate Account annual expenses (Mortality and Expense Risk Charges and Administrative Fees), but excludes adjustments for Optional Benefits or deductions for Annual Maintenance Fees, premium taxes and federal/state taxes (including possible penalties).


YIELD FOR SUB-ACCOUNTS

If applicable, the Sub-Accounts may advertise yield in addition to total return. At any time in the future, yields may be higher or lower than past yields and past performance is no indication of future performance.

The standardized yield will be computed for periods beginning with the inception of the Sub-Account in the following manner. The net investment income per Accumulation Unit earned during a one-month period is divided by the Accumulation Unit Value on the last day of the period.

The formula we use to calculate yield is:

                       YIELD =2[ (a - b +1)^(6) - 1].
                                   ____
                                     cd

In this calculation, "a" represents the net investment income earned during the period by the underlying fund, "b" represents the expenses accrued for the period, "c" represents the average daily number of Accumulation Units outstanding during the period and "d" represents the maximum offering price per Accumulation Unit on the last day of the period.


MONEY MARKET SUB-ACCOUNTS

At any time in the future, current and effective yields may be higher or lower than past yields and past performance is no indication of future performance.

Current yield of a money market fund Sub-Account is calculated for a seven-day period or the "base period" without taking into consideration any realized or unrealized gains or losses on shares of the underlying fund. The first step in determining yield is to compute the base period return. We take a hypothetical account with a balance of one Accumulation Unit of the Sub-Account and calculate the net change in its value from the beginning of the base period to the end of the base period. We then subtract an amount equal to the total deductions for the Contract and then divide that number by the value of the Account at the beginning of the base period. The result is the base period return or "BPR." Once the base period return is calculated, we then multiply it by 365/7 to compute the current yield. Current yield is calculated to the nearest hundredth of one percent.

The formula for this calculation is YIELD = BPR x (365/7), where BPR = (A -
B)/C. "A" is equal to the net change in value of a hypothetical account with a balance of one Accumulation Unit of the Sub-Account from the beginning of the base period to the end of the base period. "B" is equal to the amount that we deduct for mortality and expense risk charge, any applicable administrative charge and the Annual Maintenance Fee. "C" represents the value of the Sub-Account at the beginning of the base period.

4


--------------------------------------------------------------------------
Effective yield is also calculated using the base period return. The effective yield is calculated by adding 1 to the base period return and raising that result to a power equal to 365 divided by 7 and subtracting 1 from the result. The calculation we use is:

          EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)^(365/7)] - 1.


ADDITIONAL MATERIALS

We may provide information on various topics to Owners and prospective Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for any alternatives.


PERFORMANCE COMPARISONS

Each Sub-Account may, from time to time, include in advertisements the ranking of its performance figures compared with performance figures of other annuity contract's sub-accounts with the same investment objectives which are created by Lipper Analytical Services, Morningstar, Inc. or other recognized ranking services.

                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) All financial statements are included in Part B of the Registration Statement. [To Be Filed By Amendment]
(b)  Exhibits
     (1) Resolution of the Board of Directors of Forethought Life Insurance Company ("Forethought") authorizing the establishment of the Separate Account.(1)
     (2)   Not applicable.
     (3)   (a)   Principal Underwriter Agreement(3)
     (4)   (a)   Form of Variable Annuity Contract.(1)
     (4)   (b)   Multi-Year Guaranteed Account Rider(7)
     (4)   (c)   Variable Lifetime Withdrawal Benefit Rider(7)
     (4)   (d)   Earnings Protection Death Benefit Rider(7)
     (4)   (e)   Terminal Illness Waiver of Contingent Deferred Sales Charge
                 Rider(7)
     (4)   (f)   Fund Facilitation Fee Rider(6)
     (4)   (g)   Contract Maturity Date Rider(6)
     (5)   Form of Application.(7)
     (6)   (a)   Articles of Incorporation of Forethought Life Insurance
                 Company.(1)
     (6)   (b)   Bylaws of Forethought Life Insurance Company.(1)
     (7)   Not applicable.
     (8)   Fund Participation Agreements.
     (8)   (a)   American Century Investment Services, Inc.(2)
     (8)   (b)   BlackRock Variable Series Funds, Inc.(2)
     (8)   (c)   Lord Abbett Series Funds, Inc.(2)
     (8)   (d)   PIMCO(2)
     (8)   (e)   Putnam Variable Trust(2)
     (8)   (f)   American Funds(2)
     (8)   (g)   MFS Variable Insurance Trust(4)
     (8)   (h)   AIM Variable Insurance Funds (Invesco Variable Insurance
                 Funds)(4)
     (8)   (i)   Franklin Templeton Variable Insurance Products Trust(4)
     (8)   (j)   Forethought VIT Funds(5)
     (8)   (k)   Goldman Sachs Variable Insurance Trust(6)
     (9) Opinion and Consent of Sarah M. Patterson, Vice President and Assistant General Counsel.
     (10) Consent of Independent Registered Public Accounting Firm. [To Be Filed by Amendment]
     (11)  No financial statements are omitted.
     (12)  Not applicable.
     (99)  Copy of Power of Attorney.

------------

(1) Incorporated by reference to the Initial filing to the Registration Statement, File No. 333-182946, filed on July 31, 2012.
(2) Incorporated by reference to the amended filing of the Registration Statement, File No. 333-182946, filed on December 31, 2012.
(3) Incorporated by reference to the amended filing of the Registration Statement, File No. 333-182946, filed on February 26, 2013.
(4) Incorporated by reference to the amended filing of the Registration Statement, File No. 333-182946, filed on April 16, 2013.
(5) Incorporated by reference to the amended filing of the Registration Statement, File No. 333-182946, filed on September 11, 2013.
(6) Incorporated by reference to the Initial filing to the Registration Statement, File No. 333-201683, filed on January 26, 2015.
(7) Incorporated by reference to the Initial filing to the Registration Statement, File No. 333-206448, filed on August 18, 2015.

ITEM 25  DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME                             POSITION WITH FORETHOUGHT LIFE INSURANCE COMPANY
---------------------------------------------------------------------------------
Allan S. Levine (4)              Chief Executive Officer, Director (Chairman)*
Michael A. Reardon (5)           President, Director*
Robert M. Arena, Jr. (3)         Annuity Division President
Craig A. Anderson                Chief Financial Officer and Treasurer
Peter Cai                        Chief Risk Officer
Mary L. Cavanaugh (5)            Executive Vice President and Chief Compliance
                                 Officer
Gilles M. Dellaert (4)           Executive Vice President and Chief Investment
                                 Officer, Director*
Hanben Kim Lee (4)               Executive Vice President, Director*
Paula G. Nelson (1)              Executive Vice President - Marketing
Samuel Ramos (4)                 Executive Vice President, General Counsel and
                                 Secretary
Kathleen M. Redgate (4)          Executive Vice President and Chief Administrative Officer
Nicholas H. von Moltke (4)       Executive Vice President and Chief Operating
                                 Officer, Director*
Kenneth J. Bohrer (1)            Senior Vice President and Life Finance Officer
Dennis M. Cody (3)               Senior Vice President and Annuity Finance
                                 Officer
Michael H. Ebmeier               Senior Vice President - Annuity Division
Robert J. Egan (5)               Senior Vice President - Valuation and Appointed Actuary
Susan L. Fiengo (3)              Senior Vice President
John J. Fowler (5)               Senior Vice President
Brenda L. Gempler (2)            Senior Vice President - National Accounts
Mark E. Gempler (2)              Senior Vice President - National Sales
Jonathan Hecht (4)               Senior Vice President
Simeon R. Hernandez, III (Field) Senior Vice President - Annuities
Lori LaForge (3)                 Senior Vice President
Justin MacNeil (5)               Senior Vice President
Deva Mishra (4)                  Senior Vice President
Larry E. Mitzman (2)             Senior Vice President - Tax
David K. Mullen (1)              Senior Vice President
Jason M. Roach (5)               Senior Vice President
Philip Sherrill (4)              Senior Vice President
Gary Silber (4)                  Senior Vice President, Assistant General Counsel and Assistant Secretary
Scott D. Silverman (8)           Senior Vice President and Assistant Secretary
Matthew P. Stone (3)             Senior Vice President, National Account Manager
Eric D. Todd (2)                 Senior Vice President, Director*
Joel Volcy (5)                   Senior Vice President
John D. Walls II (2)             Senior Vice President - Life Division
Cathy L. Wildt (1)               Senior Vice President - Product Management Office
Gregg Anderson (2)               Vice President - Product Development
Eileen DeMayo (3)                Vice President
Thomas Doruska (7)               Vice President
Elizabeth Gioia (3)              Vice President and SEC Rule 38a-1 Chief Compliance Officer
Rodney R. Howard (3)             Vice President and Actuary
Virginia Johnson (5)             Vice President, Assistant General Counsel and Assistant Secretary
Kevin Kimmerling (1)             Vice President, Assistant General Counsel and Assistant Secretary
Deborah A. Kohrman (1)           Vice President - Life Operations
Sarah M. Patterson (3)           Vice President, Assistant General Counsel and Assistant Secretary
Sheila B. St. Hilaire (5)        Vice President, Assistant General Counsel and Assistant Secretary
Nigel Riggins (2)                Assistant Secretary, Special Investigative Unit Officer and AML Compliance Officer
John Graf                        Director (Non-Executive Vice Chairman)*
Richard V. Spencer (6)           Director*

Unless otherwise indicated, the principal business address of each of the above individuals is 3200 Southwest Freeway, Suite 1300, Houston, Texas 77027

*   Denotes Board of Directors.

(1)  One Forethought Center, Batesville, Indiana 47006

(2)  300 North Meridian Street, Suite 1800, Indianapolis, Indiana 46204

(3)  82 Hopmeadow Street, Suite 200, Simsbury, CT 06089

(4)  7 World Trade Center, 250 Greenwich Street, New York, NY 10007

(5)  132 Turnpike Road, Suite 210, Southborough, MA 01772

(6)  P.O. Box 1842, Wilson, WY 83014

(7)  215 10th Street, Des Moines, IA 50309

(8)  19 Par-La-Ville Road, Second Floor, Hamilton HM 11, Bermuda

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

[GLOBAL ATLANTIC FINANCIAL GROUP LIMITED]

                                          -----------------
                                          |  THE GOLDMAN  |          -------------
                                          |  SACHS GROUP, |          | 3RD PARTY |
                                          | INC.(Delaware)|          | INVESTORS |
                                          -----------------          -------------
                                                   |                       |
                                                   |                       |
                                                   ---22%--          --78%-
                                                           |         |
                                                           |         |
                                                    ---------------------------
                                                    |      GLOBAL ATLANTIC    |
                                                    | FINANCIAL GROUP LIMITED |
                                                    |        (Bermuda)        |
                                                    ---------------------------
                                                                 |
                                                                 |
                                                         --100%---
                                                         |
                                                         |
                                                    ------------
                                                    |  GLOBAL  |
                                                    | ATLANTIC |
                                                    | FINANCIAL|-----------------------
                                                    |   LIFE   |                      |
                                                    |  LIMITED |                      |
                                                    | (Bermuda)|                      |
                                                    ------------                      |
                                                          |                           |
                                                         100%                         |
                                                          |                           |
                                                           ------------               |
                                                           |  GLOBAL  |               |
                                                           | ATLANTIC |               |
                          ---------------------------------|  (FIN)   |--------      100%
                          |                                | COMPANY  |       |       |
                        100%                               |(Delaware)|       |       |
                          |                                ------------       |       |
                   ---------------                                |           |       |
                   | FORETHOUGHT |                               21%          |       |
                   |  FINANCIAL  |                                |           |       |
                   |   GROUP,    |                                |           |       |
                   |     INC.    |                                |           |       |
                   | (Delaware)  |                                |           |       |
                   ---------------                                |           |       |
                          |                                       |           |       |
                          |                                       |           |       |
     ---------------------------------------------------          |           |       |
     |                |              |                 |          |           |       |
    100%             100%           100%              100%        |           |   ----------------
     |                |              |                 |          |           |   | COMMONWEALTH |
--------------- --------------- ---------------- ---------------  |           |   |   RE MIDCO   |
| FORETHOUGHT | | FORETHOUGHT | |  FORETHOUGHT | | FORETHOUGHT |  |           |   |    LIMITED   |
|    CAPITAL  | | INVESTMENT  | | DISTRIBUTORS,| |  SERVICES,  |  |           |   |   (Bermuda)  |
|   FUNDING,  | |  ADVISORS,  | |     LLC      | |     LLC     |  |           |   ----------------
|     INC.    | |     LLC     | |  (Delaware)  | |  (Delaware) |  |           |       |
|  (Delaware) | |  (Indiana)  | |              | |             |  |           |      100%
--------------- --------------- ---------------  ---------------  |           |       |
                                                   |   |          |           |   ----------------
                                                   |  79%         |           |   | COMMONWEALTH |
                                                   |   |  -----------------   |   |    ANNUITY   |
                                                   |   |  | COMMONWEALTH  |   |   |   AND LIFE   |
                                                   |   |--|   ANNUITY &   |   |   |  REINSURANCE |
                                                   |      |     LIFE      |   |   |    COMPANY   |
     -----------------------------------------------      |   INSURANCE   |   |   |    LIMITED   |
     |           |                 |                      |    COMPANY    |   |   |   (Bermuda)  |
     |           |                 |                      |(Massachusetts)|   |   ----------------
     |           |                 |                      -----------------   |---------------------
     |           |                 |                                |                   |          |
     |           |     ------------^-------------------------------------------         |          |
     |           |     |           |        |               |                 |         |          |  -------------
    100%        5%    95%          5%      95%             100%              100%       |        100% |  EPOCH    |
     |           |     |           |        |               |                 |         |          |  |SECURITIES,|
------------ ---------------      ---------------   -----------------   ------------    |          ---|   INC.    |
| FORELIFE | | FORETHOUGHT |      | FORETHOUGHT |   |     FIRST      |  | ACCORDIA |    |          |  |(Delaware) |
|  AGENCY, | |    LIFE     |      |  NATIONAL   |   |   ALLMERICA    |  | LIFE AND |    |          |  -------------
|   INC.   | |  INSURANCE  |      |    LIFE     |   |   FINANCIAL    |  | ANNUITY  |    |          |
|(Indiana) | |   COMPANY   |      |  INSURANCE  |   | LIFE INSURANCE |  | COMPANY  |    |        100% ------------
------------ | (Indiana)   |      |   COMPANY   |   |    COMPANY     |  |  (Iowa)  |    |          |  |  GLOBAL  |
             ---------------      |   (Texas)   |   |(Massachusetts) |  ------------    |          ---| ATLANTIC |
                    |             ---------------   ------------------        |         |          |  |   RISK   |
                    |                    |                                    |         |          |  | ADVISORS,|
                   100%                  |                                    |         |          |  |   L.P.   |
                    |                   100%                                  |         |          |  |(Delaware)|
                    |                    |                                    |         |          |  ------------
        -------------------      ---------------                              |        10%         |  ------------
        | FLIC PROPERTIES,|      | FORETHOUGHT |                              |         |        100% | GA RISK  |
        |       LLC       |      |  HOLDINGS,  |                              |         |          |  | ADVISORS,|
        |    (Indiana)    |      |     LLC     |                              |         |          ---|   INC.   |
        -------------------      |  (Indiana)  |                              |         |          |  |(Delaware)|
                                 ---------------                              |         |          |  ------------
                                                                              |         |          |  ------------
                                                                              |         |        100% |  GLOBAL  |
          ---------------------------------------------------------------------         |          |  | ATLANTIC |
          |           |             |           |           |             |             |          ---|   RISK   |
         100%        100%          100%        100%        100%          90%            |          |  | SERVICES,|
          |           |             |           |           |             |             |          |  |    LLC   |
  -------------  ------------  ----------  -----------  ------------  ------------------------     |  |(Delaware)|
  |  TAPIOCA  |  |  GOTHAM  |  |  CAPE  |  |  CAPE   |  |  CAPE    |  |    GOTHAM ISSUER,    |     |  ------------
  | VIEW, LLC |  | RE, INC. |  | VERITY |  | VERITY  |  | VERITY   |  |         LLC          |     |  ------------
  |(Delaware) |  |(Vermont) |  | I,INC. |  | II,INC. |  | III,INC. |  |     (Delaware)       |   100% | GLOBAL   |
  -------------  ------------  | (Iowa) |  | (Iowa)  |  | (Iowa)   |  ------------------------     |  | ATLANTIC |
                               ----------  -----------  ------------                               ---| FINANCIAL|
                                                                                                      | COMPANY  |
                                                                                                      |(Delaware)|
                                                                                                      ------------









-----------------
|  THE GOLDMAN  |          -------------
|  SACHS GROUP, |          | 3RD PARTY |
| INC.(Delaware)|          | INVESTORS |
-----------------          -------------
         |                       |
         |                       |
         ---22%---         --78%--
                 |         |
                 |         |
---------------------------
|      GLOBAL ATLANTIC    |
| FINANCIAL GROUP LIMITED |
|        (Bermuda)        |
---------------------------
             |
             |
-----------------------------100%---------------
                                               |
                                               |
                                          --------------------------------
                                          |  ARIEL RE (HOLDINGS) LIMITED |
                                          |           (Bermuda)          |
                                          --------------------------------

------------------------------------------------------------------------------------------------------------------------------------
LEGAL ENTITY NAME          BUSINESS DESCRIPTION    PARENT 1                 OWNERSHIP INTEREST  PARENT 2          OWNERSHIP INTEREST
------------------------------------------------------------------------------------------------------------------------------------
Accordia Life and Annuity  Life insurance company  Commonwealth Annuity                   100%
Company                                            and Life Insurance
                                                   Company
------------------------------------------------------------------------------------------------------------------------------------
Ariel Re (Holdings)        Former holding company  Global Atlantic                        100%
Limited                    of divested P&C         Financial Group Limited
                           business
------------------------------------------------------------------------------------------------------------------------------------
Cape Verity I, Inc.        Captive reinsurer for   Accordia Life and                      100%
                           ALAC business           Annuity Company
------------------------------------------------------------------------------------------------------------------------------------
Cape Verity II, Inc.       Captive reinsurer for   Accordia Life and                      100%
                           ALAC business           Annuity Company
------------------------------------------------------------------------------------------------------------------------------------
Cape Verity III, Inc.      Captive reinsurer for   Accordia Life and                      100%
                           ALAC business           Annuity Company
------------------------------------------------------------------------------------------------------------------------------------
Commonwealth Annuity and   Life insurance company  Forethought Services,                   79%  Global Atlantic                  21%
Life Insurance Company                             LLC                                          (Fin) Co
------------------------------------------------------------------------------------------------------------------------------------
Commonwealth Annuity and   Reinsurance company     Commonwealth Re Midco                  100%
Life Reinsurance Company                           Limited
Limited
------------------------------------------------------------------------------------------------------------------------------------
Commonwealth Re Midco      Intermediate holding    Global Atlantic                        100%
Limited                    company for L&A         Financial Life Limited
                           business of GAFGL
------------------------------------------------------------------------------------------------------------------------------------
Epoch Securities, Inc.     Registered              Global Atlantic (Fin)                  100%
                           broker/dealer           Co
------------------------------------------------------------------------------------------------------------------------------------
First Allmerica Financial  Life insurance company  Commonwealth Annuity                   100%
Life Insurance Company                             and Life Insurance
                                                   Company
------------------------------------------------------------------------------------------------------------------------------------
FLIC Properties            Title holder of         Forethought Life                       100%
                           certain real estate     Insurance Company
                           properties on behalf
                           of FLIC
------------------------------------------------------------------------------------------------------------------------------------
ForeLife Agency, Inc.      Holder of Texas         Forethought Services,                  100%
                           preneed permit          LLC
                           enabling FLIC to sell
                           preneed life insurance
                           in Texas
------------------------------------------------------------------------------------------------------------------------------------
Forethought Capital        Insurance policy        Forethought Financial                  100%
Funding, Inc               assignment business     Group, Inc
                           (for deceased
                           policyholders only)
                           assignment business
------------------------------------------------------------------------------------------------------------------------------------
Forethought Distributors,  Securities              Forethought Financial                  100%
LLC                        Broker-dealer           Group, Inc
                           registered with SEC
                           and FINRA
------------------------------------------------------------------------------------------------------------------------------------
Forethought Financial      Forethought Group       Global Atlantic (Fin)                  100%
Group, Inc                 holding company;        Co
                           parent company of life
                           insurance holding
                           company system
------------------------------------------------------------------------------------------------------------------------------------
Forethought Holdings, LLC  Marketing Company for   Forethought National                   100%
                           affiliates' products    Life Insurance Company
                           and services
------------------------------------------------------------------------------------------------------------------------------------
Forethought Investment     Investment advisor      Forethought Financial                  100%
Advisors, Inc.             registered with SEC     Group, Inc
------------------------------------------------------------------------------------------------------------------------------------
Forethought Life           Issuer of life          Commonwealth Annuity                    95%  Forethought                       5%
Insurance Company          insurance and           and Life Insurance                           Services, LLC
                           annuities contracts     Company
------------------------------------------------------------------------------------------------------------------------------------
Forethought National Life  Issuer of life          Commonwealth Annuity                    95%  Forethought                       5%
Insurance Company          insurance and           and Life Insurance                           Services, LLC
                           reinsurer of annuity    Company
                           contracts
------------------------------------------------------------------------------------------------------------------------------------
Forethought Services, LLC  Intermediate holding    Forethought Financial                  100%
                           company of life         Group, Inc
                           insurance holding
                           company system;
                           paymaster for
                           employees of FFG
                           entities
------------------------------------------------------------------------------------------------------------------------------------
GA Risk Advisors, Inc.     General partner of      Global Atlantic (Fin)                  100%
                           Global Atlantic Risk    Co
                           Advisors, L.P.
------------------------------------------------------------------------------------------------------------------------------------
Global Atlantic (Fin)      Intermediate holding    Global Atlantic                        100%
Company                    company for L&A         Financial Life Limited
                           business of GAFGL
------------------------------------------------------------------------------------------------------------------------------------
Global Atlantic Financial  Service company and     Global Atlantic (Fin)                  100%
Company                    common employer for     Co
                           the L&A business of
                           GAFG
------------------------------------------------------------------------------------------------------------------------------------
Global Atlantic Financial  Ultimate parent and     The Goldman Sachs                       22%  Third-party                      78%
Group Limited              holding company         Group, Inc.                                  Investors
------------------------------------------------------------------------------------------------------------------------------------
Global Atlantic Financial  Parent and holding      Global Atlantic                        100%
Life Limited               company for L&A         Financial Group Limited
                           business of GAFGL
------------------------------------------------------------------------------------------------------------------------------------
Global Atlantic Risk       Reinsurance             Global Atlantic (Fin)                  100%
Advisors, L.P.             intermediary            Co
------------------------------------------------------------------------------------------------------------------------------------
Global Atlantic Risk       Insurance producer      Global Atlantic (Fin)                  100%
Services, LLC              and reinsurance         Co
                           intermediary
------------------------------------------------------------------------------------------------------------------------------------
Gotham Issuer, LLC         "Limited Liability      Accordia Life and                      100%
                           company with limited    Annuity Company
                           purpose of issuing
                           notes related to
                           Gotham Re, Inc.
------------------------------------------------------------------------------------------------------------------------------------
Gotham Re, Inc.            Vermont special         Accordia Life and                      100%
                           purpose financial       Annuity Company
                           insurance company
------------------------------------------------------------------------------------------------------------------------------------
Tapioca View, LLC          Limited liability       Accordia Life and                      100%
                           company with limited    Annuity Company
                           purpose of making note
                           payments and any
                           applicable early
                           termination fees
                           related to Cape Verity
                           I, LLC.

ITEM 27.  NUMBER OF CONTRACT OWNERS

     There are no Contract Owners.

ITEM 28.  INDEMNIFICATION

     The Company may indemnify any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses reasonably incurred by such person in connection with the defense of any action, suit or proceeding, civil or criminal, in which he is made or threatened to be made, a party by reason of being or having been in any such capacity, or arising out of his status as such, except in relation to matters as to which he is adjudged in such action, suit or proceeding, civil or criminal, to be liable for negligence or misconduct in the performance of duty to the Company; provided however, that such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provision of the Articles of Incorporation, By-Laws, resolution, or other authorization heretofore or hereafter adopted, after notice by a majority vote of all the voting shares then issued and outstanding.

ITEM 29.  PRINCIPAL UNDERWRITER

       (a) Forethought Distributors, LLC acts as principal underwriter for the following investment companies:

            Forethought Life Insurance Company Separate Account A

       (b)  Managers and Officers of Forethought Distributors, LLC

NAME                                         POSITION
------------------------------------------------------------------------
Robert Arena(1)            President, Manager
Paula Nelson(1)            Vice President, Head of Annuity Distribution
Michael Reardon(2)         Head of Principal Underwriter, Manager
Mary Cavanaugh(2)          Manager
Jeffrey Harpel(3)          Chief Financial Officer (FINOP)
Margot Wallin(2)           Chief Compliance Officer
Vanessa Armenta(1)         Vice President
Dean Siegel(1)             Vice President
Ronald Hensel(1)           Vice President

       (1)  82 Hopmeadow Street, Suite 200, Simsbury, CT 06089

       (2)  132 Turnpike Road, Suite 210, Southborough, MA 01772

       (3)  4405 Cox Road, Suite 150, Glen Allen, VA 23060

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Forethought Life Insurance Company at 82 Hopmeadow Street, Suite 200, Simsbury, CT 06089.

ITEM 31.  MANAGEMENT SERVICES

     All management contracts are discussed in Part A and Part B of this Registration Statement.

ITEM 32.  UNDERTAKINGS

       (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

       (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

       (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

       (d) Forethought Life Insurance Company hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Forethought Life Insurance Company.

The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with conditions one through four of the no-action letter.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury and State of Connecticut on this 18th day of September, 2015.

FORETHOUGHT LIFE INSURANCE COMPANY -
SEPARATE ACCOUNT A
(Registrant)

By:    Craig A. Anderson                       *By:   /s/ Sarah M. Patterson
       --------------------------------------         -----------------------------------
       Craig A. Anderson                              Sarah M. Patterson
       Chief Financial Officer and Treasurer*         Attorney-in-Fact

FORETHOUGHT LIFE INSURANCE COMPANY
(Depositor)

By:    Craig A. Anderson
       --------------------------------------
       Craig A. Anderson
       Chief Financial Officer and Treasurer*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

Allan Levine, Director (Chairman) and Chief Executive Officer
John Graf, Director (Non-Executive Vice Chairman)
Gilles M. Dellaert, Director, Executive Vice President           *By:   /s/ Sarah M. Patterson
 and Chief Investment Officer                                           -----------------------------------
Nicholas H. Von Moltke, Director, Executive Vice                        Sarah M. Patterson
  President and Chief Operating Officer                                 Attorney-in-Fact
Hanben Kim Lee, Director and Executive Vice President            Date:  September 18, 2015
Michael A. Reardon, Director and President
Eric D. Todd, Director and Senior Vice President
Richard V. Spencer, Director

                                 EXHIBIT INDEX

(9)     Opinion and Consent of Sarah M. Patterson, Vice President and Assistant
        General Counsel
(99)    Copy of Power of Attorney